Filed pursuant to Rule 424(b)(4)

Registration No. 333-233534

Dated: May 10, 2023

PROSPECTUS

22,689,035 shares of common stock

This prospectus relates to the offer and sale of up to 22,689,035 shares of common stock, par value $0.00067, of BioLargo, Inc., a Delaware corporation, by the selling stockholders identified herein (referred to collectively herein as the “selling stockholders,” or individually as a “selling stockholder”). The shares are all issuable upon exercise of warrants granted to the selling stockholders at various times. The exercise price and other terms of the warrants vary and are described in more detail in this prospectus.

The warrants were issued between December 16, 2014 and September 12, 2019, at exercise prices ranging from $0.25 to $0.70 per share. The warrants expire on various dates ranging from December 16, 2019 through September 12, 2024. As originally filed, the prospectus covered 26,669,650 shares of stock; since that time warrants to purchase 3,980,615 shares have expired. The warrants were issued pursuant to various warrant agreements, all of which are listed as Exhibits to the registration statement of which this prospectus is part.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. We may receive up to approximately $5,684,707 aggregate gross proceeds in the event the remaining warrants are exercised.

After exercise of the warrants, the selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholders may sell the shares of common stock being registered pursuant to this prospectus. Each selling stockholder may be considered “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution”.

Since January 23, 2008, our common stock has been quoted on the OTC Markets “OTCQB” marketplace (formerly known as the “OTC Bulletin Board”, and referred to in this prospectus as the “OTC Markets”) under the trading symbol “BLGO.”  On May 10, 2023, the last reported sale price of our common stock on the OTC Markets was $0.2019.

The securities offered in this prospectus involve a high degree of risk. You should consider the risk factors beginning on page 10 before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2023

i

Unless otherwise specified, the information in this prospectus is set forth as of May 10, 2023, and we anticipate that changes in our affairs will occur after such date. We have not authorized any person to give any information or to make any representations, other than as contained in this prospectus, in connection with the offer contained in this prospectus. If any person gives you any information or makes representations in connection with this offer, do not rely on it as information we have authorized. This prospectus is not an offer to sell our common stock in any state or other jurisdiction to any person to whom it is unlawful to make such offer.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this registration statement fully, you should read this entire prospectus carefully, including the financial statements and the related notes beginning on page F-1. When we refer in this prospectus to “BioLargo,” the or our “Company,” “we,” “us” and “our,” we mean (i) BioLargo, Inc., a Delaware corporation; and (ii) its partially or wholly-owned subsidiaries BioLargo Life Technologies, Inc., a California corporation which holds our registered patents, ONM Environmental, Inc., a California corporation which manufactures, markets, sells and distributes our odor and volatile organic compound control products, BioLargo Water Investment Group, Inc., a California corporation (which wholly owns BioLargo Water, Inc., a Canadian corporation), BioLargo Development Corp., a California corporation which employs and provides benefits to our employees, BioLargo Engineering, Science & Technologies, LLC, a Tennessee limited liability company (“BLEST”) that provides professional engineering services out of Oak Ridge Tennessee, BioLargo Energy Technologies, Inc., a California corporation (“BETI”) formed to commercialize our proprietary battery technology, BioLargo Equipment Solutions & Technologies, Inc., a California corporation, and Clyra Medical Technologies, Inc., a California corporation (“Clyra Medical”) which commercializes our technologies in the medical and dental fields. All subsidiaries are wholly owned, except for BETI, BLEST and Clyra Medical.

See “Cautionary Note Regarding Forward Looking Statements” on page 14.

Our Company

BioLargo, Inc. is a corporation organized under the laws of the state of Delaware. Our common stock is quoted on the OTC Markets OTCQB “Venture Marketplace” under the trading symbol “BLGO”.

Our corporate offices are located at 14921 Chestnut St., Westminster, California 92683. We have a research facility and offices at the University of Alberta in Canada, and our engineering team is located at 105 Fordham Road in Oak Ridge, Tennessee. Our telephone number is (888) 400-2863.

Our principal corporate website is www.BioLargo.com. We also maintain a blog at www.BioLargo.blogspot.com. Websites concerning our subsidiaries are www.ONMEnvironmental.com, www.CupriDyne.com, www.ClyraMedical.com, www.BioLargoWater.com, and www.BioLargoEngineering.com. The information on our websites and blog are not, and shall not be deemed to be, a part of this prospectus.

ABOUT THIS REGISTRATION

The Registration Statement

This prospectus covers 22,689,035 shares of stock, all of which are offered for sale by the selling stockholders. As originally filed, the prospectus covered 26,669,650 shares of stock; since that time warrants to purchase 3,980,615 shares have expired. The shares offered hereby are not yet issued and outstanding but will be issued upon exercise of warrants issued to the selling stockholders.

Securities Offered

Common stock to be offered by the selling stockholders	22,689,035 shares issuable upon the exercise of outstanding warrants.

Common stock outstanding prior to this offering	284,690,284 shares, as of May 10, 2023.

Common stock to be outstanding after giving effect to the issuance of 22,689,035 additional shares registered hereunder	Assuming all warrants are exercised, 307,379,319 shares.

Use of Proceeds

We will receive no proceeds from the sale of shares of common stock by the selling stockholders in this offering. We may receive up to $5,684,707 in aggregate gross proceeds upon exercise of the warrants. Any proceeds that we receive from the selling stockholders upon exercise of the warrants will be used for working capital requirements of the Company’s business divisions and for the repayment of debt. See “Use of Proceeds.”

Risk factors	This investment involves a high degree of risk. See “Risk Factors” for a discussion of factors you should consider carefully before making an investment decision.

Symbol on the OTC Markets OTCQB “Venture Marketplace”	“BLGO”

SUMMARY OF BUSINESS OPERATIONS

BioLargo, Inc. invents, develops, and commercializes innovative platform technologies to solve challenging environmental problems like PFAS contamination, advanced water and wastewater treatment, industrial odor and VOC control, air quality control, infection control, and myriad environmental remediation challenges. Having conducted continual and extensive research and development, BioLargo holds a wide array of issued patents, maintains a robust pipeline of products, and provides full-service environmental engineering services.

Our Company operates in four distinct divisions – odor and VOC control operated out of Orange County, California; engineering services operated out of Oak Ridge, Tennessee; Canadian operations in Edmonton, Alberta; and medical products, operated out of Orange County, California.

Our flagship products are:

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CupriDyne Clean, a safe and natural deodorizer, which uses non-toxic common and essential nutrients to break down organically derived odors by means of safe, gentle and effective oxidation. In its various forms CupriDyne Clean is used by industry to control odors at landfills, waste transfer stations, wastewater processing facilities and others, and is used by consumers to control odors on pets (Pooph branded pet odor remover, sold in Walmart and on Amazon.com) and for household odors.

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The “Aqueous Electrostatic Concentrator” (AEC), which removes per- and polyfluoroalkyl substances (PFAS) from water. It works by separating PFAS compounds in an electrostatic field and forcing them through a proprietary membrane system, removing more than 99% of these harmful, cancer-causing compounds which are found in municipal drinking water and are increasingly the subject of government regulation. The AEC generates less PFAS-laden waste than competing technologies.

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The AOS water treatment system, which provides high-level disinfection against bacteria, viruses, and protozoa while eliminating hard-to-treat organic contaminants, and is more cost-effective and consumes less electricity than competing technologies.

Our engineering division offers full service environmental engineering to third parties and provides engineering support services to our internal teams to accelerate the commercialization of our technologies. Located in Oak Ridge, Tennessee, the team is highly experienced across multiple industries and considered experts in their respective fields, including chemical engineering, wastewater treatment (including design, operations, data gathering and data evaluation), process safety, energy efficiency, air pollution, design and control, technology evaluation, technology integration, air quality management & testing, engineering management, permitting, industrial hygiene, applied research and development, air testing, environmental permitting, HAZOP review, chemical processing, thermal design, computational fluid dynamics, mechanical engineering, mechanical design, NEPDES permitting, RCRA/TSCA compliance and permitting, project management, storm water design & permitting, computer assisted design (CAD), bench chemistry, continuous emission monitoring system operator, data handling and evaluation and decommissioning and decontamination of radiological and chemical contaminated facilities.

Clyra Medical sells medical products based on our technology. It is launching a product to be used by surgeons generally, with a first target market aimed toward orthopedic surgeons for use as a wound irrigation solution and to help manage patient care and outcomes.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties that you should consider before investing in our common stock. Set forth below is a summary of the principal risks we face:

●	We have incurred losses since inception, we may continue to incur losses and negative cash flows in the future.
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Our cash requirements are significant, and we intend to continue to sell our securities to fund our operations, including to Lincoln Park Capital Fund (“Lincoln Park”), which is dilutive to our current and future stockholders.

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Our ability to access the capital markets to fund our operations could be limited due to factors beyond our control, and our failure to raise capital in the future could affect our business, financial condition and results of operations.

●	We have a limited operating history, which makes it difficult to forecast our future results, making any investment in us highly speculative.
●	The recent increases in our revenues are due primarily to the marketing efforts of a third party that sells private-label odor-control products, and their efforts in the future are out of our control.
●	A significant portion of our revenue is concentrated with one customer.
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Because of the Russian invasion of Ukraine, high inflation and increase Federal Reserve interest rates in response, we may have to deal with a recessionary economy which may reduce demand for our products and services.

●	Our future success depends on our ability to retain and attract high-quality personnel, and the efforts, abilities and continued service of our senior management.
●	We may struggle to manage our growth effectively, and as a result our business may be harmed.
●	Some of our products may require regulatory approval from the FDA or EPA.
●	Our internal disclosure controls and procedures over financial reporting are not effective, and could effect the accuracy of our financial statements.
●	Our common stock is currently a “penny stock” which trades on a limited basis on OTCQB, and due to factors beyond our control our stock price may be volatile.
●	Trading in our common stock is limited, and future sales of our common stock may depress our stock price.

RISK FACTORS

An investment in our common stock is highly speculative, involves a high degree of risk and should be made only by investors who can afford a complete loss. You should carefully consider the following risk factors, together with the other information in this prospectus, including our financial statements and the related notes, before you decide to buy our common stock. If any of the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment therein.

Risks relating to our Financial Condition

We have incurred net losses on an annual basis since our inception and may continue to experience losses and negative cash flow in the future.

We have not yet generated enough revenue or gross profit from operations to fund our expenses, and, accordingly, we have incurred net losses every year since our inception. We recorded net loss of $5,132,000 for the year ended December 31, 2022, and a net loss of $6,894,000 for the year ended December 31, 2021. At December 31, 2022, we had $1,851,000 cash and cash equivalents. We have funded the majority of our activities through the issuance of equity securities, both at corporate level and through direct third-party investments in our subsidiaries. Although we are devoting more energy and money to our sales and marketing activities, and our revenues have increased year-over-year for the last eight years, we continue to anticipate net losses and negative cash flow for the foreseeable future. Our ability to reach positive cash flow depends on many factors, including our ability to fund sales and marketing activities, the rate of client adoption of our products, and the efforts and success of third parties, such as Ikigai Marketing Works that sells an odor-control product for pets based on our technology. We may continue to incur losses and experience negative cash flows from operations for the foreseeable future. If we cannot achieve positive cash flow from operations or net income, we may need to raise additional capital on acceptable terms.

Our cash requirements are significant. We will continue to require additional financing to sustain our operations and without it we may not be able to continue operations.

Our cash requirements and expenses continue to be significant. For the year ended December 31, 2022, we used $2,762,000 cash in operations, and at December 31, 2022, we had working capital of $1,587,000, and current assets of $3,153,000. For the three months ended March 31, 2023, we generated revenues of $3,742,000 through our subsidiaries (see Note 11), had a net loss of $494,000, used $43,000 cash in operations, and at March 31, 2023, we had working capital of $3,075,000, and current assets of $4,874,000. In order to become profitable, we must significantly increase our revenues.  Although our revenues are increasing through sales of our private-label products and from our engineering division, we expect to continue to use cash for the foreseeable future as it becomes available, and expect to continue to need to sell our securities to fund operations.

Our auditor’s report for the year ended December 31, 2022, includes an explanatory paragraph in their audit opinion stating that our recurring losses from operations and working capital deficiency raise substantial doubt about our ability to continue as a going concern. We do not currently have sufficient financial resources to fund our operations or those of our subsidiaries. Therefore, we need additional financing to continue these operations.

We have relied on private securities offerings, as well as sales of stock to Lincoln Park (See “Lincoln Park Transaction”, below), to provide cash needed to close the gap between operational revenue and expenses. Our ability to rely on private financing may change if the United States enters a recession, if the Dow Industrial Average or Nasdaq composite decline significantly, if interest rates rise, if real estate values decline, if international events affect the global economy, or many other factors that impact private investors’ willingness to invest in high-risk companies. Thus, while we have been able to rely on private investments in the past, we may not be able to do so in the near future.

During the year ended December 31, 2022, we relied on our financing agreement with Lincoln Park to sell shares and raise capital, as well as other private investors, and received approximately $2,600,000 in gross proceeds. These sales of our common stock are dilutive to our existing stockholders. We intend to continue these financing activities, and thus intend to continue to dilute existing and future stockholders.

Our ability to access capital markets could be limited.

From time-to-time, we may need to access capital markets to obtain long-term and short-term financing. However, our ability to access capital markets could be limited or adversely affected by, among other things, the performance of the stock market in general, interest rates, our asset base, our track record in the industries in which we operate, our financial condition, and the health or market perceptions of the US or global economy. In addition, many of the factors that affect our ability to access capital markets, including the liquidity of the overall capital markets in general and the lack of liquidity for our common stock and the state of the economy, among others, are outside of our control. No assurance can be given that we will be able to access capital markets on terms acceptable to us when required to do so, which could adversely affect our business, financial condition and results of operations.

We expect to incur future losses and may not be able to achieve profitability.

Although we are generating revenue from the sale of our products and from providing services, and we expect to generate revenue from new products we are introducing, and eventually from other license or supply agreements, we anticipate net losses and negative cash flow to continue for the foreseeable future until our products are expanded in the marketplace and they gain broader acceptance by resellers and customers. Our current level of sales is not sufficient to support the financial needs of our business. We cannot predict when or if sales volumes will be sufficiently large to cover our operating expenses. We intend to expand our marketing efforts of our products as financial resources are available, and we intend to continue to expand our research and development efforts. Consequently, we will need to generate significant additional revenue or seek additional financings to fund our operations. This has put a proportionate corresponding demand on capital. Our ability to achieve profitability is dependent upon our efforts to deliver a viable product and our ability to successfully bring it to market, which we are currently pursuing. Although our management is optimistic that we will succeed in licensing our technology, we cannot be certain as to timing or whether we will generate sufficient revenue to be able to operate profitably. If we cannot achieve or sustain profitability, then we may not be able to fund our expected cash needs or continue our operations. If we are not able to devote adequate resources to promote commercialization of our technology, then our business plans will suffer and may fail.

Because we have limited resources to devote to sales, marketing and licensing efforts with respect to our technology, any delay in such efforts may jeopardize future research and development of technologies and commercialization of our technology. Although our management believes that it can finance commercialization efforts through sales of our securities and possibly other capital sources, if we do not successfully bring our technology to market, our ability to generate revenues will be adversely affected.

Some of our revenues are dependent on the marketing efforts of third parties.

We manufacture and sell private-labeled odor-control products to third parties who market those products to consumers and retailers. A significant amount of our revenue in the year ended December 30, 2022 (almost 50%), was from sales to one such third party. We have no control over that third-party’s marketing budget or sales activities. If they curtail their marketing efforts, currently through national television advertising, our sales to them could decrease. If they discontinue their marketing campaign, our sales to them would be significantly reduced.

A significant portion of our revenue is concentrated with a one customer.

In the year ended December 31, 2022, almost 50% of our total revenue was from the sale of Pooph branded pet-odor products to Ikigai. In the three months ended March 31, 2023, sales to Ikigai accounted for 86% of our total revenue. Our contract with Ikigai does not require they purchase a minimum amount of product from us, and their demand for our product is dependent entirely on their customers’ demand. They create customer demand through television and other advertising, and sell directly to consumers as well as to retailers. Any decrease in their advertising is likely to correspondingly decrease their purchase of product from us. We have no control over their advertising budget or methods, and therefore have no control over their need for product from us. Other factors beyond our control may affect customer demand for the Pooph product. Any such decrease in demand for Pooph product would have a material adverse effect on our business, results of operations, or financial condition.

Our revenue growth rate may not be indicative of future performance and may slow over time.

Although our revenues have grown over the last several years and in recent quarters, our revenue growth rate may slow over time for a number of reasons, including increasing competition, market saturation, slowing demand for our products and services, increasing regulatory costs and challenges, the impact of COVID-19, and failure to capitalize on growth opportunities.

We do not have contracts with customers that require the purchase of a minimum amount of our products.

Very few of our customers provide us with firm, long-term or short-term volume purchase commitments. As a result, we could have periods during which we have no or limited orders for our products but will continue to have fixed costs. We may not be able to find new customers in a timely manner if we experience no or limited purchase orders. Periods of no or limited purchase orders for our products would adversely affect our business, financial condition and results of operations.

Supply Chain Challenges

As we emerge with new products like our AEC and AOS water treatment systems, and battery storage systems, we will likely face supply chain challenges, including supply and pricing volatility, that will be beyond our control that might include steel, electrodes, membranes, electronic components (like chips), raw chemicals. We predict that at some level we may face delays and or extended delivery times for systems sold to clients and that could lead to delays in our anticipated growth.

We need to outsource and rely on third parties for the manufacture of the chemicals, material components or delivery apparatus used in our technology and products, and part of our future success will be dependent on the timeliness and effectiveness of the efforts of these third parties.

We do not have the required financial and human resources or capability to manufacture the chemicals necessary to make our odor control products. Our business model calls for the outsourcing of the manufacture of these chemicals in order to reduce our capital and infrastructure costs as a means of potentially improving our financial position and the profitability of our business. Accordingly, we must enter into agreements with other companies that can assist us and provide certain capabilities, including sourcing and manufacturing, which we do not possess. We may not be successful in entering into such alliances on favorable terms or at all. Even if we do succeed in securing such agreements, we may not be able to maintain them. Furthermore, any delay in entering into agreements could delay the development and commercialization of our technology or reduce its competitiveness even if it reaches the market. Any such delay related to such future agreements could adversely affect our business.  While we have been able to secure materials and supplies like plastic containers through the COVID-19 crisis, we have not assurances that our ability to purchase in large quantities on a continual basis.

If any party to which we have outsourced certain functions fails to perform its obligations under agreements with us, the commercialization of our technology could be delayed or curtailed.

To the extent that we rely on other companies to manufacture the chemicals used in our technology, our products, or sell or market products incorporating our technology, we will be dependent on the timeliness and effectiveness of their efforts. If any of these parties does not perform its obligations in a timely and effective manner, the commercialization of our technology could be delayed or curtailed because we may not have sufficient financial resources or capabilities to continue such efforts on our own.

We rely on a small number of key supply ingredients in order to manufacture our odor control products, including CupriDyne Clean and our private-label products.

The raw ingredients used to manufacture our liquid odor control products are readily available from multiple suppliers. However, commodity prices for these ingredients can vary significantly, and the margins that we are able to generate could decline if prices rise. If our manufacturing costs rise significantly, we may be forced to raise the prices for our products, which may reduce their acceptance in the marketplace. Given the current delays in supply chain delivery on a global scale, we are anticipating and developing strategies to manage the expected increases in our cost of raw goods and potential supply limitations which could impact our business and results of operations.

If our technology or products incorporating our technology do not gain market acceptance, it is unlikely that we will become profitable.

The potential markets for products into which our technology can be incorporated are rapidly evolving, and we have many successful competitors including some of the largest and most well-established companies in the world. The commercial success of products incorporating our technology will depend on the adoption of our technology by commercial and consumer end users in various fields.

Market acceptance may depend on many factors, including:

●	the willingness and ability of consumers and industry partners to adopt new technologies from a company with little or no history in the industry;

●	our ability to convince potential industry partners and consumers that our technology is an attractive alternative to other competing technologies;

●	our ability to license our technology in a commercially effective manner;

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our ability to continue to fund operations while our products move through the process of gaining acceptance, before the time in which we are able to scale up production to obtain economies of scale; and

●	our ability to overcome brand loyalties.

If products incorporating our technology do not achieve a significant level of market acceptance, then demand for our technology itself may not develop as expected, and, in such event, it is unlikely that we will become profitable.

If we are not able to manage our anticipated growth effectively, we may not become profitable.

We anticipate that expansion will continue to be necessary to address potential market opportunities for our technologies and our products. Our existing infrastructure is limited. While we believe our current manufacturing processes as well as our office and warehousing provide the basic resources to expand to sales of more than $2 million per month, our infrastructure will need more staffing to support manufacturing, customer service, administration as well as sales/account executive functions. There can be no assurance that we will have the financial resources to create new infrastructure, or that any such infrastructure will be sufficiently scalable to manage future growth, if any. There also can be no assurance that, if we invest in additional infrastructure, we will be effective in expanding our operations or that our systems, procedures or controls will be adequate to support such expansion. In addition, we will need to provide additional sales and support services to our partners if we achieve our anticipated growth with respect to the sale of our technology for various applications. Failure to effectively manage an increase in customer demands could result in a material adverse effect on customer satisfaction, our ability to meet our contractual obligations, and our operating results.

Some of the products incorporating our technology will require regulatory approval.

The products in which our technology may be incorporated have both regulated and non-regulated applications. The regulatory approvals for certain applications may be difficult, impossible, time consuming and/or expensive to obtain. While our Company management believes such approvals can be obtained for the applications contemplated, until those approvals from the FDA or the EPA or other regulatory bodies, at the federal and state levels, as may be required are obtained, we may not be able to generate commercial revenues for regulated products. Certain specific regulated applications and their use require highly technical analysis and additional third-party validation and will require regulatory approvals from organizations like the FDA. Certain applications may also be subject to additional state and local agency regulations, increasing the cost and time associated with commercial strategies. Additionally, most products incorporating our technology that may be sold in the European Union (“EU”) will require EU and possibly individual country’s regulatory approval. All such approvals, including additional testing, are time-consuming, expensive and do not have assured outcomes of ultimate regulatory approval.

Our internal controls are not effective.

We have determined that our disclosure controls and procedures and our internal controls over financial reporting are currently not effective. The lack of effective internal controls, has not yet, but could in the future, materially adversely affect our financial condition and ability to implement our business plan, and the accuracy of our financial statements. As more financial resources become available, we need to invest in additional personnel to better manage the financial reporting processes.

We may not be able to attract or retain qualified senior personnel.

We believe we are currently able to manage our current business with our existing management team. However, as we expand the scope of our operations, we will need to obtain the full-time services of additional senior management and other personnel. Competition for highly-skilled personnel is intense, and there can be no assurance that we will be able to attract or retain qualified senior personnel. Our failure to do so could have an adverse effect on our ability to implement our business plan. As we add full-time senior personnel, our overhead expenses for salaries and related items will increase from current levels and, depending upon the number of personnel we hire and their compensation packages, these increases could be substantial.

If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to achieve profitability.

Our future success is substantially dependent on the efforts of our senior management, particularly Dennis P. Calvert, our president and chief executive officer. The loss of the services of Mr. Calvert or other members of our senior management may significantly delay or prevent the achievement of product development and other business objectives. Because of the scientific nature of our business, we heavily rely on our ability to attract and retain qualified marketing, scientific and technical personnel. There is intense competition among specialized and technologically-oriented companies for qualified personnel in the areas of our activities. If we lose the services of, or do not successfully recruit, key marketing, scientific and technical personnel, then the growth of our business could be substantially impaired. At present, we do not maintain key man insurance for any of our senior management, although management is evaluating the potential of securing this type of insurance in the future as may be available.

Nondisclosure agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on nondisclosure agreements with our employees, potential licensing partners, potential manufacturing partners, testing facilities, universities, consultants, agents and other organizations to which we disclose our proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. Since we rely on trade secrets and nondisclosure agreements, in addition to patents, to protect some of our intellectual property, there is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

We may become subject to product liability claims.

As a business that manufactures and markets products for use by consumers and institutions, we may become liable for any damage caused by our products, whether used in the manner intended or not. Any such claim of liability, whether meritorious or not, could be time-consuming and/or result in costly litigation. Although we maintain general liability insurance, our insurance may not cover potential claims of the types described above and may not be adequate to indemnify for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business and operating results, and you may lose some or all of any investment you have made, or may make, in our Company.

Litigation or the actions of regulatory authorities may harm our business or otherwise distract our management.

Substantial, complex or extended litigation could cause us to incur major expenditures and distract our management. For example, lawsuits by employees, former employees, investors, stockholders, partners, customers or others, or actions taken by regulatory authorities, could be very costly and substantially disrupt our business. As a result of our financing activities over time, and by virtue of the number of people that have invested in our Company, we face increased risk of lawsuits from investors. Such lawsuits or actions could from time to time be filed against our Company and/or our executive officers and directors. Such lawsuits and actions are not uncommon, and we cannot assure you that we will always be able to resolve such disputes or actions on terms favorable to our Company.

If we suffer negative publicity concerning the safety or efficacy of our products, our sales may be harmed.

If concerns should arise about the safety or efficacy of any of our products that are marketed, regardless of whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research, such concerns could adversely affect the market for those products. Similarly, negative publicity could result in an increased number of product liability claims, whether or not those claims are supported by applicable law.

Any revenues that we may earn in the future are unpredictable, and our operating results are likely to fluctuate from quarter to quarter.

We believe that our future operating results will fluctuate due to a variety of factors, including:

●	delays in product development by us or third parties;
●	market acceptance of products incorporating our technology;
●	changes in the demand for, and pricing of, products incorporating our technology;
●	competition and pricing pressure from competitive products; and
●	expenses related to, and the results of, proceedings relating to our intellectual property.

We expect our operating expenses will continue to fluctuate significantly in 2023 and beyond, as we continue our research and development and increase our marketing and licensing activities. Although we expect to generate revenues from licensing our technology in the future, revenues may decline or not grow as anticipated, and our operating results could be substantially harmed for a particular fiscal period. Moreover, our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would most likely decline.

The licensing of our technology or the manufacture, use or sale of products incorporating our technology may infringe on the patent rights of others, and we may be forced to litigate if an intellectual property dispute arises.

If we infringe or are alleged to have infringed another party’s patent rights, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action or are unable to have infringed patents declared invalid, we may:

●	incur substantial monetary damages;
●	encounter significant delays in marketing our current and proposed product candidates;

●	be unable to conduct or participate in the manufacture, use or sale of product candidates or methods of treatment requiring licenses;
●	lose patent protection for our inventions and products; or
●	find our patents are unenforceable, invalid or have a reduced scope of protection

Parties making such claims may be able to obtain injunctive relief that could effectively block our Company’s ability to further develop or commercialize our current and proposed product candidates in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could substantially harm our Company. Litigation, regardless of outcome, could result in substantial cost to, and a diversion of efforts by, our Company.

Our patents are expensive to maintain, our patent applications are expensive to prosecute, and thus we are unable to file for patent protection in many countries.

Our ability to compete effectively will depend in part on our ability to develop and maintain proprietary aspects of our technology and either to operate without infringing the proprietary rights of others or to obtain rights to technology owned by third parties. Pending patent applications relating to our technology may not result in the issuance of any patents or any issued patents that will offer protection against competitors with similar technology. We must employ patent attorneys to prosecute our patent applications both in the United States and internationally. International patent protection requires the retention of patent counsel and the payment of patent application fees in each foreign country in which we desire patent protection, on or before filing deadlines set forth by the International Patent Cooperation Treaty (“PCT”). We therefore choose to file patent applications only in foreign countries where we believe the commercial opportunities require it, considering our available financial resources and the needs for our technology. This has resulted, and will continue to result, in the irrevocable loss of patent rights in all but a few foreign jurisdictions.

Patents we receive may be challenged, invalidated or circumvented in the future, or the rights created by those patents may not provide a competitive advantage. We also rely on trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

We are subject to risks related to future business outside of the United States.

Over time, we may develop business relationships outside of North America, and as those efforts are pursued, we will face risks related to those relationships such as:

●	foreign currency fluctuations;
●	unstable political, economic, financial and market conditions;
●	import and export license requirements;
●	trade restrictions;
●	increases in tariffs and taxes;
●	high levels of inflation;
●	restrictions on repatriating foreign profits back to the United States;
●	greater difficulty collecting accounts receivable and longer payment cycles;
●	less favorable intellectual property laws, and the lack of intellectual property legal protection;
●	regulatory requirements;
●	unfamiliarity with foreign laws and regulations; and
●	changes in labor conditions and difficulties in staffing and managing international operations.

The volatility of certain raw material costs may adversely affect operations and competitive price advantages for products that incorporate our technology.

Most of the chemicals and other key materials that we use in our business, such as minerals, fiber materials and packaging materials, are neither generally scarce nor price sensitive, but prices for such chemicals and materials can be cyclical. Supply and demand factors, which are beyond our control, generally affect the price of our raw materials. We try to minimize the effect of price increases through production efficiency and the use of alternative suppliers, but these efforts are limited by the size of our operations. If we are unable to minimize the effects of increased raw material costs, our business, financial condition, results of operations and cash flows may be materially adversely affected.

Certain of our product sales historically have been highly impacted by fluctuations in seasons and weather.

Industrial odor control products have proven highly effective in controlling volatile organic compounds that are released as vapors produced by decomposing waste material. Such vapors are produced with the highest degree of intensity in temperatures between 40 degrees Fahrenheit (5 degrees Celsius) and 140 degrees Fahrenheit (60 degrees Celsius). When weather patterns are cold or in times of precipitation, our clients are less prone to use our odor control products, presumably because such vapors are less noticeable or, in the case of precipitation, can be washed away or altered. This leads to unpredictability in use and sales patterns for, especially, our CupriDyne Clean product line which accounts for over one-half our total sales.

If our battery does not gain market acceptance, it is unlikely that we will become profitable.

The commercial success of our sodium-sulfur battery will depend on the adoption of our technology by commercial and consumer end users in various fields.

Market acceptance may depend on many factors, including:

●	the willingness and ability of consumers and industry partners to adopt new technologies from a company with little or no history in the industry;
●	our ability to convince potential industry partners and consumers that our technology is an attractive alternative to other competing technologies;
●	our ability to license our technology in a commercially effective manner;
●

our ability to continue to fund operations while our products move through the process of gaining acceptance, before the time in which we are able to scale up production to obtain economies of scale; and

●	our ability to overcome brand loyalties.

If products incorporating our technology do not achieve a significant level of market acceptance, then demand for our technology itself may not develop as expected, and, in such event, it is unlikely that we will become profitable.

There may be battery technologies that we are not aware of, and some of them may be subject to patent applications.

We may not be aware of technologies that are similar or identical to our sodium-sulfur battery. We may not be aware of patent applications that have been filed that may include claims that are similar or identical to portions of our molten salt battery or our manufacturing process. No assurance can be made that our sodium-sulfur battery, or our proprietary manufacturing process, does not infringe on the intellectual property rights of third parties. If our technology or manufacturing process infringes on the intellectual property rights of third parties, we may be subject to litigation, or required to pay royalties, to such third parties, and our results of operations and financial condition may be adversely affected.

We expect to face strong competition for our products from a growing list of established and new competitors.

The worldwide battery market is highly competitive today and we expect it will become even more so in the future. For example, Tesla is one of the largest companies in the United States as measured by its market capitalization, and sells lithium-ion batteries for grid-scale applications, commercial and home storage, as well as in its vehicles. There are many other well capitalized and established companies that manufacture and/or sell batteries. Many of the companies have significantly greater or better-established resources than we do to devote to the design, development, manufacturing, distribution, promotion, sale and support of their products. This competition may prevent us from entering the marketplace, or if we do, may prevent us from establishing market share.

There may not be a market for our sodium-sulfur battery.

While we believe that there will be customer demand for our sodium-sulfur battery provided that we are able to prove its competitive advantages, there is no assurance that there will be any market acceptance of it, or any broad market acceptance. There also may not be broad market acceptance of our sodium-sulfur battery if competitors offer batteries which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company’s results of operations and financial condition, and the Company may not be able to achieve its goals.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our contractors and consultants, could be subject to pandemics, earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, acts of terrorism, acts of war and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely in part on third-party manufacturers to produce and process our products or the raw materials used to make our products. Our ability to obtain supplies of our products or raw materials could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster, pandemics, epidemics, or other business interruption, including the recent novel strain of coronavirus (SARS‑CoV‑2 aka COVID-19) that originally surfaced in Wuhan, China in December 2019. The extent to which COVID‑19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID‑19 and the actions to contain 2 or treat its impact, among others. Our corporate headquarters and offices of ONM are in Southern California near major earthquake faults and fire zones. Our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster.

General Risks

Although it appears to be winding down, the COVID-19 coronavirus pandemic could still result in significant disruptions to our clients and/or supply chain which could have a material adverse effect on our business and revenues.

Although the governmental emergency declarations in various states are ending, the COVID-19 pandemic is still evolving and much of its impact remains unknown. It is impossible to predict the impact it or any future respiratory disease or other pandemic may have on the development of our business and on our revenues in the future.

The severity of the coronavirus pandemic could also make access to our existing supply chain difficult or impossible by delaying the delivery of key raw materials used in our product candidates and therefore delay the delivery of our products. Any of these results could materially impact our business and have an adverse effect on our business.

Because of high inflation and increased Federal Reserve interest rates in response, and world events, the effect on the capital markets and the economy is uncertain, and we may have to deal with a recessionary economy and economic uncertainty.

Certain events have affected the global and United States economy including continued inflation, Federal Reserve interest rate increases in response, substantial increases in the prices of oil and gas, dramatic declines in the capital markets, and world events such as Russia’s invasion of Ukraine and other world power’s developing response to the invasion. The duration of Russia’s war and its impact are at best uncertain. The economy appears to be headed into a recession with uncertain and potentially severe impacts upon public companies and us. We cannot predict how this will affect the market for our products and services, but the impact may be adverse.

The global banking system has recently come under increased pressure and uncertainty about every bank’s ability to maintain solvency in times of crisis and when a ‘run on the bank’ occurs. While the US Government has taken action to stabilize the current banking situation, it is not possible to predict the future and the psychology of the market can be fickle and unpredictable. Our Company is not exposed to the risk associated with smaller regional banks like Silicon Valley Bank, but we do maintain balances in excess of the $250,000 FDIC insurance level, at large money center banks and as such should the actions taken by the US Government fail to mitigate the situation, impacts could extend to the largest banks in the world, including ours.

A recession in the United States may affect our business.

If the U.S. economy were to contract into a recession or depression, our existing clients, and potential future clients, may divert their resources to other goods and services, and our business may suffer.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

The federal securities laws require us to comply with SEC reporting requirements relating to our business and securities following the effectiveness of the registration statement of which this prospectus is a part. Complying with these reporting and other regulatory obligations is time-consuming and will result in increased costs to us which could have a negative effect on our financial condition or business. As a public company, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. We will be required to file annual, quarterly and current reports with the SEC disclosing certain aspects and developments of our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional executive officers and personnel and provide for additional management oversight. We intend to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to SEC reporting companies. Sustaining our growth will also require us to commit additional managerial, operational and financial resources to identifying competent professionals to join our Company and to maintain appropriate operational and financial systems to adequately support our intended expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business.

Risks Relating to our Common Stock

If we are not successful, you may lose your entire investment.

Prospective investors in our Company should be aware that if we are not successful in our business, their entire investment could become worthless. Even if we are successful, we can provide no assurances that investors will derive a profit from their investment. We need additional capital to meet our obligations and achieve our business objectives, and we cannot guarantee we will be successful in locating additional required capital as and when needed or that any such amounts will be sufficient for us to establish material revenue growth. If we are not successful, you may lose your entire investment.

The sale or issuance of our common stock to Lincoln Park may cause dilution, and the sale of the shares of common stock acquired by Lincoln Park, or the perception that such sales may occur, could cause the price of our common stock to fall.

On December 13, 2022, we entered into a Purchase Agreement with Lincoln Park (see “Lincoln Park Transaction”, below), pursuant to which Lincoln Park agreed to purchase from us at our request up to an aggregate of $10,000,000 of our common stock (subject to certain limitations) from time to time over a period of three years, noted above in our Risks Related to our Business. We generally have the right to control the timing and amount of any sales of our shares to Lincoln Park.  Sales of our common stock, if any, to Lincoln Park will depend on market conditions and other factors to be determined by us. We may ultimately decide to sell to Lincoln Park all, some or none of the shares of our common stock that may be available for us to sell pursuant to the LPC Agreement.  If and when we do sell shares to Lincoln Park, after Lincoln Park has acquired the shares, Lincoln Park may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to Lincoln Park by us could result in substantial dilution to the interests of other holders of our common stock, as well as sales of our stock by Lincoln Park into the open market causing reductions in the price of our common stock. Additionally, the sale of a substantial number of shares of our common stock to Lincoln Park, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire to effect sales.

Our common stock is thinly traded and largely illiquid.

Our stock is currently quoted on the OTC Markets (OTCQB). Being quoted on the OTCQB has made it more difficult to buy or sell our stock and from time to time has led to a significant decline in the frequency of trades and trading volume. Continued trading on the OTCQB will also likely adversely affect our ability to obtain financing in the future due to the decreased liquidity of our shares and other restrictions that certain investors have for investing in OTCQB traded securities. While we intend to seek listing on the Nasdaq Stock Market (“Nasdaq”) or another national stock exchange when our Company is eligible, there can be no assurance when or if our common stock will be listed on Nasdaq or another national stock exchange.

The market price of our stock is subject to volatility.

Our stock price has been and is likely to continue to be volatile. As a result of this volatility, investors may not be able to sell their common stock at or above their purchase price. The market price of our common stock and warrants may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●

Because our stock is thinly traded, its price can change dramatically over short periods, even in a single day. An investment in our stock is subject to such volatility and, consequently, is subject to significant risk. The market price of our common stock could fluctuate widely in response to many factors, including:

●	developments with respect to patents or proprietary rights;
●	announcements of technological innovations by us or our competitors;
●	announcements of new products or new contracts by us or our competitors;
●	actual or anticipated variations in our operating results due to the level of development expenses and other factors;
●	changes in financial estimates by securities analysts and whether any future earnings of ours meet or exceed such estimates;
●	conditions and trends in our industry;
●	new accounting standards;
●	the size of our public float;
●	short sales, hedging, and other derivative transactions involving our common stock;

●	sales of large blocks of our common stock including sales by our executive officers, directors, and significant stockholders, including Lincoln Park;
●	general economic, political and market conditions and other factors; and
●	the occurrence of any of the risks described herein.

You may have difficulty selling our stock because it is deemed a “penny stock” and not quoted on a national exchange.

Because our common stock is not quoted or listed on a national securities exchange, if the trading price of our common stock remains below $5.00 per share, which we expect for the foreseeable future, trading in our common stock will be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction before the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer and current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed on broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of our common stock and the ability of holders of our common stock to sell their shares.

Because our shares are deemed a “penny stock,” rules enacted by FINRA make it difficult to sell previously restricted stock.

Rules put in place by the Financial Industry Regulatory Authority (FINRA) require broker-dealers to perform due diligence before depositing unrestricted common shares of penny stocks, and as such, some broker-dealers, including many large national firms (such as eTrade and Charles Schwab), are refusing to deposit previously restricted common shares of penny stocks. We routinely issued non-registered restricted common shares to investors, vendors and consultants. The issuance of such shares is subjected to the FINRA-enacted rules. As such, it can be difficult for holders of restricted stock, including those issued in our private securities offerings, to deposit the shares with broker-dealers and sell those shares on the open market.

Because we will not pay dividends in the foreseeable future, stockholders will only benefit from owning common stock if it appreciates.

We have never declared or paid a cash dividend to stockholders. We intend to retain any earnings that may be generated in the future to finance operations. Accordingly, any potential investor who anticipates the need for current dividends from his investment should not purchase our common stock, and must rely on the benefit of owning shares, and presumably a rise in share price. We cannot predict the future price of our stock, and due to the factors enumerated herein, can make no assurance of a future increase in the price of our common stock.

We regularly issue stock, or stock options, instead of cash, to pay some of our operating expenses. These issuances are dilutive to our existing stockholders.

We are party to agreements that provide for the payment of, or permit us to pay at our option, securities rather than cash in consideration for services provided to us. We include these provisions in agreements to allow us to preserve cash. We anticipate that we will continue to do so in the future. All such issuances preserve our cash reserves, but are also dilutive to our stockholders because they increase (and will increase in the future) the total number of shares of our common stock issued and outstanding, even though such arrangements assist us with managing our cash flow. These issuances also increase the expense amount recorded.

Our stockholders face further potential dilution in any new financing.

In the year ended December 31, 2022, we issued approximately 22 million shares of common stock. Our private securities offerings typically offer convertible securities, including notes and warrants. Those warrants often include provisions that require investors to pay for the underlying shares with cash, which if executed would generate working capital for the Company. Any additional capital that we raise would dilute the interest of the current stockholders and any persons who may become stockholders before such financing. Given the price of our common stock, such dilution in any financing of a significant amount could be substantial.

Our stockholders face further potential adverse effects from the terms of any preferred stock that may be issued in the future.

Our certificate of incorporation authorizes 50 million shares of preferred stock. None are outstanding as of the date hereof. In order to raise capital to meet expenses or to acquire a business, our board of directors may issue additional stock, including preferred stock. Any preferred stock that we may issue may have voting rights, liquidation preferences, redemption rights and other rights, preferences and privileges. The rights of the holders of our common stock will be subject to, and in many respects subordinate to, the rights of the holders of any such preferred stock. Furthermore, such preferred stock may have other rights, including economic rights, senior to our common stock that could have a material adverse effect on the value of our common stock. Preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, can also have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of our Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying our forward-looking statements are reasonable, these expectations may prove to be incorrect, and all of these statements are subject to risks and uncertainties. Therefore, you should not place undue reliance on our forward-looking statements. We have included important risks and uncertainties in the cautionary statements included in this prospectus, particularly the section titled “Risk Factors” incorporated by reference herein. We believe these risks and uncertainties could cause actual results or events to differ materially from the forward-looking statements that we make. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. Our forward-looking statements do not reflect the potential impact of future acquisitions, mergers, dispositions, joint ventures or investments that we may make. We do not assume any obligation to update any of the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements. Any forward-looking statement made by us in this prospectus is based only on information currently available to us and speaks only as of the date on which it is made.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders upon exercise of outstanding warrants to purchase common stock. We will receive no proceeds from the sale of shares of common stock by the selling stockholders in this offering. We may receive up to $5,684,707 in aggregate gross proceeds upon exercise of the underlying warrants; provided, however, the exercise price of the warrants is currently higher than the price at which our common stock is trading and therefore we do not anticipate the warrants to be exercised unless and until the price of our stock increases. See “Plan of Distribution” elsewhere in this prospectus for more information.

We expect to use any proceeds that we receive under the exercise of the warrants to help fund general working capital for our corporate operations and repayment of debt.

DIVIDEND POLICY

We have never declared or paid a cash dividend to stockholders. We intend to retain any earnings that may be generated in the future to finance operations.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and our capitalization as of December 31, 2022 (unaudited), and as adjusted to give effect to the sale of the shares offered hereby and the use of proceeds, as described in the section titled “Use of Proceeds” above.

You should read this information in conjunction with “Managements’ Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2022.

	As of December 31, 2022 (in thousands)
	Actual	As Adjusted(1) (unaudited)
CASH AND CASH EQUIVALENTS	$1,851	$7,536

STOCKHOLDERS’ EQUITY:
Convertible Preferred Series A, $.00067 Par Value, 50,000,000 Shares Authorized, -0- Shares Issued and Outstanding at December 31, 2022.	—	—
Common stock, $.00067 Par Value, 550,000,000 Shares Authorized, 278,462,706 Shares Issued at December 31, 2022, and 301,151,741 Shares Issued, as adjusted.	186	201
Additional paid-in capital	148,435	154,105
Accumulated other comprehensive loss	(149)	(149)
Accumulated deficit	(143,594)	(143,594)

Total Biolargo and subsidiaries stockholders’ equity	4,878	10,563
Non-controlling interest	(2,867)	(2,867)
Total stockholders’ equity	2,011	7,696
Total liabilities and stockholders’ equity	4,858	10,543

(1)

The “as adjusted” column assumes the selling stockholders exercise the remaining exercisable warrants to purchase 22,689,035 shares for an aggregate exercise price of approximately $5,684,707, and that all shares registered hereunder are issued. Of the shares registered, the exercise price of the warrants is above the Company’s stock price as of the date of this prospectus, and average $0.251. As such, we believe that unless our stock price increases substantially, it is likely that a majority of warrants would expire unexercised.

DILUTION

The net tangible book value of our Company as of December 31, 2022, was $750,000, or approximately $0.003 per share of common stock. Net tangible book value per share is determined by dividing the net tangible book value of our Company (total tangible assets less total liabilities) by the number of outstanding shares of our common stock.

Assuming all warrants issued to the Selling Stockholders are exercised (see Note 1 in the Capitalization section immediately above) and the exercise price is received by the Company, our adjusted net tangible book value as of December 31, 2022, would have been $6,435,000 or approximately $0.021 per share. This represents an immediate increase in net tangible book value of approximately $0.018 per share to existing stockholders.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

Since January 23, 2008, our common stock has been quoted on the OTC Markets “OTCQB” marketplace (formerly known as the “OTC Bulletin Board”) under the trading symbol “BLGO”. The OTCQB is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter equity securities. The OTCQB securities are traded by a community of market makers that enter quotes and trade reports. This market is limited in comparison to the national stock exchanges and any prices quoted may not be a reliable indication of the value of our common stock. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The table below represents the quarterly high and low closing prices of our common stock for the last two fiscal years as reported by Yahoo Finance.

	2022		2021
	High	Low	High	Low
First Quarter	$0.29	$0.20	$0.25	$0.12
Second Quarter	$0.25	$0.16	$0.24	$0.16
Third Quarter	$0.30	$0.17	$0.22	$0.17
Fourth Quarter	$0.29	$0.16	$0.23	$0.17

The closing price for our common stock on May 10, 2023, was $0.2019 per share

Holders

As of May 10, 2023, there were approximately 533 registered holders of our common stock. This does not include beneficial owners.

Dividends

We have never declared or paid a cash dividend to stockholders. We intend to retain any earnings that may be generated in the future to finance operations.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information as of December 31, 2022

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (c)
Equity compensation plans approved by security holders	26,641,926	(1)	$0.22	23,262,159
Equity compensation plans not approved by security holders(2)	18,516,329		$0.39	n/a
Total	45,158,255		$0.27	23,262,159

(1)

Includes 1,904,085 shares issuable under the 2007 Equity Plan. The 2007 Equity Plan expired September 6, 2017, and 24,737,841 shares issuable under the 2018 Equity Incentive Plan adopted by the Board on March 7, 2018 and subsequently approved by stockholders on May 23, 2018.

(2)

This includes various issuances of options to specific individuals either as a conversion of un-paid obligations pursuant to a plan adopted by our board of directors, or as part of their agreement for services.

2018 Equity Incentive Plan

On June 22, 2018, our stockholders adopted the BioLargo 2018 Equity Incentive Plan (“2018 Plan”) as a means of providing our directors, key employees and consultants additional incentive to provide services. Both stock options and stock grants may be made under this plan for a period of 10 years. It is set to expire on its terms on June 22, 2028. Our Board of Director’s Compensation Committee administers this plan. As plan administrator, the Compensation Committee has sole discretion to set the price of the options. The plan authorizes the following types of awards: (i) incentive and non-qualified stock options, (ii) restricted stock awards, (iii) stock bonus awards, (iv) stock appreciation rights, (v) restricted stock units, and (vi) performance awards. The total number of shares reserved and available for awards pursuant to this Plan as of the date of adoption of this 2018 Plan by the Board is 40 million shares. The number of shares available to be issued under the 2018 Plan increases automatically each January 1st by the lesser of (a) two million shares, or (b) such number of shares determined by our Board. As of December 31, 2022, 48,000,000 shares are authorized under the plan.

2007 Equity Incentive Plan

On September 7, 2007, and as amended April 29, 2011, the BioLargo, Inc. 2007 Equity Incentive Plan (“2007 Plan”) was adopted as a means of providing our directors, key employees and consultants additional incentive to provide services. Both stock options and stock grants may be made under this plan for a period of 10 years, which expired on September 7, 2017. The Board’s Compensation Committee administers this plan. As plan administrator, the Compensation Committee has sole discretion to set the price of the options. As of September 2017, the Plan was closed to further stock option grants.

Equity Compensation Plans not approved by stockholders

In addition to the 2018 and 2007 Equity Plans, our board of directors has approved a plan for employees, consultants and vendors by which outstanding amounts owed to them by our Company may be converted to common stock or options to purchase common stock. The conversion and exercise price is based on the closing price of our common stock on the date of agreement. If an option is issued, the number of shares purchasable by the option is calculated by dividing the amount owed by the exercise price, times one and one-half.

DESCRIPTION OF BUSINESS

Our Business - Innovator and Solution Provider

BioLargo, Inc. invents, develops, and commercializes innovative platform technologies to solve challenging environmental problems like PFAS contamination (per- and polyfluoroalkyl substances), advanced water and wastewater treatment, industrial odor control, air quality control, infection control, and myriad environmental remediation challenges. Having conducted continual and extensive research and development, BioLargo holds a wide array of issued patents, maintains a robust pipeline of products, and provides full-service environmental engineering. With a keen emphasis on partnerships with academic, government, and commercial organizations and associations, BioLargo has proven itself by executing on challenging environmental engineering projects, demonstrating its powerful technologies through pilots, trials, and early commercial adoption, publishing high-impact academic and industry publications, and winning over 90 grants. We monetize our innovations through direct sales and recurring service contracts, as well as through channel partnerships, meaning licensing agreements, exclusive and non-exclusive distribution agreements, brand development partnerships, sale referral partnerships, strategic joint venture formation, and/or the sale of the IP. Channel partnerships allow us to extend the commercial reach of our products and services disproportionately to our core infrastructure and staffing.

Our revenues more than doubled in 2022 as compared with 2021, and that trend is continuing in the first quarter of 2023. The standout has been the pet odor product (brand name “Pooph”) sold by our consumer packaged goods partners at Ikigai Marketing Works, whose sales contributed significantly to the record product revenues of our odor and VOC control products division ONM Environmental.

We have several key ongoing projects that Company management believes will stimulate accelerated growth through 2023. These are:

●	The launch in major retailers of the Pooph pet odor control product by our consumer packaged goods partners at Ikigai.

●

Our first PFAS removal project at a large industrial site (announced in August 2022), currently in the initial phase of a multi-phase process, which we expect to continue advancing as we engineer a comprehensive PFAS mitigation plan.

●	Expanded commercial roll-out of our PFAS treatment technology through a growing network of sales rep organizations.

●	Garratt-Callahan’s launch of the jointly developed minimal liquid discharge wastewater treatment product.

●	Our engineering work with Ultra Safe Nuclear.

●	Our engineering services division’s engagements as consultants to support large capital projects which are sponsored and or financed by the customers.

Technology

We have continually advanced our portfolio of technologies since the first acquisition of early iterations of the BioLargo technology in the spring of 2007. Our innovations have primarily been developed through our internal resources, and some through acquisition. These include patents, patents pending, and trade secrets that include solutions for:

●	Water decontamination, including:
o	Removal of per- and polyfluoroalkyl substances (PFAS) and chlorides from drinking and ground water
o	Micro-pollutant destruction and removal
o	Legionella detection and water treatment solutions
o	Minimum and zero liquid discharge systems (MLD/ZLD)
o	Disinfection
o	Electro-oxidation
●	Battery energy storage
●	Air quality controls and systems including odor and VOC control
●	Mineral processing

●	Infection control
●	Wound management
●	Disinfection

Talent

We have grown our team to 33 team members and numerous other part-time consultants, including highly qualified PhDs, engineers, MDs and medical professionals, construction professionals, field service technicians, innovators, sales marketing specialists, entrepreneurial and executive leadership.

Purpose

Our mission to make life better drives us to serve others with integrity, knowledge, technology, and solutions that protect the environment, improve quality of life, and protect lives. Most of our technologies were developed from the ground-up to be sustainable, practical solutions to significant global challenges. We are unique in our ability to tailor our offerings to serve our customers with proven expertise, proven technology and, if needed, we often have the ability to develop new technical solutions to meet our customers’ needs.

Combating the PFAS Forever-Chemical Crisis – the AEC

One of the most significant and timely innovations in our portfolio is our per- and polyfluoroalkyl substances (PFAS) removal and collection/disposal solution we call the Aqueous Electrostatic Concentrator (AEC). Our engineers developed and are now commercializing the AEC, which is a novel water treatment system that removes PFAS from water at a lower operating cost and generating only a fraction of the PFAS-laden waste of the most common currently used solutions (carbon filtration, ion exchange, and reverse osmosis). PFAS chemicals have been linked to cancer, immune disorders, liver dysfunction, and many other human health problems, and are contained in a vast range of manufactured goods, common household products (e.g., cleaning products, cookware), and electronics, and contaminate drinking water in unsafe levels all over the globe.

PFAS is often referred to as the “contaminant of the decade”, and as such, it is considered a multi-billion dollar commercial market opportunity. The EPA proposed new drinking water standards on March 14, 2023, limiting certain PFAS chemicals to four parts per trillion – a standard our AEC can meet. We believe these proposed rules will continue to push the market to find and adopt commercially viable solutions to remove PFAS chemicals from water. Additionally, some emerging regulations on PFAS in the U.S. are expected to skew the market toward seeking treatment technologies that produce as little PFAS-laden solid waste as possible, a favorable trend for our AEC that generates very little PFAS-laden waste. Detection of unsafe levels of PFAS around the world has given rise to a number of market opportunities, including in drinking water, industrial wastewater, municipal wastewater, solid waste, organic foods and more.

We have successfully validated the AEC as an effective system to selectively extract and collect PFAS chemicals from contaminated water including performance testing that shows “non-detect” levels of removal, which meets new EPA standards. We have demonstrated more than nine months of continuous operation showing no materially significant degradation of the AEC system’s components or performance over time. As a modular system, we believe the AEC is scalable to a commercial scale, and we believe that our engineering team has the experience to deliver systems to meet the needs of a commercial installation.

In August 2022, we began engineering a comprehensive PFAS mitigation plan for client operating an industrial site. The initial preliminary engineering phase and project budgeting is complete. We recently delivered a proposal for a system that will serve as a mobile commercial pilot, and scoping, preliminary design and budget for the building of the full-scale system.

The AEC’s commercial roll-out will be executed with the help of a network of sales representative organizations whose role will be to market and sell the treatment system, related equipment, and the Company’s engineering services to municipal and industrial customers across the country. We have secured channel partner agreements with several sales representative organizations ensuring coverage for most of the continental United States.

In October 2022, we entered into a channel partner agreement with Product Recovery Management, Inc. to sell, distribute and act as a contract manufacturer for the AEC and other BioLargo water treatment technologies. Product Recovery Management (PRM), based out of Butner, NC, is a UL-certified equipment integrator specializing in remediation services with over 40 years of history serving customers. PRM designs and manufactures treatment systems that address a wide variety of contamination challenges in the remediation and landfill industries, including PFAS contamination. Their Butner operations include a 250,000 square foot manufacturing facility with large-scale fabrication capabilities.

We are also in negotiations with multiple prospective industrial and municipal customers to treat PFAS contaminated water.  In light of the fact that we now have our first commercial project under contract, we believe that our expected success with an industrial customer will be a key factor to help advance marketing efforts in the municipal market as well as potentially minimizing the need for small scale field piloting, which can be expensive and time consuming.

ONM Environmental - Industrial Odor and VOC Solutions

ONM Environmental, Inc. is BioLargo’s subsidiary that delivers robust and comprehensive products and services to control and mitigate odor and volatile organic compounds (“VOCs”) emitted from a variety of industrial activities, including landfills and other waste handling facilities. Its flagship product – CupriDyne® Clean – reduces and eliminates tough odors and VOCs in various industrial settings. CupriDyne® Clean is delivered through misting systems, sprayers, water trucks and similar water delivery systems designed, manufactured and installed by ONM. We believe the product is the number-one performing odor-control product in the market, and that it offers substantial savings to our customers compared with competing products. ONM Environmental holds General, Electrical, Plumbing and Low Voltage contractor licenses issued by the California Contractors State License Board, and offers a menu of services to landfills, transfer stations, wastewater treatment facilities as well as facilities in non-waste related industries. These services include engineering design, construction, installation, ongoing maintenance and on-site support services to assist our clients in the implementation and continued use of the various systems that deliver our liquid products in the field (such as misting systems).

We have been and expect to continue selling product to the largest solid waste handling companies in the country, with a portion of chemistry product sales resulting from national purchasing agreements (NPAs), and are also serving municipalities.

In addition to its goal to keep growing its revenues organically through the sale of odor and VOC control chemistry and air quality control systems to its primary market segment (municipal solid waste handling in California), ONM Environmental aims to accelerate its growth through development of new sales and distribution channels without being limited by our own sales and distribution infrastructure, such as through our partnership with Ikigai Marketing Works, LLC (see “Consumer Packaged Goods Products” below).

Consumer Packaged and Private-Label Products

We sell pet odor-control products under the brand “Pooph” to Ikigai Marketing Works, LLC. After a successful test marketing phase, they have been executing a national advertising campaign through extensive television and internet advertising and have launched the product for web sales on their own website and on Amazon. In late 2022, Ikigai launched the Pooph product in a limited number of Walmart retail stores, expanding to Walmart stores nationwide in the second quarter of 2023. Our agreement with Ikigai grants them an exclusive license to sell the Pooph pet odor-control product, and requires, in addition to purchasing product from us at an agreed-upon manufacturing margin, they are required to pay us an additional six percent of their sales.

As Ikigai has expanded their national television advertising, their sales have increased, and correspondingly, their purchase of product from us has increased, such that for the year ended December 31, 2022, it comprised almost 50% of our total revenue. Ikigai management expects this trend of growth to continue as the product experiences increased adoption in retail stores around the country.

South Korean Joint Venture

On February 12, 2020, we executed a “Joint Venture Framework Agreement” with a leading wastewater treatment solution provider based in South Korea (BKT Co. Ltd., “BKT”), to create a South Korean entity that would manufacture odor and VOC control products based on our CupriDyne® Clean products. We own 40% of the joint venture. Although the joint venture established manufacturing and is marketing the product, the COVID-19 pandemic significantly impacted the expected growth of the company. While the management team continues to market the product to industrial clients, their efforts have struggled to gain a foothold, and we are in discussions to expand their license to allow for the sale of consumer products.

Full Service Environmental Engineering

BioLargo Engineering, Science & Technologies, LLC (“BLEST”) offers full service environmental engineering to third parties and provides engineering support services to our internal teams to accelerate the commercialization of our technologies.

BLEST focuses its efforts in three areas:

●	providing engineering services to third-party clients;

●	supporting internal product development and business units’ services to customers (e.g., the AOS); and

●	advancing their own technical innovations such as the AEC PFAS treatment technology and the battery energy storage system which was recently added to the portfolio.

The subsidiary is located in Oak Ridge (a suburb of Knoxville, Tennessee), and employs a group of scientists and engineers, many of whom are owners of the entity (BioLargo owns 82.25%). The team is led by Randall Moore, who served as Manager of Operations for Consulting and Engineering for the Knoxville office of CB&I Environmental & Infrastructure and was formerly a leader at The Shaw Group, Inc., a Fortune 500 global engineering firm. Many of the other team members are also former employees of CB&I and Shaw, with the exception of more recent staff hires. We believe the team is highly experienced across multiple industries and are considered experts in their respective fields, including: chemical engineering, wastewater treatment (including design, operations, data gathering and data evaluation), process safety, energy efficiency, air pollution, design and control, technology evaluation, technology integration, air quality management & testing, engineering management, permitting, industrial hygiene, applied research and development, air testing, environmental permitting, HAZOP review, chemical processing, thermal design, computational fluid dynamics, mechanical engineering, mechanical design, NEPDES permitting, RCRA/TSCA compliance and permitting, project management, storm water design & permitting, computer assisted design (CAD), bench chemistry, continuous emission monitoring system operator, data handling and evaluation and decommissioning and decontamination of radiological and chemical contaminated facilities. The team has decades of high-level experience in the energy industry. The engineering team has also developed an extended network of trusted engineering subcontractors that assist in serving specific client projects as needed.

In association with Garratt-Callahan, a national industrial water treatment company, BLEST developed a “minimal liquid discharge” (MLD) wastewater treatment system based on Garratt-Callahan’s patented technology that is able to reduce industrial wastewater discharge and therefore reduce wastewater discharge fees for customers. Garratt-Callahan is currently marketing the MLD system to its customers. BLEST will serve as the manufacturing partner and Garratt-Callahan will serve as the selling distributor to leverage their national sales force and over one hundred years of providing services and products to customers. BioLargo’s engineers completed the first full-scale prototype of this new technology and tested it with Garratt-Callahan client provided water, with Garratt-Callahan technical staff present on-site at BLEST’s facility. In this “factory acceptance” testing, the system removed over 98% of the target contaminants from water in continuous operation, in line with results achieved by Garratt-Callahan’s original bench-scale and batch processing tests. This factory acceptance testing was a necessary step before commercial trials and/or sales to Garratt-Callahan customers could begin. Garratt-Callahan has identified multiple customer prospects, as has BioLargo, through its own marketing efforts. We remain confident that this innovation and partnership will find commercial success.

In the second quarter of 2022, BLEST was contracted by Ultra Safe Nuclear to assist in producing the first prototype fuel production systems for their new nuclear reactor called the Micro Modular Reactor (MMR®). Ultra Safe Nuclear is a Seattle-based nuclear energy company that has invented a “fission battery” - a fourth generation modular nuclear reactor – that can deliver safe, zero-carbon, cost-effective energy anywhere. The MMR® uses ceramic-encapsulated nuclear fuel – Fully Ceramic Micro-encapsulated (FCM+++) – an extremely rugged and stable fuel with high temperature stability. BioLargo has been retained to provide engineering design support, fabrication, and integration for the company’s prototype fuel production systems. Because of the success of the early phase of the project, this project is expected to expand over the coming months in scope and significance to BioLargo, making them an important customer for BLEST.

Waste-to-Energy Conversion Plant Project

In April 2022, our engineering subsidiary was hired by a Southern California based sustainable energy services company to conduct a comprehensive project plan (i.e., “feasibility study”) for a waste-to-energy (WTE) conversion plant in South America – one of multiple projects in planning stages by the company. Our engineers completed the initial feasibility study and have delivered a proposal for the next phase of the project (front end engineering design, aka FEED). The client has also requested feasibility studies and a FEED proposal for WTE plants in Asia.

BioLargo Water and the Advanced Oxidation System – AOS

BioLargo Water is our wholly owned subsidiary located in Edmonton, Alberta, Canada, which has and is commercializing our Advanced Oxidation water treatment system (AOS). The AOS is our patented water treatment device that generates highly oxidative and energetic species of iodine and other molecules which allow it to eliminate pathogenic organisms and organic contaminants rapidly and effectively as water passes through the device. The key value proposition of the AOS is its ability to reduce or eliminate a wide variety of waterborne contaminants with high performance while using very little electricity and input chemicals. This is made possible by the highly oxidative iodine compounds and reactive oxygen species generated within the AOS reactor as well as the unique and proprietary physical constitution and geometry of the reactor. Our proof-of-concept studies and on-site pilot projects have generated results that project the AOS will be more cost- and energy-efficient than commonly used advanced water treatment technologies such as UV, electro-chlorination, and ozonation. Furthermore, our technology has been proven capable of removing hard-to-treat organic micropollutants such as pharmaceuticals from water more quickly and energy-efficiently than other technologies. Together, these characteristics make the AOS an economical and versatile tool to enable wastewater treatment and reuse in the face of emerging water contaminants and increasing regulatory scrutiny on industrial wastewater discharge. The capabilities of the AOS as a sustainable water treatment technology have been the subject of several high-impact academic papers in scientific journals. The company pursues a policy of publishing about the technology in academic journals as much as possible in order to promote transparency about the technology’s safety and efficacy while also contributing to the field of advanced water treatment science. In June of 2022, the fourth peer-reviewed scientific paper about the AOS was published, in the journal Environmental Science and Pollution Research.

In the first quarter of 2022, BioLargo Water received a grant from Next Generation Manufacturing Canada (NGen) to support the company’s collaboration with a specialized electrical component designer to assist in optimizing the electrical performance of the AOS with the ultimate goal of maximizing the lifespan of the AOS’ components. In the second quarter of 2022, the development work funded by this grant advanced, focusing on improving the performance of the conductive materials within the AOS which allow for water disinfection and decontamination.

The AOS has been included as a component of treatment train (comprehensive system) for a number of projects being scoped and budgeted through our engineering subsidiary. In addition, it has been included in the catalog of offerings being sold through our independent representatives as well as channel partners.

Municipal Wastewater Treatment Pilot – Montreal

Our commercial-scale AOS demonstration pilot (run in partnership with water experts at the Centre des Technologies de L’Eau) at a municipal wastewater treatment plant near Montreal, Quebec, is ongoing and providing important data that shows the AOS is removing five target pharmaceuticals from the wastewater faster and using less electricity than the ultraviolet (UV) disinfections system used in the facility. Notably, the pilot project also showed that the AOS was able to also remove total coliforms (bacteria) from the municipal wastewater more effectively than the UV disinfection system currently in use at the facility.

In January 2022, BioLargo Water was awarded a grant from the government of Canada’s Natural Sciences and Engineering Research Council (NSERC) that allowed for the extension of the pilot project to allow for use of a new, higher flow-rate AOS system, as well as the installation of an AEC system at the pilot to assess its removal of PFAS chemicals from the municipality’s wastewater, which was completed successfully.

Clyra Medical Technologies

Clyra Medical Technologies, Inc. is our partially owned subsidiary creating medical products based on our technology. It is launching a product to be used by surgeons generally, with a first target market aimed toward orthopedic surgeons for use as a wound irrigation solution and to help manage patient care and outcomes and, for wound care. Clyra has secured its first two hospital customers for the product, established a robust quality control system for FDA compliance, recruited a national director of sales, and is negotiating with three separate channel partners to form a commercial alliance. It has secured its first manufacturer’s representatives and is actively expanding these efforts to build out a national rep network. Its other product designs are on hold until such time as it is able to secure the capital and resources to complete any final development and support additional inventory, technical support and sales for these products. There are channel partnerships in development for Clyra’s Bioclynse product in three separate healthcare markets.

BioLargo Energy Technologies, Inc.

BioLargo acquired a proprietary sodium-sulfur battery technology and has formed and secured initial capital for a subsidiary – BioLargo Energy Technologies, Inc. (“BETI”) – designed to address the ongoing shift toward renewable energy production and the growth in global electricity demand, and the consequent drastic expansion in energy storage capacity in the US and world-wide that will be needed to accommodate increased demand and the intermittent nature of renewable energy sources like wind and solar.

BETI will lead the manufacturing, scale-up, and operations for the sodium-sulfur battery technology with the help of one of the technology’s original developers, who has joined BETI. Batteries built based on the underlying technology a decade ago demonstrated features that far surpass comparable lithium-ion batteries, the dominant incumbent technology in the market:

●

This sodium-sulfur battery technology demonstrates increased safety, no runaway fire risks, and a more sustainable design – with no rare-earth elements – that is capable of being manufactured completely from the domestic supply chain.

●	Unlike lithium-ion batteries, BioLargo’s battery can charge and discharge completely, with no degradation of performance, ensuring virtually unlimited charge/discharge cycles, without self-discharge.

●	BioLargo’s battery technology also demonstrates increased energy efficiency and energy density in comparison to lithium-ion batteries, and a longer useful life expectancy of at least 10 years.

BioLargo’s battery uses common, inexpensive, domestically available materials, and through its unique design and manufacturing process, creates an energy storage solution that has higher energy density than lithium virtually unlimited charge/discharge cycles, stable and secure supply chain management, and which is far safer than lithium-ion batteries, the current dominant energy storage technology. While the concept of sodium-sulfur salt batteries is not new (a concept conceived more than 80 years ago), no known competing ‘salt’ battery can match the performance metrics of our battery.

Our battery technology operates at higher temperatures, and its casing and materials when combined, are heavier than lithium-ion, making it more suitable for stationary energy storage applications like grid-scale energy storage, electric vehicle charging stations, and commercial and residential energy storage, and believed to be less suitable for placement into electric vehicles or portable electronics.

Intellectual Property

We have 25 patents issued, including 20 in the United States, and multiple pending. We believe these patents provide a foundation from which to continue building our patent portfolio, and we believe that our technology is sufficiently useful and novel that we have a reasonable basis upon which to rely on our patent protections. We also rely on trade secrets and technical know-how to establish and maintain additional protection of our intellectual property. As our capital resources permit, we expect to expand our patent protection as we continue to refine our inventions as well as make new discoveries.

We regard our intellectual property as critical to our ultimate success. Our goal is to obtain, maintain and enforce patent protection for our products and technologies in geographic areas of commercial interest and to protect our trade secrets and proprietary information through laws and contractual arrangements.

We incurred approximately $1,319,000 in expense related to our research and development activities in the year ended December 31, 2022, and $1,367,000 in the year ended December 31, 2021.

U.S. Patents

We hold the following patents registered in the United States:

●    U.S. Patent 11,634,334 issued April 5, 2023, related to a chemical process for the manufacture of magnesium carbonate from materials including magnesium hydroxide.

●    U.S. Patent 11,565,947 issued January 31, 2023, related to the mitigation of microbe buildup within a potable water supply system, incorporating the use of certain BioLargo technologies.

●    U.S. Patent 11,457,632, issued October 5, 2022, relating to liquid antimicrobial disinfectant compositions for treatment of coronaviruses and SARS-CoV-2 on skin and surfaces, which have extended antimicrobial and antiviral activity for more than 24 hours, are suitable for personal, clinical and surgical use, and are safe to skin, mucous membranes and wounds.

●    Three U.S. patents which protect our AOS system: (i) U.S. Patent 10,654,731, issued on May 19, 2020, (ii) U.S. Patent 10,238,990, issued on March 26, 2019, and (iii) U.S. Patent 10,051,866, issued on August 21, 2018.

●    U.S. Patent 10,046,078, issued on August 14, 2018, relating to the misting systems that eliminate odors in waste transfer stations, landfills, and other waste handling facilities.

●    U.S. Patent 9,883,653 issued on February 6, 2018, which encompasses a litter composition used in the absorption of animal wastes.

●    US Patent 9,414,601 granted August 16, 2016, relating to the use of an article for application to a surface to provide antimicrobial and/or anti-odor activity. At least one of the reagents is coated with a water-soluble, water dispersible or water-penetrable covering that prevents ambient conditions of 50% relative humidity at 25ºC from causing more than 10% of the total reagents exposed to the ambient conditions from reacting in a twenty-four hour period.

●    U.S. Patent 8,846,067, issued on September 30, 2014, which encompasses a method of treating a wound or burn on tissue to reduce microbe growth about a wound comprising applying an antimicrobial composition to the wound or burn on tissue using a proprietary stable iodine gel or liquid. This patent covers our technology as used in products being developed by our subsidiary, Clyra Medical Technologies.

●    U.S. Patent 8,757,253, issued on June 24, 2014, relating to the moderation of oil extraction waste environments.

●    U.S. Patent 8,734,559, issued on May 27, 2014, relating to the moderation of animal waste environments.

●    U.S. Patent 8,679,515 issued on March 25, 2014, titled “Activated Carbon Associated with Alkaline or Alkali Iodide,” which provides protection for our BioLargo AOS filter.

●    U.S. Patent 8,642,057, issued on February 4, 2014, titled “Antimicrobial and Antiodor Solutions and Delivery Systems,” relating to our liquid antimicrobial solutions, including our gels, sprays and liquids imbedded into wipes and other substrates.

●    U.S. Patent 8,574,610, issued on November 5, 2013, relating to flowable powder compositions, including our cat litter additive.

●    U.S. Patent 8,257,749, issued on September 4, 2012, relating to the use of our technology as protection of against antimicrobial activity in environments that need to be protected or cleansed of microbial or chemical material. These environments include closed and open environments and absorbent sheet materials that exhibit stability until activated by aqueous environments. The field also includes novel particle technology, coating technology or micro-encapsulation technology to control the stability of chemicals that may be used to kill or inhibit the growth of microbes to water vapor or humidity for such applications.

●    U.S. Patent 8,226,964, issued on July 24, 2012, relating to use of our technology as a treatment of residue, deposits or coatings within large liquid carrying structures such as pipes, drains, ducts, conduits, run-offs, tunnels and the like, using iodine, delivered in a variety of physical forms and methods, including using its action to physically disrupt coatings. The iodine’s disruptive activity may be combined with other physical removal systems such as pigging, scraping, tunneling, etching or grooving systems or the like.

●    U.S. Patent 8,021,610, issued on September 20, 2011, titled “System providing antimicrobial activity to an environment,” relating to the reduction of microbial content in a land mass. Related to this patent are patents held in Canada and the European Union.

●    U.S. Patent 7,943,158, issued on May 17, 2011, titled “Absorbent systems providing antimicrobial activity,” relating to the reduction of microbial content by providing molecular iodine to stabilized reagents.

●    U.S. Patent 7,867,510, issued on January 11, 2011, titled “Material having antimicrobial activity when wet,” relating to articles for delivering stable iodine-generating compositions.

Pending Patent Applications

Subject to adequate financing, we intend to continue to expand and enhance our suite of intellectual property through ongoing focus on product development, new intellectual property development and patent applications, and further third-party testing and validations for specific areas of focus for commercial exploitation. We currently anticipate that additional patent applications will be filed during the next 12 months with the USPTO and the PCT, although we are uncertain of the cost of such patent filings, which will depend upon the number of such applications prepared and filed. The expenses associated with seeking patent rights in multiple foreign countries is expensive and will require substantial ongoing capital resources. However, we cannot give any assurance that adequate capital will be available. Without adequate capital resources, we will be forced to abandon patent applications and irrevocably lose rights to our technologies.

Executive Officers

As of December 31, 2022, and as the date of this prospectus, our executive officers were:

●	Dennis P. Calvert: Chief Executive Officer, President and Chairman of the Board

●	Charles K. Dargan II: Chief Financial Officer

●	Joseph L. Provenzano: Corporate Secretary and Vice President of Operations

Our operational subsidiaries are led by:

Subsidiary	President
ONM Environmental, Inc.	Joseph L. Provenzano
BioLargo Engineering, Science & Technologies, LLC	Randall Moore
BioLargo Water, Inc. (Canada)	Richard Smith
Clyra Medical Technologies, Inc.	Steven V. Harrison

Employees

As of the date of this prospectus, we have 32 full-time employees, and one part-time employee. We also engage consultants on an as needed basis who provide certain specified services to us. None of our employees are represented by a labor union, and we consider our employee relations to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Competition

We believe that our products contain unique characteristics that distinguish them from competing products. In spite of these unique characteristics, our products face competition from products with similar prices and similar claims. We face stiff competition from companies in all of our market segments, and many of our competitors are larger, better-capitalized, sell under valuable and long-established brands, and have more industry experience.

For example, we would compete with the following leading companies in our respective markets:

●

Disinfecting/Sanitizing: Johnson & Johnson, BASF Corporation, Dow Chemical Co., E.I. DuPont De Nemours & Co., Chemical and Mining Company of Chile, Inc., Proctor and Gamble Co., Diversey, Inc., EcoLab, Inc., Steris Corp., Clorox, and Reckitt Benckiser.

●	Water Treatment: GE Water, Trojan UV, Ecolab, Pentair, Xylem and Siemens AG.

●	Medical Markets: Smith & Nephew, 3M, ConvaTec and Derma Sciences.

●	Industrial Odor Control: MCM Odor Control and OMI Industries.

Each of these named companies and many other competitors are significantly more capitalized than we are and have many more years of experience in producing and distributing products.

Additionally, our technology and products incorporating our technology must compete with many other applications and long embedded technologies currently on the market (such as, for example, chlorine for disinfection).

In addition to the competition we face for our existing products, we are aware of other companies engaged in research and development of other novel approaches to applications in some or all the markets identified by us as potential fields of application for our products and technologies. Many of our present and potential competitors have substantially greater financial and other resources and larger research and development staffs than we have. Many of these companies also have extensive experience in testing and applying for regulatory approvals.

Finally, colleges, universities, government agencies, and public and private research organizations conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed, some of which may be directly competitive with our applications.

Governmental Regulation

We will have products (each, a ‘‘Medical Device”) that will be subject to the Federal Food, Drug, and Cosmetic Act, as amended (including the rules and regulations promulgated thereunder, the “FDCA”), or similar Laws (including Council Directive 93/42/EEC concerning medical devices and its implementing rules and guidance documents) in any foreign jurisdiction (the FDCA and such similar Laws, collectively, the “Regulatory Laws”) that are developed, manufactured, tested, distributed or marketed by our Company. Each such Medical Device will need to be developed, manufactured, tested, distributed, and marketed in compliance with all applicable requirements under the Regulatory Laws, including those relating to investigational use, premarket clearance or marketing approval to market a medical device, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security, and in compliance with the Advanced Medical Technology Association Code of Ethics on Interactions with Healthcare Professionals.

We believe that no article or part of any Medical Device intended to be manufactured or distributed by our Company or any of our subsidiaries will be classified as (i) adulterated within the meaning of Sec. 501 of the FDCA (21 U.S.C. § 351) (or other Regulatory Laws), (ii) misbranded within the meaning of Sec. 502 of the FDCA (21 U.S.C. § 352) (or other Regulatory Laws) or (iii) a product that is in violation of Sec 510 of the FDCA (21 U.S.C. § 360) or Sec. 515 of the FDCA (21 U.S.C. § 360e) (or other Regulatory Laws).

Neither our Company nor any of its subsidiaries, nor, to the knowledge of our Company, any officer, employee or agent of our Company or any of its subsidiaries, has been convicted of any crime or engaged in any conduct for which such Person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended (the “Social Security Act”), or any similar law in any foreign jurisdiction.

We may also have products for which we will desire to make claims that come within the purview of the U.S. Environmental Protection, and therefore require their permission.

Description of Property

Our Company owns no real property. We currently lease approximately 9,000 square feet of office and industrial space at 14921 Chestnut Street, Westminster, California. In addition to serving as our principal offices, it is also a manufacturing facility where we manufacture our products, including our CupriDyne Clean Industrial Odor control product, and the home of our subsidiary ONM Environmental.

We also lease approximately 13,000 square feet of office and warehouse space at 105 Fordham Road, Oak Ridge, Tennessee, for our professional engineering division, BioLargo Engineering, Science & Technologies, LLC.

We also lease approximately 1,500 square feet of office and lab space from the University of Alberta. These offices serve as our primary research and development facilities and is the home of our subsidiary, BioLargo Water.

Our telephone number is (888) 400-2863.

Legal Proceedings

Our Company is not a party to any legal proceeding.

Lincoln Park Transaction

On December 13, 2022, we entered into a Purchase Agreement and Registration Rights Agreement with Lincoln Park Capital Fund LLC (“Lincoln Park”). Pursuant to the terms of the Purchase Agreement, Lincoln Park has agreed to purchase from us up to $10,000,000 of our common stock (subject to certain limitations) from time to time during the term of the Purchase Agreement, which expires December 13, 2025. We have filed with the SEC the registration statement that includes this prospectus to register for resale under the Securities Act the shares that have been or may be issued to Lincoln Park under the Purchase Agreement.

As consideration for Lincoln Park’s commitment to purchase shares of our common stock from time to time at our direction upon the terms of and subject to satisfaction of the conditions set forth in the Purchase Agreement, (i) we issued to Lincoln Park 1,250,000 shares of common stock (the “Commitment Shares”) upon the execution of the Purchase Agreement and (ii) have agreed to pay to Lincoln Park a cash fee of $250,000 upon our receipt of aggregate cash proceeds of $3.0 million from sales of common stock to Lincoln Park under the Purchase Agreement.

We do not have the right to commence any further sales to Lincoln Park under the Purchase Agreement until certain conditions set forth in the Purchase Agreement, all of which are outside of Lincoln Park’s control, have been satisfied, including the registration statement that includes this prospectus being declared effective by the SEC. Thereafter, we may, from time to time and at our sole discretion, direct Lincoln Park to purchase shares of our common stock in amounts up to 100,000 shares on any single business day, which amounts may be increased to up to 200,000 shares of our common stock depending on the market price of our common stock at the time of sale but in no event greater than $500,000 per such purchase. The purchase price per share is based on the market price of our common stock immediately preceding the time of sale as computed under the Purchase Agreement. Lincoln Park may not assign or transfer its rights and obligations under the Purchase Agreement.

The Purchase Agreement prohibits the Company from directing Lincoln Park to purchase any shares of Common Stock if those shares, when aggregated with all other shares of Common Stock then beneficially owned by Lincoln Park (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder), would result in Lincoln Park beneficially owning more than 4.99% of the outstanding shares of Common Stock. We have the unconditional right, at any time, for any reason and without any payment or liability to us, to give notice to Lincoln Park to terminate the Purchase Agreement. In the event of bankruptcy proceedings by or against us, the Purchase Agreement will automatically terminate without action of any party.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we described under “Risk Factors” and elsewhere in this prospectus. Certain statements contained in this discussion, including, without limitation, statements containing the words “believes,” “anticipates,” “expects” and the like, constitute “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, as we will issue “penny stock,” as such term is defined in Rule 3a51-1 promulgated under the Exchange Act, we are ineligible to rely on these safe harbor provisions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any of such factors or to announce publicly the results of revision of any of the forward-looking statements contained herein to reflect future events or developments. For information regarding risk factors that could have a material adverse effect on our business, refer to the “Risk Factors” section of this prospectus beginning on page 4.

Results of Operations—Comparison of the years ended December 31, 2022 and 2021

We operate our business in distinct business segments:

●	ONM Environmental, which manufactures and sells our odor and VOC control products and services, including our flagship product, CupriDyne Clean;

●

BLEST, which provides professional engineering services supporting our internal business units, advancing innovations like the AEC to remove PFAS contaminants from water, and serving outside clients on a fee for service basis;

●	Clyra Medical, which develops and sells medical products based on our technology;

●	BioLargo Water, located in Edmonton, Alberta Canada, that has been historically pure research and development, and is now transitioning to focus on commercializing our AOS system; and

●	Our corporate operations, which support the operating segments with legal, accounting, human resources, and other services.

Our consolidated revenue for the year ended December 31, 2022 was $5,884,000, which is a 133% increase over the same period in 2021. Services revenue increased 53% ($491,000), while revenue from product sales increased by 182% ($2,862,000). The increase in service revenues was related to increased third-party client work by our subsidiary BLEST. The increase in product revenues was almost entirely due to an increase in the volume sales of private-label odor-control products, specifically the Pooph branded pet-odor product.

ONM Environmental

Our wholly-owned subsidiary ONM Environmental generates revenues through sales of our flagship product CupriDyne Clean, by providing design, installation, and maintenance services on the systems that deliver CupriDyne Clean at its clients’ facilities, and through sales of private-label products based on our CupriDyne Clean technology.

Revenue (ONM Environmental)

ONM Environmental’s revenues for the year ended December 31, 2022, were $4,374,000, an increase of $2,862,000 or 182% from the same period in 2021. The increase in revenues was almost entirely due to an increase in the volume of sales of private label odor-control products, specifically the Pooph branded pet-odor product (which increased by $2,712,000). Because ONM Environmental has no control over the marketing and sales activity or levels of Pooph, it cannot predict sales volumes related to it in future periods. Pooph management has indicated their intentions to continue their national advertising campaign as they place the product in national retail chains, including the introduction of the product in Walmart nationally. While they have performed well in the past, their execution of those future plans has inherent risks that are out of our control. (See the Risk Factor above titled “A significant portion of our revenue is concentrated with a select number of customers.”)

Revenues from sales of industrial odor control products (e.g., CupriDyne Clean) were $1,190,000 for the year ended December 31, 2022, $1,000 less than the prior year.

Cost of Goods Sold (ONM Environmental)

ONM Environmental’s cost of goods sold includes costs of raw materials, contract manufacturing, and portions of depreciation, salaries and expenses related to the manufacturing and installation of its products. As a percentage of revenue, ONM Environmental’s costs of goods decreased 2% in 2022 to 45%. The decrease was related to normal price fluctuations for raw materials and increased purchase volume.

Selling, General and Administrative Expense (ONM Environmental)

ONM Environmental’s SG&A expenses were $1,276,000 in 2022, compared to $1,235,000 in 2021. We expect these expenses to remain flat in 2023.

Operating Income (ONM Environmental)

ONM Environmental generated operating income of $1,130,000 in 2022, compared to an operating loss of $511,000 in 2021. Provided that its private-label clients continue to increase their purchase of product, we expect this trend to continue.

BLEST (engineering division)

Revenue (BLEST)

BLEST generated $1,453,000 of revenue from third parties in 2022, compared to $961,000 in 2021, representing a 51% increase from the prior year. The increase is due to an increased number of client contracts, including those as a subcontractor for Bhate pursuant to which BLEST is providing services to U.S. Air Force bases.

In addition to providing service to third party clients, BLEST provides services to BioLargo and its subsidiaries for internal BioLargo projects. These services are billed internally, are considered intersegment revenue, and are eliminated in the consolidation of our financial statements. In the year ended December 31, 2022, it totaled $490,000, primarily used to further engineer and develop our flagship AOS water filtration system and our AEC PFAS treatment system. In addition, BLEST engineers are performing a critical role in the AOS pilot projects, some of which are supported by third-party research grants and has been instrumental in developing and supporting a professional engineered design service for misting systems being sold by our ONM operating unit.

Cost of Goods (Services) Sold (BLEST)

BLEST’s cost of services includes employee labor, materials, as well as subcontracted labor costs. In 2022, its cost of services were 61% of its revenues, versus 69% in 2021. This decrease is due to contracts with better margins. We expect the cost of services to remain consistent in 2023 based on the contracts currently in progress.

Selling, General and Administrative Expense (BLEST)

BLEST SG&A expenses were $549,000 in 2022, compared to $411,000 in 2021, due to increased head-count related expenses. We expect these expenses to continue to increase in the current year as its revenues increase.

Operating Loss (BLEST)

BLEST had an operating loss of $452,000 in 2022, compared to an operating loss of $629,000 in 2021.

BLEST provides substantial support to BioLargo’s other operations. While we are unable to record revenues generated from services by the engineering group to other BioLargo operating divisions for important projects such as the development of the AOS and AEC technologies, it is important to note that its net loss would be eliminated if it were selling these services to a third party at fair market value.

Because the subsidiary had a net loss, we invested cash during the year to allow it to maintain operations. BLEST’s need for a cash subsidy to support its operations has decreased over time. We expect that in 2023 its sales and thus its gross profit will continue to increase. Our goal for this operation is that it produces a profit and contributes to corporate overhead in a significant way, although predicting when that will happen is difficult.

Selling, General and Administrative Expense – consolidated

Our Selling, General and Administrative expense (“SG&A”) include both cash (for example, salaries to employees) and non-cash expenses (for example, stock option compensation expense). Our consolidated SG&A increased by 9% ($559,000) in the year ended December 31, 2022, to $6,731,000. Our non-cash expenses (through the issuance of stock and stock options) were $2,362,000 in 2022, compared with 2021 total of $2,241,000. The largest components of our SG&A expenses included (in thousands):

	December 31, 2022	December 31, 2021
Salaries and payroll related	$2,754	$2,581
Professional fees	629	662
Consulting	867	920
Office expense	1,502	1,177
Board of director expense	401	262
Sales and marketing	287	315
Investor relations	291	255

Our salaries and payroll-related increased in the year ended December 31, 2022, primarily related to the implementation of a stock option bonus compensation program for employees and other related stock option compensation expenses, and also the hiring of additional personnel to support increasing operations. Office expense increased due to an increase in square footage of rented space and an increase in general office expenses related to expanded operations. Consulting expense decreased as we have reduced the use of consultants to identify business opportunities. The reduction in professional fees is largely due to the reduced use of outside legal counsel and other service providers. Board of director expense increased due to options issued to two new board members in November 2022, and replacement of expired options.

Impairment Expense

Impairment expense decreased by 42% for the year ended December 31, 2022, as compared with the year ended December 31, 2021, due to a one-time impairment expense related to the sale back to Scion Solutions, LLC (“Scion’) of certain intellectual property, recorded on our balance sheet as “In-Process Research and Development” (see Note 9), recorded in the year ended December 31, 2021. During each of the years ended December 31, 2022 and 2021, management recognized $197,000 impairment of Clyra’s prepaid marketing asset (see Note 9).

Research and Development

In the year ended December 31, 2022, we spent $1,319,000 in the research and development of our technologies and products. This was a decrease of 4% ($48,000) compared to 2021, due to decreased activity and limited liquidity.

Other Income and Expense

Primarily through our wholly owned Canadian subsidiary, we have been awarded more than 80 research grants over the years from various public and private agencies, including the Canadian National Research Institute – Industrial Research Assistance Program (NRC-IRAP), the National Science and Engineering Research Council of Canada (NSERC), and the Metropolitan Water District of Southern California’s Innovative Conservation Program “ICP”. The research grants received are considered reimbursement grants related to costs we incur and therefore are included as Other Income. The amount of grant income increased $19,000 in the year ended December 31, 2022, to $74,000. Grant funds paid directly to third parties are not included as income in our financial statements.

Our Canadian subsidiary applied for and received a refund on our income taxes pursuant to the “Scientific Research and Experimental Development Program”, a Canadian federal tax incentive program designed to encourage Canadian businesses to conduct research and development in Canada. For the years ended December 31, 2022 and 2021, we recorded a refund of $63,000 and $20,000, respectively.

The U.S. Small Business Administration forgave a portion ($174,000) of the Paycheck Protection Program loan granted to our subsidiary ONM Environmental during the year ended December 31, 2022; in the prior year, a $43,000 Paycheck Protection Program loan granted to our subsidiary Clyra Medical was forgiven. The Company currently has $97,000 outstanding in Paycheck Protection Program loans that were denied forgiveness, and has appealed those decisions.

Interest expense

Our interest expense for the year ended December 31, 2022, was $53,000, a decrease of 77% compared with 2021. The significant decrease in interest expense is related to the significant decrease of our debt obligations and a reduction of debt issued during 2022 versus 2021. Of our interest expense, $36,000 was paid in cash. Our non-cash interest expenses were $17,000 in amortization of debt discounts related to warrants issued in conjunction with debt instruments.

Our outstanding debt as of December 31, 2022, was lower than as of December 31, 2021. We expect our interest expense in the year ending December 31, 2023, to be in line with the prior year, provided we do not issue debt with attached warrants during the remainder of the year. We also are currently selling units of common stock and warrants instead of using convertible debt for financing our working capital needs, which if continued, will continue to reduce our ongoing interest expense as compared with prior years.

Net Loss

Net loss for the year ended December 31, 2022, was $5,132,000 a loss of $0.02 per share, compared to a net loss for the year ended December 31, 2021, of $6,894,000 a loss of $0.03 per share, a decrease in net loss of 26%. Our net loss this year declined because of the 132% increase in revenues, and 159% increase in gross profit.

The net income (loss) per business segment is as follows (in thousands):

Net income (loss)	Year ended December 31, 2022	Year ended December 31, 2021
ONM Environmental	$1,304	$(511)
BLEST	(425)	(629)
Clyra Medical	(1,412)	593
BioLargo Water	(604)	(566)
BioLargo corporate	(3,995)	(5,781)
Consolidated net loss	$(5,132)	$(6,894)

In the year ended December 31, 2022, approximately 50% of our net loss was attributable to non-cash expenses, including $2,071,000 of stock option compensation expense, and $291,000 of services paid by the issuance of our common stock.

In the year ended December 31, 2021, approximately 40% of our net loss was attributable to non-cash expenses, including $135,000 in interest expense, $1,872,000 of stock option compensation expense, and $367,000 of services paid by the issuance of our common stock. Clyra Medical’s net income of $593,000 during the year ended December 31, 2021, was not due to operating activities, but rather due to the recent transaction with Scion Solutions (see Note 9).

The change in Clyra Medical’s net income/loss in the years ended December 31, 2022 and 2021 of $2,005,000 is due to the one-time recognition of gain resulting from the March 1, 2022 Scion transaction (see Note 9). Without the one-time recognition of gain, Clyra Medical’s net loss for the year ended December 31, 2021, was $1,412,000.

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of our business. For the year ended December 31, 2022, we had a net loss of $5,132,000, used $2,762,000 cash in operations, and at December 31, 2022, we had working capital of $1,587,000, and current assets of $3,153,000. We do not believe gross profits in 2023 will be sufficient to fund our current level of operations or pay our debts as they become due during the next 12 months, and therefore we will have to obtain further investment capital to continue to fund operations and seek to refinance our existing debt. We have been, and anticipate that we will continue to be, limited in terms of our capital resources.

During the year ended December 31, 2022, we generated revenues of $5,884,000 through our subsidiaries. (See Note 12.) Other than ONM Environmental, our subsidiaries did not individually or in the aggregate generate enough revenues or gross profits to fund their operations, or fund our corporate operations or other business segments. To meet our cash obligations during the year ended December 31, 2022, we (i) sold 6,011,701 shares of our common stock to Lincoln Park for $1,253,000 (see Part II, Item 9B), and (ii) sold 13,568,524 shares of common stock, and issued warrants to purchase 27,137,048 shares of common stock, to private investors for $2,364,000 (see Notes 3 and 6).

As of December 31, 2022, our cash and cash equivalents totaled $1,851,000, and our total liabilities included: $50,000 in convertible debt that was due in March 2023 (subsequent to year end converted to equity); $261,000 owed by our partially owned subsidiary Clyra Medical Technologies, Inc. (“Clyra”) due in Sept 2024 (see Note 9); $140,000 due in U.S. Small Business Administration (“SBA”) loans issued pursuant to the Paycheck Protection Program (see Note 4); and $150,000 due on an Economic Injury Disaster program (EIDL) payable to the SBA over 30 years at $800 per month.

Subsequent to December 31, 2022, we continue to sell common stock to Lincoln Park for working capital (see Note 14).

If we are unable to rely on our current arrangement with Lincoln Park to fund our working capital requirements, we will have to rely on other forms of financing, and there is no assurance that we will be able to do so, or if we do so, it will be on favorable terms. To reduce our operational cash burdens, we regularly issue officers and vendors stock or options in lieu of cash, and anticipate that we will continue to be able to do so in the future.

The foregoing factors raise substantial doubt about our ability to continue as a going concern, unless we are able to continue to raise funds through stock sales to Lincoln Park or other private financings, and in the long term, our ability to attain a reasonable threshold of operating efficiencies and achieve profitable operations by licensing or otherwise commercializing products incorporating our technologies. The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

We operate our business in five distinct business segments. Each of these segments obtains cash to fund operations in unique ways. ONM and BLEST generate cash by selling products and services. Clyra Medical obtains cash from revenues, and third-party investments of sales of its common stock. BioLargo Water generates cash through government research grants and tax credits. BioLargo Energy Technologies, Inc. has been capitalized primarily through investments from third parties. Our corporate operations generate cash through private offerings of stock, debt instruments, and warrants.

Although ONM Environmental, BLEST, and Clyra Medical generated revenues in the year ended December 31, 2022, only ONM generated operating and net income. We provided cash subsidies to each of these business segments to allow them to continue operations.

Critical Accounting Policies

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of offerings of debt with equity or derivative features which include the valuation of the warrant component, any beneficial conversion feature and potential derivative treatment, and share-based payments. We base our estimates on anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results that differ from our estimates could have a significant adverse effect on our operating results and financial position. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

The methods, estimates and judgments the Company uses in applying these most critical accounting policies have a significant impact on the results of the Company reports in its financial statements.

Revenue Recognition

We adopted ASU 2014-09, “Revenue from Contracts with Customers”, Topic 606, on January 1, 2018. The guidance focuses on the core principle for revenue recognition.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1:	Identify the contract(s) with a customer.

Step 2:	Identify the performance obligations in the contract.

Step 3:	Determine the transaction price.

Step 4:	Allocate the transaction price to the performance obligations in the contract.

Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation.

We have revenue from two subsidiaries, ONM and BLEST. ONM identifies its contract with the customer through a written purchase order, in which the details of the contract are defined including the transaction price and method of shipment. The only performance obligation is to create and ship the product and each product has separate pricing. ONM recognizes revenue at a point in time when the order for its goods are shipped if its agreement with the customer is FOB ONM’s warehouse facility, and when goods are delivered to its customer if its agreement with the customer is FOB destination. Revenue is recognized with a reduction for sales discounts, as appropriate and negotiated in the customer’s purchase order. ONM also installs misting systems for which it bills on a time and materials basis. It identifies its contract with the customer through a written purchase order in which the details of the time to be billed and materials purchased and an estimated completion date. The performance obligation is the completion of the installation. Revenue is recognized in arrears as the work is performed.

BLEST identifies services to be performed in a written contract, which specifies the performance obligations and the rate at which the services will be billed. Each service is separately negotiated and priced. Revenue is recognized as services are performed and completed. BLEST’s contracts typically call for invoicing for time and materials incurred for that contract. A few contracts have called for milestone or fixed cost payments where BLEST bills an agreed-to amount per month for the life of the contract. In these instances, completed work, billed hourly, is recognized as revenue. If the billing amount is greater or lesser than the completed work, a receivable or payable is created. These accounts are adjusted upon additional billings as the work is completed. To date, there have been no discounts or other financing terms for the contracts.

Warrants

Warrants issued with our convertible and non-convertible debt instruments are accounted for under the fair value and relative fair value method.

The warrant is first analyzed per its terms as to whether it has derivative features or not. If the warrant is determined to be a derivative and not qualify for equity treatment, then it is measured at fair value using the Black Scholes option model, and recorded as a liability on the balance sheet. The warrant is re-measured at its then current fair value at each subsequent reporting date (it is “marked-to-market”).

If the warrant is determined to not have derivative features, it is recorded into equity at its fair value using the Black Scholes option model, however, limited to a relative fair value based upon the percentage of its fair value to the total fair value including the fair value of the convertible note.

The warrant relative fair values are also recorded as a discount to the convertible promissory notes. At present, these equity features of the convertible promissory notes have recorded a discount to the convertible notes that is substantially equal to the proceeds received.

Share-based Payments

It is the Company’s policy to expense share-based payments as of the date of grant or over the term of the vesting period in accordance with Auditing Standards Codification Topic 718 “Share-Based Payment.” Application of this pronouncement requires significant judgment regarding the assumptions used in the selected option pricing model, including stock price volatility and employee exercise behavior. Most of these inputs are either highly dependent on the current economic environment at the date of grant or forward-looking expectations projected over the expected term of the award.

Fair Value Measurement

Generally accepted accounting principles establishes a hierarchy to prioritize the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest ranking to the fair values determined by using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). Observable inputs are those that market participants would use in pricing the assets based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Company has determined the appropriate level of the hierarchy and applied it to its financial assets and liabilities.

Management believes the carrying amounts of the Company’s financial instruments as of December 31, 2022 and 2021, approximate their respective fair values because of the short-term nature of these instruments. Such instruments include cash, accounts receivable, prepaid assets, accounts payable, line of credit, and other assets and liabilities. The carrying amount of debt instruments are believed to approximate fair value as the stated interest rates are reflective of the prevailing market rates.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements, “Summary of Significant Accounting Policies – Recent Accounting Pronouncements”, for the applicable accounting pronouncements affecting the Company.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Dennis P. Calvert	60	President, CEO, Chairman, Director
Charles K. Dargan II	67	Chief Financial Officer
Kenneth R. Code	76	Chief Science Officer, Director
Joseph L. Provenzano	54	Vice President of Operations, Corporate Secretary
Dennis E. Marshall(2)(3)(4)	80	Director
Jack B. Strommen	53	Director
Linda Park(1)(2)(3)	45	Director
Christina Bray(1)(5)(6)	35	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Corporate Governance Committee
(4)	Chairman of Audit Committee
(5)	Chairman of Compensation Committee
(6)	Chairman of Nominating and Corporate Governance Committee

Dennis P. Calvert is our President, Chief Executive Officer and Chairman of the Board. He also serves in the same positions for BioLargo Life Technologies, Inc. and BioLargo Water Investment Group., Inc., both wholly owned subsidiaries, and chairman of the board of directors of our subsidiaries ONM Environmental, Inc., Clyra Medical Technologies, Inc. and BioLargo Water, Inc. (Canada). Mr. Calvert was appointed a director in June 2002 and has served as President and Chief Executive Officer since June 2002, Corporate Secretary from September 2002 until March 2003 and Chief Financial Officer from March 2003 through January 2008. Mr. Calvert holds a B.A. degree in Economics from Wake Forest University, where he was a varsity basketball player. Mr. Calvert also studied at Columbia University and Harding University. He also serves on the board of directors at The Maximum Impact Foundation, a 501(c)(3), committed to bridging the gap for lifesaving work around the globe for the good of man and in the name of Christ. He serves as a Director and Co-Chair of the Energy Committee of Sustain SoCal, a trade association that seeks to promote economic growth in the Southern California clean technology industry. He also serves on the Board of Directors at TMA Bluetech the leading regional water cluster promoting science-based ocean water industries and also serves on the Board of Directors of Tilly’s Life Center, a nonprofit charitable foundation aimed at empowering teens with a positive mindset and enabling them to effectively cope with crisis, adversity and tough decisions.  He serves on the leadership board at Water UCI, which is an interdisciplinary center in the School of Social Ecology at the University of California- Irvine, that facilitates seamless collaboration across schools, departments, and existing research centers around questions of fundamental and applied water science, technology, management, and policy. He is also an Eagle Scout. He is married and has two children. Mr. Calvert has an extensive entrepreneurial background as an operator, investor and consultant. Prior to his work with BioLargo, he had participated in more than 300 consulting projects and more than 50 acquisitions as well as various financing transactions and companies that ranged from industrial chemicals, healthcare management, finance, telecommunications and consumer products.

Kenneth R. Code is our Chief Science Officer. He has been a director since April 2007. Mr. Code is our single largest stockholder. He is the founder of IOWC, which is engaged in the research and development of advanced disinfection technology, and from which the Company acquired its core iodine technology in April 2007. Mr. Code has authored several publications and holds several patents, with additional pending, concerning advanced iodine disinfection. Mr. Code graduated from the University of Calgary, Alberta, Canada.

Charles K. Dargan II is our Chief Financial Officer and has served as such since February 2008. Since January 2003, Mr. Dargan has served as founder and President of CFO 911, an organization of senior executives that provides accounting, finance and operational expertise to both small capitalization public and middle market private companies in all phases of their business life cycle. From March 2000 to January 2003, Mr. Dargan was the Chief Financial Officer of Semotus Solutions, Inc., an American Stock Exchange-listed wireless mobility software company. Mr. Dargan also serves as a director of Hiplink Software, Inc. Further, Mr. Dargan began his finance career in investment banking with Drexel Burnham Lambert and later became Managing Director of two other investment banking firms, including Houlihan Lokey Howard & Zukin, where he was responsible for the management of the private placement activities of the firm. Mr. Dargan received his B.A. degree in Government from Dartmouth College, his M.B.A. degree and M.S.B.A. degree in Finance from the University of Southern California. Mr. Dargan is also a CPA (inactive) and CFA.

Dennis E. Marshall has been a director since April 2006. Mr. Marshall has over 45 years of experience in real estate, asset management, management level finance and operations-oriented management. Since 1981, Mr. Marshall has been a real estate investment broker in Orange County, California, representing buyers and sellers in investment acquisitions and dispositions. From March 1977 to January 1981, Mr. Marshall was a real estate syndicator at McCombs Corporation as well as the assistant to the Chairman of the Board. While at McCombs Corporation, Mr. Marshall became the Vice President of Finance, where he financially monitored numerous public real estate syndications. From June 1973 to September 1976, Mr. Marshall served as an equity controller for the Don Koll Company, an investment builder and general contractor firm, at which Mr. Marshall worked closely with institutional equity partners and lenders. Before he began his career in real estate, Mr. Marshall worked at Arthur Young & Co. (now Ernst & Young) from June 1969 to June 1973, where he served as Supervising Senior Auditor and was responsible for numerous independent audits of publicly held corporations. During this period, he obtained Certified Public Accountant certification. Mr. Marshall earned a degree in Accounting from the University of Texas, Austin in 1966 and earned a Master of Science Business Administration from the University of California, Los Angeles in 1969. Mr. Marshall serves as Chairman of the Audit Committee.

Joseph L. Provenzano has been a director since June 2002, assumed the role of Corporate Secretary in March 2003, was appointed Executive Vice President of Operations in January 2008, was elected President of our subsidiary, Odor-No-More, Inc., upon the commencement of its operations in January 2010. He is a co-inventor on several of the Company's patents and proprietary manufacturing processes, and has developed over 30 products from our CupriDyne® technology.  Mr. Provenzano began his corporate career in 1988 in the marketing field. In 2001 he began work with an investment holding company to manage their mergers and acquisitions department, participating in more than 50 corporate mergers and acquisitions.

Jack B. Strommen has been a director since June 2017, and is a member of the board of directors of our subsidiary, Clyra Medical Technologies, as the representative of Sanatio Capital LLC. Mr. Strommen is the CEO of TR Processing, the owner of PD Instore, an angel investor in several private companies ranging from bio-tech to med-tech to real estate, and serves on the board of directors of several private and public companies. With the company's successful growth and a client base that includes many of the Fortune 500, Mr. Strommen led the company in a private sale in 2015. Staying onboard after the sale, the family reacquired the business in 2020 and continue to grow it.

Linda Park joined our board of directors in November 2022. She is currently the Senior Vice President, Associate General Counsel and Corporate Secretary of Edwards Lifesciences Corporation, a global leader of patient-focused innovations for structural heart disease and critical care monitoring.  Ms. Park is a member of the Senior Leadership Team and has been a member of the board of directors of the Edwards Lifesciences Foundation since January 2022.  Prior to joining Edwards, from June 2013 to October 2017, she served as Assistant General Counsel of Western Digital Corporation, a company creating breakthrough innovations and powerful data storage solutions that enable the world to actualize its aspirations.  From September 2003 to June 2013, Ms. Park worked in private practice, including at the firms of Latham & Watkins, LLP and Gibson, Dunn & Crutcher LLP in New York City where she advised issuer and investment banking clients on corporate and securities matters, mergers and acquisitions, bank financings and capital markets, including initial public offerings.  Ms. Park has 20 years of experience counseling public companies and advancing organizations’ corporate governance and strategic goals; she is an active partner and thought leader on environmental, social and corporate governance (ESG) issues.  Ms. Park holds a Bachelor of Arts degree from Johns Hopkins University and a Juris Doctor from Duke University School of Law. We believe that Ms. Park’s broad corporate governance, securities, sustainability and M&A knowledge gives her the qualifications, expertise and skills to serve as a director.

Christina Bray joined our board of directors in November 2022. She is currently CEO of BlueDot Energies, Inc., a company founded in January 2021 that designs, builds and manages electrical vehicle charging stations. From January 2021 to February 2022, she was the manager of Strategic Partnerships at Sunlight Financial in New York, a provider of point-of-sale financing to homeowners and contractors for solar systems and home improvements. From September 2018 to January 2021, she was President of PGC Bancorporation, which was an acquisition vehicle for community banks in the Western states. From November 2016 to September 2018, she was Assistant Vice President of Alpine Bank in Boulder Colorado, where she controlled a $100 million commercial loan portfolio and underwrote in excess of $120 million in loans. From October 2015 to November 2016, she was a manager at Beaver Creek Sports in Avon Colorado. From September 2013 to October 2015, she was a key leader and community manager for lululemon in New Orleans, LA where she developed sales and market development strategies for a team of 20. From August 2012 to September 2013 she was office manager at MBA Financial Services in Boulder Colorado - a boutique private wealth management firm. Ms. Bray has a Bachelor of Arts from Yale University in Modern Middle Eastern Studies, and a Master of Arts in Military History from Norwich University in Vermont. We believe that Ms. Bray’s financial experience and entrepreneurial experience give her the qualifications, expertise and skills to serve as a director.

CORPORATE GOVERNANCE

Our corporate website, www.biolargo.com, contains the charters for our Audit and Compensation Committees and certain other corporate governance documents and policies, including our Code of Ethics. Any changes to these documents and any waivers granted with respect to our Code of Ethics will be posted at www.biolargo.com. In addition, we will provide a copy of any of these documents without charge to any stockholder upon written request made to Corporate Secretary, BioLargo, Inc., 14921 Chestnut St., Westminster, California 92683. The information at www.biolargo.com is not, and shall not be deemed to be, a part of this prospectus.

Director Independence

Our board of directors has determined that each of Mr. Marshall, Mr. Strommen, Ms. Park, and Ms. Bray is independent as defined under applicable Nasdaq Stock Market, LLC (“Nasdaq”) listing standards, as were retired board members John Runyan and Kent C. Roberts II. Our board of directors has determined that neither Mr. Calvert, Mr. Provenzano, nor Mr. Code is independent as defined under applicable Nasdaq listing standards. Neither Mr. Calvert, nor Mr. Code serve on any committee of our board of directors.

Meetings of our Board of Directors

Our board of directors held four meetings during 2022, and acted via unanimous written consent four times. Each of the incumbent directors attended all the meetings of our board of directors and committees on which the director served, except for one absence at the February 2022 quarterly board meetings, one at the June 2022 annual meeting, and one at each of the March 2022, May 2022 and August 2022 audit committee meetings. Each of our directors is encouraged to attend our Annual Meeting of Stockholders, when these are held, and to be available to answer any questions posed by stockholders to such director.

Our board of directors held five meetings during 2021, and acted via unanimous written consent once. Each of the incumbent directors attended all the meetings of our board of directors and committees on which the director served, except for one absence at the August 2021 and November 2021 quarterly board meetings, and one at the March 2021 and August 2021 audit committee meetings. Each of our directors is encouraged to attend our Annual Meeting of Stockholders, when these are held, and to be available to answer any questions posed by stockholders to such director.

Communications with our Board of Directors

The following procedures have been established by our board of directors to facilitate communications between our stockholders and our board of directors:

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Stockholders may send correspondence, which should indicate that the sender is a Stockholder, to our board of directors or to any individual director, by mail to Corporate Secretary, BioLargo, Inc., 14921 Chestnut St., Westminster, California 92683.

•

Our Corporate Secretary will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors. Our board of directors has authorized the Corporate Secretary to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues or (c) clearly are unrelated to our business, industry, management or Board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Corporate Secretary will not screen communications sent to directors.

•

The log of stockholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Corporate Secretary will provide to our board of directors a summary of the communications received from stockholders, including the communications not sent to directors in accordance with the procedures set forth above.

Our stockholders also may communicate directly with the non-management directors as a group, by mail addressed to Dennis E. Marshall, c/o Corporate Secretary, BioLargo, Inc., 14921 Chestnut St., Westminster, California 92683.

Our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding questionable accounting, internal controls and financial improprieties or auditing matters. Any of our employees may confidentially communicate concerns about any of these matters by mail addressed to Audit Committee, c/o Corporate Secretary, BioLargo, Inc., 14921 Chestnut St., Westminster, California 92683.

All the reporting mechanisms also are posted on our corporate website, www.biolargo.com. Upon receipt of a complaint or concern, a determination will be made whether it pertains to accounting, internal controls or auditing matters and, if it does, it will be handled in accordance with the procedures established by the Audit Committee.

Committees of our Board of Directors

Our board of directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.

The Audit Committee meets with management and our independent registered public accounting firm to review the adequacy of internal controls and other financial reporting matters. Dennis E. Marshall served as Chairman of the Audit Committee during 2021 and continues to serve in that capacity. John S. Runyan and Kent C. Roberts II, served on the committee until their retirement November 1, 2022, replaced by new board members Linda Park and Christina Bray. Our board of directors has determined that Mr. Marshall qualifies as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended (“Regulation S-K”). The Audit Committee met four times in 2022.

The Compensation Committee reviews the compensation for all our officers and directors and affiliates. The Committee also administers our equity incentive option plan. Mr. John Runyan served as Chairman of the Compensation Committee during 2021, and until November 1, 2022. Ms. Park now serves as Chairman. Mr. Marshall and Ms. Bray also serve on the Compensation Committee. The Compensation Committee acted by consent three times during 2022.

Our board of directors did not modify any action or recommendation made by the Compensation Committee with respect to executive compensation for the 2022 or 2021 fiscal years. It is the opinion of the Compensation Committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align their performance and the interests of our stockholders using competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long term.

The Nominating and Corporate Governance Committee was established in November 2018. Its responsibilities include to identify and screen individuals qualified to become members of the Board, to make recommendations to the Board regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders, subject to approval by the Board, to development corporate governance guidelines and oversee corporate governance practices, to develop a process for an annual evaluation of the Board and its committees, to review all director compensation and benefits, to review, approve and oversee related party transactions, to develop and recommend director independent standards, and to develop and recommend a Company code of conduct, to investigate any alleged breach and enforce the provisions of the code. Since its inception and until November 1, 2022, the committee was comprised of John Runyan, Dennis Marshall, and Kent C. Roberts. Since that time, it has been comprised of Ms. Bray, as chairperson, and Mr. Marshall and Ms. Park. This committee met once in 2022.

Our board of directors follows the written code of ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Leadership Structure of our Board of Directors

Mr. Calvert serves as both principal executive officer and Chairman of the Board. The Company does not have a lead independent director. The board has four independent directors who provide active and effective oversight of our strategic decisions: Dennis Marshall, Jack Strommen, and, until their retirement on November 1, 2022, John Runyan and Kent C. Roberts, replaced by Linda Park and Christina Bray. As of the date of this prospectus, the Company has determined that the leadership structure of the Board has permitted the Board to fulfill its duties effectively and efficiently and is appropriate given the size and scope of the Company and its financial condition.

Our Board of Directors’ Role in Risk Oversight

As a smaller reporting company, our executive management team, consisting of Messrs. Calvert and Code, are also members of our board of directors. Our board of directors, including our executive management members and independent directors, is responsible for overseeing our executive management team in the execution of its responsibilities and for assessing our Company’s approach to risk management. Our board of directors exercises these responsibilities on an ongoing basis as part of its meetings and through its committees. Each member of the management team has direct access to the other Board members, and our committees of our board of directors, to ensure that all risk issues are frequently and openly communicated. Our board of directors closely monitors the information it receives from management and provides oversight and guidance to our executive management team regarding the assessment and management of risk. For example, our board of directors regularly reviews our Company’s critical strategic, operational, legal and financial risks with management to set the tone and direction for ensuring appropriate risk taking within the business.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2021, the Compensation Committee consisted of two members – John Runyan, and Dennis Marshall. Neither Mr. Runyan nor Mr. Marshall was or has ever been an employee or officer of the Company. Neither had transactions with the Company that would require disclosure under Item 404 of Regulation S-K (see “Transactions with Related Parties”, below). As of November 1, 2022, the Compensation Committee consisted of three members – Christina Bray, Linda Park, and Dennis Marshall, neither of whom have ever been an employee or officer of the Company, and neither of whom have had transactions with the Company that would require disclosure under Item 404 of Regulation S-K (see “Transactions with Related Parties”, below). Each of Ms. Park and Ms. Bray received options upon their election to the board, and each of the independent board members receive options in payment of board fees each quarter.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, certain officers and persons holding 10% or more of the Company’s Common stock to file reports regarding their ownership and regarding their acquisitions and dispositions of our Common stock with the SEC. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To our knowledge, based solely upon review of Forms 3, 4, and 5 (and amendments thereto) and written representations provided to us by executive officers, directors and stockholders beneficially owning 10% or greater of the outstanding shares, we believe that such persons filed pursuant to the requirements of the SEC on a timely basis during the year ended December 31, 2022.

Family Relationships

There are no family relationships among the directors and executive officers of our Company.

EXECUTIVE COMPENSATION

The following table sets forth all compensation earned for services rendered to our Company in all capacities for the fiscal years ended December 31, 2021 and 2022, by our principal executive officer and our three most highly compensated executive officers other than our principal executive officer, collectively referred to as the “Named Executive Officers.”

Summary Compensation Table

Name and Principal Positions	Year	Salary		Stock Awards(1)	Option Awards(1)		All other Compensation		Total

Dennis P. Calvert,
Chairman, Chief Executive Officer and President	2021	$288,603	(2)	$—	$335,820	(3)	$27,022	(4)	$651,446
	2022	288,603		—	139,925		27,443		455,971
Kenneth R. Code,
Chief Science Officer	2021	$288,603	(5)	$—	$—		$12,600	(4)	$301,203
	2022	288,603		—	—		12,600		301,203
Charles K. Dargan
Chief Financial Officer	2021	$—		$—	$54,250	(6)	$—		$54,250
	2022	—		—	130,182		—		130,182
Joseph Provenzano,
Corporate Secretary; President ONM Environmental, Inc	2021	$169,772	(7)	$—	$8,600	(8)	$12,266	(4)	$190,639
	2022	$169,772		$—	$8,600		$18,476		$248,155

(1)

Our Company recognizes compensation expense for stock option awards on a straight-line basis over the applicable service period of the award, which is the vesting period. Share-based compensation expense is based on the grant date fair value estimated using the Black-Scholes method. The amounts in the “Stock Awards” and “Option Awards” columns reflect the aggregate fair value of awards of stock or options calculated as of the grant date, if the award is fully vested at grant date. These amounts do not represent cash paid to or realized by any of the recipients during the years indicated.

(2)

In 2021 and 2022 the employment agreement for Mr. Calvert provided for a base salary of $288,603, other compensation for health insurance and an automobile allowance. During the year ended December 31, 2021, Mr. Calvert agreed to forego $56,248 of cash compensation due to him and accept 61,758 shares of our common stock in lieu thereof, at a price of $0.23 per share. During the year ended December 31, 2022, Mr. Calvert agreed to forego $14,050 of cash compensation due to him and accept 256,660 shares of our common stock in lieu thereof, at $0.17 - $0.23 per share. The common stock issued to Mr. Calvert is subject to a “lock up agreement” that prohibits Mr. Calvert from selling the shares until the earlier of (i) the sale of the Company; (ii) the successful commercialization of BioLargo products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology; and (iii) the Company’s breach of the employment agreement between the Company and Calvert dated May 2, 2017 and resulting in Calvert’s termination. (See “Employment Agreements—Dennis P. Calvert” and “Outstanding Equity Awards at Fiscal Year-End” below for more details).

(3)

On May 2, 2017, pursuant to his employment agreement, we granted to our president, Dennis P. Calvert, an option to purchase 3,731,322 shares of the Company’s common stock. The option is a non-qualified stock option, exercisable at $0.45 per share, the closing price of our common stock on the grant date, exercisable for ten years from the date of grant, and vesting in equal increments on the anniversary of the option agreement for five years. Any portion of the option which has not yet vested shall immediately vest in the event of, and prior to, a change of control, as defined in the employment agreement. The option cliff vests in 4 equal amounts on each anniversary of the option agreement. The option agreement contains the other terms standard in option agreements issued by the Company, including provisions for a cashless exercise. The fair value of this option totaled $1,679,095 and is being amortized monthly through May 2, 2022. During the year ended December 31, 2021 and 2022, we recorded $335,820 and $139,825, respectively, of selling, general and administrative expense related to this option.

(4)	Includes health insurance premiums, automobile allowance, and bonus.

(5)

In 2021 and 2022 the employment agreement for Mr. Code provided for a base salary of $288,603 and other compensation of $12,600. During the year ended December 31, 2021, Mr. Code agreed to forego $32,100 of cash compensation due to him and accept 152,448 shares of our common stock in lieu thereof, at $0.18 - $0.23 per share. During the year ended December 31, 2022, Mr. Code agreed to forego $64,702 of cash compensation due to him and accept 275,565 shares of our common stock in lieu thereof, at $0.17 - $0.23 per share. See “Employment Agreements—Kenneth R. Code” and “Outstanding Equity Awards at Fiscal Year-End” below for more details.

(6)

Our Chief Financial Officer, Charles K. Dargan II, did not receive any cash compensation during the years ended December 31, 2021 and 2022. During March 2021, Mr. Dargan received an option to purchase 332,500 shares of our common stock.. These options are a qualified stock option vested upon issuance, exercisable at a range of $0.18 per share, the closing price of our common stock on the grant date. During 2022, Mr. Dargan received an option to purchase 632,500 shares of our common stock at $0.17 - $0.23 per share. The value set forth in the table reflects the fair value of the options issued. See “Employment Agreements—Charles K. Dargan II” and “Outstanding Equity Awards at Fiscal Year-End” below for more details.

(7)

In 2021 and 2022, the employment agreement for Mr. Provenzano provided for a base salary of $169,772, and other compensation for health insurance and automobile allowance. See “Employment Agreements – Joseph Provenzano” and “Outstanding Equity Awards at Fiscal Year-End” below for more details.

(8)

During 2021, Mr. Provenzano received additional options to purchase 50,000 shares of the Company’s common stock at a $0.18 per share, the closing price of our common stock on the grant date. During 2022, Mr. Provenzano received additional options to purchase 124,051 shares of the Company’s common stock at a $0.23 per share, the closing price of our common stock on the grant date. The value set forth in the table reflects the fair value of the options issued that vested during the 12 months of the years indicated. See “Outstanding Equity Awards at Fiscal Year-End” below for more details.

Employment Agreements

Dennis P. Calvert

On May 2, 2017, we entered into an employment agreement with our President and Chief Executive Officer Dennis P. Calvert (the “Calvert Employment Agreement”), replacing in its entirety the previous employment agreement with Mr. Calvert dated April 30, 2007.

The Calvert Employment Agreement provides that Mr. Calvert will continue to serve as the President and Chief Executive Officer of the Company and receive base compensation equal to his current rate of pay of $288,603 annually. In addition to this base compensation, the agreement provides that he is eligible to participate in incentive plans, stock option plans, and similar arrangements as determined by the Company’s Board of Directors, health insurance premium payments for himself and his immediate family, a car allowance of $800 per month, paid vacation of four weeks per year, and bonuses in such amount as the Compensation Committee may determine from time to time.

The Calvert Employment Agreement provides that Mr. Calvert will be granted an option (the “Option”) to purchase 3,731,322 shares of the Company’s common stock. The Option shall be a non-qualified stock option, exercisable at $0.45 per share, which represents the market price of the Company’s common stock as of the date of the agreement, exercisable for ten years from the date of grant and vesting in equal increments over five years. Notwithstanding the foregoing, any portion of the Option which has not yet vested shall be immediately vested in the event of, and prior to, a change of control, as defined in the Calvert Employment Agreement. The agreement also provides for a grant of 1,500,000 shares of common stock, subject to the execution of a “lock-up agreement” whereby the shares remain unvested unless and until the earlier of (i) a sale of the Company, (ii) the successful commercialization of the Company’s products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology, and (iii) the Company’s breach of the employment agreement resulting in his termination. The Option contains the other terms standard in option agreements issued by the Company, including provisions for a cashless exercise.

The Calvert Employment Agreement has a term of five years, unless earlier terminated in accordance with its terms. The Calvert Employment Agreement provides that Mr. Calvert’s employment may be terminated by the Company due to his death or disability, for cause, or upon a merger, acquisition, bankruptcy or dissolution of the Company. “Disability” as used in the Calvert Employment Agreement means physical or mental incapacity or illness rendering Mr. Calvert unable to perform his duties on a long-term basis (i) as evidenced by his failure or inability to perform his duties for a total of 120 days in any 360-day period, or (ii) as determined by an independent and licensed physician whom Company selects, or (iii) as determined without recourse by the Company’s disability insurance carrier. “Cause” means that Mr. Calvert has (i) engaged in willful misconduct in connection with the Company’s business; or (ii) been convicted of, or plead guilty or nolo contendre in connection with, fraud or any crime that constitutes a felony or that involves moral turpitude or theft. If Mr. Calvert’s employment is terminated due to merger or acquisition, then he will be eligible to receive the greater of (i) one year’s compensation plus an additional one half year for each year of service since the effective date of the employment agreement or (ii) one year’s compensation plus an additional one half year for each year remaining in the term of the agreement. Otherwise, he is only entitled to receive compensation due through the date of termination.

The Calvert Employment Agreement requires Mr. Calvert to keep certain information confidential, not to solicit customers or employees of the Company or interfere with any business relationship of the Company, and to assign all inventions made or created during the term of the Calvert Employment Agreement as “work made for hire”.

Kenneth R. Code

We entered into an employment agreement dated as of April 29, 2007 with Mr. Code, our Chief Science Officer (the “Code Employment Agreement”), which we amended on December 28, 2012 such that his salary will remain at $288,603, the level paid in April 2012, with no further automatic increases. The Code Employment Agreement can automatically renew for one year periods on April 29th of each year but may be terminated “without cause” at any time upon 120 days’ notice, and upon such termination, Mr. Code would not receive the severance originally provided for. All other terms in the 2007 agreement remain the same in the Code Employment Agreement.

In addition, Mr. Code will be eligible to participate in incentive plans, stock option plans, and similar arrangements as determined by our board of directors. When such benefits are made available to our senior employees, Mr. Code is also eligible to receive health insurance premium payments for himself and his immediate family, a car allowance of $800 per month, paid vacation of four weeks per year plus an additional two weeks per year for each full year of service during the term of the agreement up to a maximum of 10 weeks per year, life insurance equal to three times his base salary and disability insurance.

The Code Employment Agreement further requires Mr. Code to keep certain information confidential, not to solicit customers or employees of our Company or interfere with any business relationship of our Company, and to assign all inventions made or created during the term of the Code Employment Agreement as “work made for hire”.

Charles K. Dargan II

Charles K. Dargan, II has served as our Chief Financial Officer since February 2008 pursuant to an engagement agreement with his company, CFO 911, that has been renewed and extended each year.

On March 18, 2021, we and Mr. Dargan again extended his engagement agreement. The Engagement Extension Agreement dated as of March 18, 2021 (the “Engagement Extension Agreement”) provides for an additional one-year term to expire January 31, 2022 (the “Extended Term”).

As the sole compensation for the Extended Term, Mr. Dargan was issued an option (“Option”) to purchase 25,000 shares of the Company’s common stock for each month during the Extended Term (thus, an option to purchase 300,000 shares reflecting an extended term of 12 months). The Option vests over the period of the Extended Term, with 25,000 shares having vested as of March 15, 2021, and the remaining shares to vest 25,000 shares monthly beginning March 31, 2021, and each month thereafter, so long as the agreement is in full force and effect. The Option is exercisable at $0.174 per share, the closing price of BioLargo’s common stock on the March 18, 2021 grant date, expires ten years from the grant date, and was issued pursuant to the Company’s 2018 Equity Incentive Plan.

On March 22, 2022, we and our Chief Financial Officer Charles K. Dargan, II formally agreed to extend the engagement agreement dated February 1, 2008 (the “Engagement Agreement”, which had been previously extended multiple times), pursuant to which Mr. Dargan has been and continues to serve as the Company’s Chief Financial Officer. The Engagement Extension Agreement dated as of March 22, 2022 (the “Engagement Extension Agreement”) provides for an additional one-year term to expire January 31, 2023 (the “Extended Term”).

As the sole compensation for the Extended Term, Mr. Dargan was issued an option (“Option”) to purchase 25,000 shares of the Company’s common stock for each month during the Extended Term (thus, an option to purchase 300,000 shares reflecting an extended term of 12 months). The Option vests over the period of the Extended Term, with 25,000 shares having vested as of March 22, 2022, and the remaining shares to vest 25,000 shares monthly beginning March 22, 2022, and each month thereafter, so long as the agreement is in full force and effect. The Option is exercisable at $0.24 per share, the closing price of BioLargo’s common stock on the March 22, 2022, grant date, expires ten years from the grant date, and was issued pursuant to the Company’s 2018 Equity Incentive Plan.

The Option is Mr. Dargan’s sole compensation for the Extended Term. As was the case in all prior terms of his engagement, there is no cash component of his compensation for the Extended Term. Mr. Dargan is eligible to be reimbursed for business expenses he incurs in connection with the performance of his services as the Company’s Chief Financial Officer (although he has made no such requests for reimbursement in the past). All other provisions of the Engagement Agreement not expressly amended pursuant to the Engagement Extension Agreement remain the same, including provisions regarding indemnification and arbitration of disputes.

On March 21, 2023, we and our Chief Financial Officer Charles K. Dargan, II formally agreed to extend the engagement agreement dated February 1, 2008 (the “Engagement Agreement”, which had been previously extended multiple times), pursuant to which Mr. Dargan has been and continues to serve as the Company’s Chief Financial Officer. The Engagement Extension Agreement dated as of March 21, 2023 (the “Engagement Extension Agreement”) provides for an additional one-year term to expire January 31, 2024 (the “Extended Term”), at which time Mr. Dargan will continue to serve as CFO, unless and until either party terminates the agreement.

As the sole compensation for the Extended Term, Mr. Dargan was issued an option (“Option”) to purchase 25,000 shares of the Company’s common stock for each month during the Extended Term (thus, an option to purchase 300,000 shares reflecting an extended term of 12 months). The Option vests over the period of the Extended Term, with 25,000 shares having vested as of March 21, 2023, and the remaining shares to vest 25,000 shares monthly beginning March 31, 2023, and each month thereafter, so long as the agreement is in full force and effect. The Option is exercisable at $0.20 per share, the closing price of BioLargo’s common stock on the March 21, 2023 grant date, expires ten years from the grant date, and was issued pursuant to the Company’s 2018 Equity Incentive Plan.

The Option is Mr. Dargan’s sole compensation for the Extended Term. As was the case in all prior terms of his engagement, there is no cash component of his compensation for the Extended Term. Mr. Dargan is eligible to be reimbursed for business expenses he incurs in connection with the performance of his services as the Company’s Chief Financial Officer (although he has made no such requests for reimbursement in the past). All other provisions of the Engagement Agreement not expressly amended pursuant to the Engagement Extension Agreement remain the same, including provisions regarding indemnification and arbitration of disputes.

Joseph L. Provenzano

Mr. Provenzano has served as Vice President of Operations since January 1, 2008, in addition to continuing to serve as our Corporate Secretary. On May 28, 2019, the Compensation Committee of the Board of Directors approved the terms of a new employment agreement for Mr. Provenzano, and granted to him an incentive stock option (the “Option”) to purchase 1,000,000 shares of the Company’s common stock pursuant to the terms of the Company’s 2018 Equity Incentive Plan (“Plan”). As set forth in the Plan, the exercise price of the Option is equal to the closing price of the Company’s common stock on the May 28 grant date, at $0.17 per share. The shares in the Option vest in five in equal increments over five years, and the Option may be exercised for up to ten years following the grant date. Notwithstanding the foregoing, any portion of the Option which has not yet vested shall be immediately vested in the event of, and prior to, a change of control, as defined in the Provenzano Employment Agreement. The Option contains the other terms standard in option agreements issued by the Company, including provisions for a cashless exercise. On May 28, 2019, the Committee also granted Mr. Provenzano a restricted stock unit of 500,000 shares of common stock, subject to the execution of a “lock-up agreement” whereby the shares remain unvested unless and until the earlier of (i) a sale of the Company, (ii) the successful commercialization of the Company’s products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology, and (iii) the Company’s breach of the employment agreement resulting in his termination. On June 18, 2019, the other terms of his employment agreement were finalized and a document fully executed. Although fully executed on June 18, 2019, the employment agreement is effective as of May 28, 2019, to reflect Option grant date.

The Provenzano Employment Agreement provides that Mr. Provenzano will serve as our Executive Vice President of Operations, as well as the President and Chief Executive Officer of our wholly owned subsidiary Odor-No-More. Mr. Provenzano’s base compensation will remain at his current rate of $170,000 annually. In addition to this base compensation, the agreement provides that he is eligible to participate in incentive plans, stock option plans, and similar arrangements as determined by the our Board of Directors, health insurance premium payments for himself and his immediate family, a car allowance covering the expenses of his personal commercial grade truck which the Company uses in Company operations on a continual basis, paid vacation of four weeks per year, and bonuses in such amount as the Compensation Committee may determine from time to time.

The Provenzano Employment Agreement has a term of five years, unless earlier terminated in accordance with its terms. The Provenzano Employment Agreement provides that Mr. Provenzano’s employment may be terminated by the Company due to his death or disability, for cause, or upon a merger, acquisition, bankruptcy or dissolution of the Company. “Disability” as used in the Provenzano Employment Agreement means physical or mental incapacity or illness rendering Mr. Provenzano unable to perform his duties on a long-term basis (i) as evidenced by his failure or inability to perform his duties for a total of 120 days in any 360-day period, or (ii) as determined by an independent and licensed physician whom Company selects, or (iii) as determined without recourse by the Company’s disability insurance carrier. “Cause” means that Mr. Provenzano has (i) engaged in willful misconduct in connection with the Company’s business; or (ii) been convicted of, or plead guilty or nolo contendre in connection with, fraud or any crime that constitutes a felony or that involves moral turpitude or theft. If Mr. Provenzano’s employment is terminated due to merger or acquisition, then he will be eligible to receive the greater of (i) one year’s compensation plus an additional one half year for each year of service since the effective date of the employment agreement or (ii) one year’s compensation plus an additional one half year for each year remaining in the term of the agreement. Otherwise, he is only entitled to receive compensation due through the date of termination.

The Provenzano Employment Agreement requires Mr. Provenzano to keep certain information confidential, not to solicit customers or employees of the Company or interfere with any business relationship of the Company, and to assign all inventions made or created during the term of the Provenzano Employment Agreement as “work made for hire”.

Director Compensation

Each director who is not an officer or employee of our Company receives an annual retainer of $60,000, paid in options to purchase our common stock (pursuant to a plan put in place by our board of directors). In addition, committee chairpersons receive an additional $15,000 per year. The following table sets forth information for the fiscal year ended December 31, 2022, regarding compensation of our non-employee directors. Our employee directors do not receive any additional compensation for serving as a director.

Name	Fees Earned or Fees Paid in Cash	Option Awards		Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Dennis E. Marshall	$—	$134,436	(1)	—	—	$134,436
Jack B. Strommen	$—	$59,152	(2)	—	—	$59,152
Kent C. Roberts III(3)(7)	$—	$60,691	(3)	—	—	$60,691
John S. Runyan(4)(7)	$—	$72,799	(4)	—	—	$72,799
Christina Bray(5)	$—	$36,860	(5)	—	—	$36,860
Linda Park(6)	$—	$36,860	(6)	—	—	$36,860

(1)

In 2022, Mr. Marshall earned director fees of $134,436, which included compensation for serving as Chairman of the Audit Committee of our board of directors. None of these fees was paid in cash. Mr. Marshall received options in lieu of cash consisting of (i) on March 31, 2022, an issuance of an option to purchase 289,899 shares of our common stock at $0.23 per share, (ii) on June 30, 2022, an issuance of an option to purchase 104,167 shares of our common stock at $0.18 per share, (iii) on September 30, 2022, an issuance of an option to purchase 69,444 shares of our common stock at $0.27 per share, (iv) on October 2, 2022, an issuance of an option to purchase 33,125 shares of our common stock at $0.27 per share, and (v) on December 28, 2022, an issuance of an option to purchase 37,500 shares of our common stock at $0.17 per share, and (v) on December 30, 2022, an issuance of an option to purchase 96,154 shares of our common stock at $0.19 per share.

(2)

In 2022 Mr. Strommen earned director fees of $59,152. None of these fees was paid in cash. Mr. Strommen received options in lieu of cash consisting of (i) on March 31, 2022, an issuance of an option to purchase 65,217 shares of our common stock at $0.23 per share, (ii) on June 30, 2022, an issuance of an option to purchase 83,333 shares of our common stock at $0.18 per share, (iii) on September 30, 2022, an issuance of an option to purchase 55,556 shares of our common stock at $0.27 per share, and (iv) on December 30, 2022, an issuance of an option to purchase 76,923 shares of our common stock at $0.20 per share.

(3)

In 2022, Mr. Roberts earned director fees of $60,691, which included compensation for serving as Chairman of the Audit Committee of our board of directors. None of these fees was paid in cash. Mr. Roberts received options in lieu of cash consisting of (i) on March 31, 2022, an issuance of an option to purchase 69,384 shares of our common stock at $0.23 per share, (ii) on June 30, 2022, an issuance of an option to purchase 83,333 shares of our common stock at $0.18 per share, (iii) on September 30, 2022, an issuance of an option to purchase 55,556 shares of our common stock at $0.27 per share, (iv) on October 2, 2022, an issuance of an option to purchase 23,750 shares of our common stock at $0.27 per share, and (v) on December 28, 2022, an issuance of an option to purchase 25,000 shares of our common stock at $0.17 per share, and (v) on December 30, 2022, an issuance of an option to purchase 25,641 shares of our common stock at $0.19 per share.

(4)

In 2022, Mr. Runyon earned director fees of $72,799, which included compensation for serving as Chairman of the Compensation Committee of our board of directors. None of these fees was paid in cash. Mr. Runyon received options in lieu of cash consisting of (i) on March 31, 2022, an issuance of an option to purchase 84,856 shares of our common stock at $0.23 per share, (ii) on June 30, 2022, an issuance of an option to purchase 104,167 shares of our common stock at $0.18 per share, (iii) on September 30, 2022, an issuance of an option to purchase 69,444 shares of our common stock at $0.27 per share, (iv) on October 2, 2022, an issuance of an option to purchase 23,750 shares of our common stock at $0.27 per share, and (v) on December 28, 2022, an issuance of an option to purchase 25,000 shares of our common stock at $0.17 per share, and (v) on December 30, 2022, an issuance of an option to purchase 32,051 shares of our common stock at $0.19 per share.

(5)

In 2022, Ms. Bray earned director fees of $36,860, which included compensation for serving as Chairman of the Nominating/Corporate Governance Committee of our board of directors. None of these fees was paid in cash, instead Ms. Bray received options consisting of (i) on November 1, 2022, an issuance of an option to purchase 100,000 shares of our common stock at $0.24 per share, (ii) on December 30, 2022, an option to purchase 64,103 shares of our common stock at $0.20 per share.

(6)

In 2022, Ms. Park earned director fees of $36,860, which included compensation for serving as Chairman of the Compensation Committee of our board of directors. None of these fees was paid in cash, instead Ms. Park received options consisting of (i) on November 1, 2022, an issuance of an option to purchase 100,000 shares of our common stock at $0.24 per share, (ii) on December 30, 2022, an option to purchase 64,103 shares of our common stock at $0.20 per share.

(7)	Mr. Roberts and Mr. Runyan retired from the Board on November 1, 2022.

Limitation of Liability and Indemnification Matters

As permitted by the Delaware general corporation law, we have included a provision in our certificate of incorporation to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of the director’s duty of loyalty to our Company, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware general corporation law or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation also provides that our Company shall, to the full extent permitted by section 145 of the Delaware general corporation law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

In addition, our Bylaws provide that we are required to indemnify our officers and directors even when indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

We have entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware general corporation law. The indemnification agreements require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors other than for liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain our directors’ and officers’ insurance if available on reasonable terms.

We have obtained directors’ and officers’ liability insurance in amounts comparable to other companies of our size and in our industry.

No pending litigation or proceeding involving a director, officer, employee or other agent of our Company currently exists as to which indemnification is being sought. We are not aware of any threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent of our Company.

See “Disclosure of SEC Position on Indemnification for Securities Act Liabilities.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding unexercised stock options and equity incentive plan awards for each of the Named Executive Officers outstanding as of December 31, 2022.  All stock or options that were granted to the Named Executive Officers during the fiscal year ended December 31, 2022 have fully vested, except as indicated.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Share Price on Grant Date	Option Expiration Date
Dennis P. Calvert
	3,731,322	--	--	$0.45	$0.45	May 2, 2027
	65,000	--	--	$0.22	$0.22	September 19, 2029
	50,000	--	--	$0.14	$0.14	May 1, 2030
	343,571	--	--	$0.14	$0.14	May 1, 2030
Charles K. Dargan II
	300,000	--	--	$0.30	$0.30	July 17, 2023
	300,000	--	--	$0.30	$0.30	June 23, 2024
	300,000	--	--	$0.57	$0.57	September 30, 2025
	300,000	--	--	$0.69	$0.69	February 10, 2027
	300,000	--	--	$0.39	$0.39	December 31, 2027
	300,000	--	--	$0.22	$0.22	January 16, 2029
	79,000	--	--	$0.22	$0.22	September 19, 2029
	400,000	--	--	$0.21	$0.21	February 25, 2030
	27,500	--	--	$0.21	$0.21	February 25, 2030
	25,000	--	--	$0.14	$0.14	May 01, 2030
	214,286	--	--	$0.14	$0.14	May 01, 2030
	5,000	--	--	$0.16	$0.16	June 30, 2030
	5,000	--	--	$0.15	$0.15	September 30, 2030
	2,500	--	--	$0.15	$0.15	September 30, 2030
	50,000	--	--	$0.15	$0.15	September 30, 2030
	7,500	--	--	$0.12	$0.12	December 31, 2030
	300,000	--	--	$0.23	$0.23	March 17, 2031
	32,500	--	--	$0.18	$0.18	May 21, 2031
	127,500			$0.23	$0.23	March 31, 2032
	150,000			$0.18	$0.18	June 30, 2032
	205,000			$0.1689	$0.1689	December 28, 2032

Kenneth R. Code
	200,000	--	--	$1.03	$0.94	July 17, 2023
	65,000	--	--	$0.22	$0.22	September 19, 2029
	343,571	--	--	$0.14	$0.14	May 01, 2030
Joseph Provenzano
	78,947	--	--	$0.45	$0.45	October 23, 2027
	1,000,000	600,000	600,000	$0.17	$0.17	May 28, 2029
	32,500	--	--	$0.22	$0.22	September 18, 2029
	50,000	--	--	$0.14	$0.14	May 01, 2030
	202,110	--	--	$0.14	$0.14	May 01, 2030
	74,051	--	--	$0.15	$0.15	September 30, 2030
	50,000	--	--	$0.18	$0.18	May 21, 2031
	38,584			$0.22	$0.22	January 3, 2032
	124,051			$0.23	$0.23	March 31, 2032

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of May 10, 2023, including rights to acquire beneficial ownership of shares of our common stock within 60 days of May 10, 2023, by (a) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common stock; (b) each director, (c) each Named Executive Officer, and (d) all directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership	Percent of Class(2)
Kenneth R. Code(3)	25,310,978	8.9%
Dennis P. Calvert(4)	13,948,827	4.9%
Jack B. Strommen(5)	5,866,933	2.1%
Charles K. Dargan II(6)	3,766,030	1.3%
Dennis E. Marshall(7)	4,038,048	1.4%
Joseph L. Provenzano(8)	2,842,039	1.0%
Linda Park(9)	558,473	0.2%
Christina Bray(10)	180,611	0.1%
All directors and officers as a group (8 persons)	56,511,939	19.9%

Except as noted in any footnotes below, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(1)

The address for all directors and the Named Executive Officers is: c/o BioLargo, Inc., 14921 Chestnut St., Westminster, CA 92683, except for Charles K. Dargan II, whose address is 18841 NE 29th Avenue, Suite 700, Aventura, FL 33180.

(2)

Our Company has only one class of stock outstanding. The sum of 284,690,284 shares of common stock outstanding as of May 10, 2023, and 15,123,673 shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days by the directors and officers, are deemed outstanding for determining the number of shares beneficially owned by the directors and officers, and the directors and officers as a group, and for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)

Includes 22,139,012 shares owned indirectly by Mr. Code issued to IOWC Technologies, Inc. in connection with the acquisition by our Company of certain intellectual property and other assets in April 2007. Includes 408,571 shares issuable to Mr. Code upon exercise of options.

(4)

Includes 1,528,695 shares of common stock held by New Millennium Capital Partners, LLC, which is wholly owned and controlled by Mr. Calvert. Includes 4,189,893 shares issuable to Mr. Calvert upon exercise of options.

(5)	Includes 1,551,389 shares issuable to Mr. Strommen upon exercise of options.

(6)	Includes 3,575,786 shares issuable to Mr. Dargan upon exercise of options.

(7)	Includes 3,778,016 shares issuable to Mr. Marshall upon exercise of options.

(8)	Includes 1,071,296 shares issuable to Mr. Provenzano upon exercise of options.

(9)	Includes 180,611 shares issuable to Ms. Park upon exercise of options, and 187,500 shares upon exercise of warrants.

(10)	Includes 180,611 shares issuable to Ms. Bray upon exercise of options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Company has adopted a policy that all transactions between our Company and its executive officers, directors and other affiliates must be approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors, and must be on terms no less favorable to our Company than could be obtained from unaffiliated third parties.

Our officers and board members routinely forego cash compensation in lieu of receiving common stock or options to purchase common stock, pursuant to a plan adopted by our board for the payment of outstanding payables. These transactions are routinely under the threshold for disclosure.

The following information discloses any transaction, since the beginning of our last fiscal year, or any currently proposed transaction, in which we were or are proposed to be a participant and the amount involved exceeds $120,000 or 1% of the average of our total assets over the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest: none.

DESCRIPTION OF CAPITAL STOCK

As reflected in the Certificate of Incorporation, as amended August 30, 2022, our authorized capital stock consists of 550,000,000 shares of common stock, par value $0.00067 per share, and 50,000,000 shares of preferred stock, par value $0.00067 per share.

Authorized and Issued Stock
	Number of shares at May 10, 2023
Title of Class	Authorized	Outstanding	Reserved(1)

Common stock, par value $0.00067 per share	550,000,000	284,690,284	146,406,969

Preferred stock, $0.00067 par value per share	50,000,000	-0-	-0-

(1) Reserved shares includes the 22,689,035 shares reserved for issuance pursuant to warrants held by the selling stockholders.

Common Stock

Dividends. Each share of our common stock is entitled to receive an equal dividend, if one is declared. We cannot provide any assurance that we will declare or pay cash dividends on our common stock in the future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our board of directors may determine it to be necessary to retain future earnings (if any) to finance operations. See “Risk Factors” and “Dividend Policy.”

Liquidation. If our Company is liquidated, then assets that remain (if any) after the creditors are paid and the owners of preferred stock receive liquidation preferences (as applicable) will be distributed to the owners of our common stock pro rata.

Voting Rights. Each share of our common stock entitles the owner to one vote. There is no cumulative voting. A simple majority can elect all of the directors at a given meeting, and the minority would not be able to elect any director at that meeting.

Preemptive Rights. Owners of our common stock have no preemptive rights. We may sell shares of our common stock to third parties without first offering such shares to current stockholders.

Redemption Rights. We do not have the right to buy back shares of our common stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations. Owners of our common stock do not ordinarily have the right to require us to buy their common stock. We do not have a sinking fund to provide assets for any buy back.

Conversion Rights. Shares of our common stock cannot be converted into any other kind of stock except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations.

Nonassessability. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue “blank check” preferred stock. Our board of directors may divide this preferred stock into series and establish the rights, preferences and privileges thereof. Our board of directors may, without prior stockholder approval, issue any or all of the shares of this preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the relative voting power or other rights of our common stock. Preferred stock could be used as a method of discouraging, delaying or preventing a takeover or other change in control of our Company. Issuances of preferred stock in the future could have a dilutive effect on our common stock.

As of the date of this prospectus, there are no shares of our preferred stock outstanding.

DESCRIPTION OF THE OFFERING

This is a registration of shares that were previously sold by the Company in a series of private placements. This prospectus relates to the sale of up to 22,689,035 shares of our common stock by selling stockholders.

SELLING STOCKHOLDERS

 This prospectus relates to the possible resale by the selling stockholders of shares of common stock that have been or may be issued upon exercise of issued and outstanding warrants. The following table summarizes the material terms of the warrants underlying the shares to be sold in this offering. The warrant agreements setting forth the terms of each warrant are filed as Exhibits to the registration statement of which this prospectus is part.

Exhibit Number	Issue Date of the Warrants	Number of Shares	Exercise Price ($/share)	Expiration Date	Aggregate Exercise Price
4.16	March 2018	333,334	$0.480	April 2023	$160,000
4.17	September 2018	2,484,375	0.200	September 2023	496,875
4.18	October 2018	1,000,000	0.250	October 2023	250,000
4.19	January 2019	300,000	0.250	January 2024	75,000
4.20	January – September 2019	14,944,856	0.250	January-September 2024	3,736,214
4.21	August 2019	1,200,000	0.300	August 2024	360,000
4.22	August 2019	2,426,470	0.250	August 2024	606,618
	Total/Average	22,689,035(1)	$0.251		$5,684,707(1)

(1)	These totals reflect the expiration of certain warrants prior to the filing of this prospectus.

The selling stockholders, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that they have acquired upon exercise of the warrants. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares.

The following table presents information regarding the selling stockholders and the shares that they may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholders, and reflects their holdings as of April 26, 2023. None of the selling stockholders, nor any of their affiliates, has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates, other than as indicated in the table below. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

Selling Stockholder	Shares Beneficially Owned Before this Offering(1)	Percentage of Outstanding Shares Beneficially Owned Before this Offering(2)	Shares to be Sold in this Offering	Percentage of Outstanding Shares Beneficially Owned After this Offering(2)
Spence Allen	277,735	*	275,735	*
William Anderson	766,355	*	551,471	*
Stephen G. Bellamy	188,927	*	137,868	*
Harvey Bibicoff	690,874	*	386,029	*
Chappy Bean LLC(3)	1,080,882	*	1,080,882	*
Richard Charter	140,294	*	110,294	*
Robert J. Cullinan	393,006	*	137,868	*
Demosthenes Dionis	235,413	*	137,868	*
Jason Dombroski	736,941	*	165,441	*
Peter Garvy	551,471	*	551,471	*
Steven Helms	551,471	*	551,471	*
Sean J. Hunter	3,308,824	*	3,308,824	*
Howard Isaacs	137,868	*	137,868	*
Jeff Jackson	437,268	*	137,868	*
Michael Jones	413,603	*	413,603	*
Anne Marie Johnson	110,294	*	110,294	*
Michael A. Krever	503,569	*	303,309	*
Wesley J. Larsen	500,168	*	275,735	*
Philip S. LaRussa	350,735	*	275,735	*
Lincoln Park Capital Fund, LLC(4)	300,000	*	300,000	*
Rainer Lipski	1,159,250	*	468,750	*
James Masteller	2,254,939	*	413,603	*%
Paul McDermott	252,686	*	137,868	*
Douglas J. Morgan	1,326,941	*	1,102,941	*
Scott Mortara	110,294	*	110,294	*
Frederik Nielsen	275,735	*	275,735	*
Don Oates	260,588	*	220,588	*
Bob Peters	275,735	*	275,735	*
Renji Philip	152,868	*	137,868	*
Platinum Point Capital LLC(5)	551,471	*	551,471	*
Mark Rice	598,289	*	137,868	*
R. Jonathan Robinson	801,583	*	110,294	*
Tim Romanow	387,868	*	137,868	*
Sanatio Capital, LLC(6)	395,512	*	333,334	*
Vincent J. Severino	3,162,432	1.0%	827,206	*
Mark Sherman	687,616	*	137,868	*
Thomas J. Talbot	2,992,886	1.0%	1,200,000	*
Tangiers Global LLC(7)	1,930,147	*	1,930,147	*
Triton Funds LP(8)	1,150,000	*	1,000,000	*
Vernal Bay Investments LLC(9)	3,829,963	1.2%	3,829,963	*

* Less than one percent.

(1)	Includes all shares owned as of the date of this prospectus and shares issuable upon exercise of the warrants.
(2)	Percentages are based on 307,379,319 outstanding shares, comprised of 284,690,284 shares outstanding as of May 10, 2023, plus 22,689,035 shares that would be issued upon exercise of the warrants by the Selling Stockholders.
(3)	Dispositive voting power of Chappy Bean LLC held by Jaren Johnson.
(4)

Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(5)	Dispositive voting power of Platinum Point Capital LLC by Brian Friefeld.
(6)	Dispositive voting power of Sanatio Capital, LLC held by Jack B. Strommen, a member of the Company’s board of directors.
(7)	Dispositive voting power of Tangier’s Global, LLC held by Michael Sobeck.
(8)	Dispositive voting power of Triton Funds LP held by Yash Thukral, Sam Yaffa, and Nathan Yee.
(9)	Dispositive voting power of Vernal Bay Investments, LLC held by Anthony Jacobson and Robert Boyer.

* Less than one percent (1%)

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholders. The common stock may be sold or distributed from time to time by a selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for the common stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

Each selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

Each selling stockholder has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the common stock that it may receive pursuant to the transactions described in the prospectus. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Each selling stockholder has informed us that each such broker-dealer will receive commissions from the selling stockholder that will not exceed customary brokerage commissions.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions. Neither we nor the selling stockholders can presently estimate the amount of compensation that any agent will receive.

We know of no existing arrangements between any selling stockholder or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers, any compensation from the selling stockholder, and any other required information.

We will pay the expenses incident to the registration, offering, and sale of the shares to the selling stockholders. We have agreed to indemnify the selling stockholders and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

We have advised each selling stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution, from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders.

Our common stock is quoted on the OTC Markets OTCQB under the symbol “BLGO”.

Blue Sky Restrictions on Resale

If the selling stockholder desires to sell shares of our common stock under this prospectus in the United States, then the selling stockholder will also need to comply with state securities laws, also known as “Blue Sky laws,” with regard to secondary sales. All states offer a variety of exemptions from registration for secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under Section 12(g) of the Exchange Act or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor’s.

Any person who purchases shares of our common stock from the selling stockholder under this prospectus who then desires to sell such shares also will have to comply with Blue Sky laws regarding secondary sales.

DISCLOSURE OF SEC POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

As permitted by the Delaware general corporation law, we have included a provision in our certificate of incorporation to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of the director’s duty of loyalty to our Company, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware general corporation law or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation also provides that our Company shall, to the full extent permitted by section 145 of the Delaware general corporation law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by our Company of expenses incurred or paid by such director, officer or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person of our Company in connection with the securities being registered in the registration statement of which this prospectus is a part, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by our Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL OPINION

The validity of the shares covered by the registration statement of which this prospectus is a part has been passed upon for us by Wilson Bradshaw LLP.

EXPERTS

The consolidated financial statements included in this prospectus for the years ended December 31, 2022 and 2021 have been audited by Haskell & White LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein (which expressed an unqualified opinion and includes an explanatory paragraph referring to conditions that raise substantial doubt about BioLargo, Inc. and subsidiaries’ ability to continue as a going concern) and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. You can obtain copies of these materials from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC’s website (www.SEC.gov) contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933, as amended, with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the SEC’s rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document that is filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the public reference facilities maintained by the SEC, and copies of such materials can be obtained from the Public Reference Section of the SEC at prescribed rates. You may obtain additional information regarding our Company on our website, located at www.BioLargo.com.

BIOLARGO, INC.

INDEX TO FINANCIAL STATEMENTS

Index to Audited Consolidated Financial Statements of BioLargo, Inc. as of December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

BioLargo, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BioLargo, Inc. and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has experienced recurring losses, negative cash flows from operations, and has limited capital resources. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Report of Independent Registered Public Accounting Firm (continued)

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair Value of Stock Options—Refer to Notes 2, 5 and 10 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company issues options from both BioLargo, Inc. as well as its partially-owned subsidiary, Clyra Medical. Management uses the Black-Scholes option-pricing model to estimate the fair value of its stock options. The Black-Scholes option-pricing model involves the use of significant estimates, including the following:

■	Risk-free interest rate;
■	Expected share price volatility;
■	Expected dividend yield; and
■	Expected life of the award.

In addition, management discounts the estimated fair value of the Clyra Medical stock options because the partially-owned subsidiary is a private company with no secondary market for its common stock. Given the significant estimates involved in estimating the fair value of stock options, the related audit effort in evaluating management’s estimates in determining the fair value of stock options was extensive and required a high degree of auditor judgment.

Report of Independent Registered Public Accounting Firm (continued)

How the Critical Audit Matter was Addressed in the Audit

We obtained an understanding over the Company’s process to estimate the fair value of stock options, including how the Company develops each of the estimates required to utilize the Black-Scholes option-pricing model. We applied the following audit procedures related to testing the Company’s estimates utilized in the Black-Scholes option-pricing model:

■	We compared the Company’s risk-free interest rate used to the comparable United States Treasury yield for a term comparable to the stock options’ expected term.
■

We recalculated the Company’s historical share price volatility for a term comparable to the stock options’ expected term. For Clyra Medical, we recalculated a comparable public company’s historical share price volatility for a term comparable to the stock options’ expected term.

■

We performed a look-back at the Company’s previously issued dividends, noting there were none. We inquired with management of the Company who informed us that no future dividends were currently anticipated.

■

We agreed the expected term of stock options granted to employees and non-employees to the original contractual term of the option as management deems it likely they will remain outstanding for the entire original term. We further noted that this was consistent with historical options granted.

In addition, we reviewed management’s analysis over the fair value of the common stock price and discount that was used on the estimated fair value of the Clyra Medical stock options. We noted that Clyra Medical is a private company and therefore its common stock is not actively traded. We reviewed both the common stock and preferred stock sales history of Clyra Medical, noting the last sales prices. Management concluded that both the illiquidity and lack of marketability warranted a discount to the estimated fair value calculated using the Black-Scholes option-pricing model. From our review of the common stock sales history of Clyra Medical, we noted that the infrequent common stock sales support management’s assertions of both illiquidity and lack of marketability. We further researched published articles on valuation discounts and noted that the liquidity and lack of marketability discount used by management was within a reasonable range.

Impairment of Long-lived Asset – Refer to Notes 2 and 9 to the Consolidated Financial Statements

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements at December 31, 2022, the Company’s net carrying amount of Clyra Medical prepaid marketing is $394,000. As disclosed in Note 2 to the consolidated financial statements, long-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of these assessments, management concluded that there was an impairment to the Company’s prepaid marketing asset during the year ended December 31, 2022.

Report of Independent Registered Public Accounting Firm (continued)

Auditing management’s impairment test of its prepaid marketing asset was complex and highly judgmental due to the significant measurement uncertainty in determining the fair value of the prepaid marketing asset. In particular, the fair value estimate of the prepaid marketing asset was sensitive to changes in significant assumptions such as discount rates and revenue growth rates. These assumptions are affected by expected future market or economic conditions.

How the Critical Audit Matter was Addressed in the Audit

We obtained an understanding of the Company’s process to evaluate long-lived assets for impairment and related controls. We then obtained the projected revenues of Clyra Medical as well as the Company’s calculation of the expected present value of the prepaid marketing asset that were used by management to determine the fair value of the prepaid marketing asset, in accordance with ASC 350 (Intangibles – Goodwill and Other).

We applied the following audit procedures related to testing the fair value of the prepaid marketing asset:

■	We assessed the valuation methodologies and tested the reasonableness of significant assumptions and underlying data used by management, including forecasted revenue and discount rates.
■	We agreed the triggering start date and term used in the present value calculation to the forecasted revenue and the original contractual term.
■

We compared management’s summary of the fair value of the prepaid marketing asset to its carrying value, noting that the carrying value exceeded the fair value of the prepaid marketing asset. As such, we concurred with management that there was an impairment of its prepaid marketing asset.

/s/Haskell & White LLP HASKELL & WHITE LLP

We have served as the Company’s auditor since 2011.

Irvine, California

March 31, 2023

BIOLARGO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except for per share data)

	DECEMBER 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$1,851	$962
Accounts receivable, net of allowance	1,064	513
Inventories, net of allowance	120	241
Prepaid expenses and other current assets	118	85
Total current assets	3,153	1,801

Equipment, net of depreciation	287	61
Other non-current assets	124	69
Investment in South Korean joint venture	33	48
Right of use, operating lease, net of amortization	867	453
Clyra Medical prepaid marketing (Note 10)	394	591
Total assets	$4,858	$3,023

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	$940	$559
Clyra Medical accounts payable and accrued expenses	238	230
Debt obligations, net of discount (Note 4)	100	314
Deferred revenue	17	89
Lease liability	97	103
Deposits	184	79
Total current liabilities	1,576	1,374

Long-term liabilities:
Debt obligations, net of current (Note 4)	237	180
Lease liability, net of current	773	349
Clyra Medical debt obligations (Note 10)	261	187
Total long-term liabilities	1,271	716
Total liabilities	2,847	2,090

COMMITMENTS AND CONTINGENCIES (Note 13)

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred Series A, $0.00067 Par Value, 50,000,000 Shares Authorized, -0- Shares Issued and Outstanding, at December 31, 2022 and December 31, 2021	—	—
Common stock, $0.00067 Par Value, 400,000,000 Shares Authorized, 278,462,706 and 255,893,726 Shares Issued, at December 31, 2022 and December 31, 2021	186	171
Additional paid-in capital	148,435	143,718
Accumulated deficit	(143,594)	(139,121)
Accumulated other comprehensive loss	(149)	(115)
Total BioLargo Inc. and subsidiaries stockholders’ equity	4,878	4,653
Non-controlling interest (Note 10)	(2,867)	(3,720)
Total stockholders’ equity	2,011	933
Total liabilities and stockholders’ equity	$4,858	$3,023

See accompanying notes to consolidated financial statements and report of Independent Registered Public Accounting Firm.

BIOLARGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except for per share data)

	Year ended December 31,
	2022	2021

Revenue
Product revenue	$4,434	$1,572
Service revenue	1,450	959
Total revenue	5,884	2,531

Cost of revenue
Cost of goods sold	(2,177)	(781)
Cost of service	(850)	(647)
Total cost of revenue	(3,027)	(1,428)
Gross profit	2,857	1,103

Operating expenses:
Selling, general and administrative expenses	6,731	6,172
Research and development	1,319	1,367
Impairment expense	197	342
Total operating expenses	8,247	7,881
Operating loss	(5,390)	(6,778)

Other income (expense):
PPP forgiveness	174	43
Grant income	74	55
Tax credit income	63	20
Interest expense	(53)	(234)
Total other (expense) income	258	(116)

Net loss	(5,132)	(6,894)
Net (loss) income attributable to noncontrolling interest	(659)	186
Net loss attributable to common stockholders	$(4,473)	$(7,080)

Net loss per share attributable to common stockholders:
Loss per share attributable to stockholders – basic and diluted	$(0.02)	$(0.03)
Weighted average number of common shares outstanding:	268,302,234	247,203,625

Comprehensive loss attributable to common stockholders
Net loss	$(5,132)	$(6,894)
Foreign currency translation adjustment	(34)	(14)
Comprehensive loss	(5,166)	(6,908)

Comprehensive income (loss) attributable to noncontrolling interest	(659)	186
Comprehensive loss attributable to stockholders	$(4,507)	$(7,094)

See accompanying notes to consolidated financial statements and report of Independent Registered Public Accounting Firm.

BIOLARGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except for share data)

	Common stock		Additional paid-in	Accumulated	Accumulated other comprehensive	Non- controlling	Total stockholders’ equity
	Shares	Amount	capital	deficit	Loss	interest	(deficit)

Balance, December 31, 2020	225,885,682	$151	$135,849	$(132,041)	$(101)	$(4,093)	$(235)
Conversion of notes	1,966,439	1	327	—	—	—	328
Issuance of common stock for services	2,127,467	1	366	—	—	—	367
Issuance of common stock for interest	81,777	—	16	—	—	—	16
Sale of stock for cash	29,691,886	20	4,862	—	—	—	4,882
Warrant exercise	1,283,333	1	163	—	—	—	164
Return of shares held by Clyra Medical (re Scion)	(5,142,858)	(3)	(921)	—	—	1,286	362
Stock option compensation expense	—	—	1,308	—	—	—	1,308
Fair value of warrant recorded as debt discount	—	—	35	—	—	—	35
Noncontrolling interest allocation	—	—	1,149	—	—	(1,149)	—
Clyra stock options issued for services	—	—	564	—	—	—	564
Issuance of Clyra common stock for cash	—	—	—	—	—	50	50
Net (loss) gain	—	—	—	(7,080)	—	186	(6,894)
Foreign currency translation	—	—	—	—	(14)	—	(14)
Balance, December 31, 2021	255,893,726	$171	$143,718	$(139,121)	$(115)	$(3,720)	$933
Sale of stock for cash	19,580,225	13	3,604	—	—	—	3,617
Stock issued as commitment fee	1,250,000	1	(1)	—	—	—	—
Issuance of common stock for services	1,448,512	1	290	—	—	—	291
Stock option exercise	290,243	—	40	—	—	—	40
Stock option compensation expense	—	—	1,663	—	—	—	1,663
Noncontrolling interest allocation	—	—	(1,287)	—	—	1,287	—
Clyra stock options issued for services	—	—	408	—	—	—	408
Sale of Clyra preferred stock for cash	—	—	—	—	—	225	225
Net (loss) gain	—	—	—	(4,473)	—	(659)	(5,132)
Foreign currency translation	—	—	—	—	(34)	—	(34)
Balance, December 31, 2022	278,462,706	$186	$148,435	$(143,594)	$(149)	$(2,867)	$2,011

See accompanying notes to consolidated financial statements and report of Independent Registered Public Accounting Firm.

BIOLARGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except for per share data)

	DECEMBER 31, 2022	DECEMBER 31, 2021
Cash flows from operating activities
Net loss	$(5,132)	$(6,894)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation expense	2,071	1,872
Common stock issued for services	291	367
Impairment expense	197	342
Inventory reserve	158	—
Common stock issued for interest	—	16
Interest expense related to amortization of the discount on convertible notes payable	17	119
Loss on investment in South Korean joint venture	15	15
PPP forgiveness	(174)	(43)
Amortization and depreciation expense	45	20
Changes in assets and liabilities:
Accounts receivable	(551)	(29)
Inventories	(35)	36
Accounts payable and accrued expenses	382	47
Clyra accounts payable and accrued expenses	8	132
Deferred revenue	(72)	41
Prepaid expenses and other assets	(90)	(57)
Right of use and lease liability, net	3	—
Deposit	105	79
Net cash used in operating activities	(2,762)	(3,937)
Cash flows from investing activities
Equipment purchases	(271)	(21)
Patent purchase	—	(13)
Net cash used in investing activities	(271)	(34)
Cash flows from financing activities
Proceeds from sale of common stock	3,617	4,882
Proceeds from warrant exercise	—	164
Proceeds from BioLargo stock option exercise	40	—
Repayment of note payable and line of credit	—	(828)
Repayment by Clyra on inventory line of credit	(26)	(37)
Proceeds from sale of preferred stock in Clyra Medical	225	—
Proceeds from Clyra Medical note payable	100	—
Proceeds from sale of common stock in Clyra Medical	—	50
Net cash provided by financing activities	3,956	4,231
Net effect of foreign currency translation	(34)	(14)
Net change in cash	889	246
Cash at beginning of year	962	716
Cash at end of year	$1,851	$962
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$36	$99
Income taxes	$3	$2
Short-term lease payments not included in lease liability	$99	$52
Non-cash investing and financing activities
Return of in-process research and development (Scion)	$—	$1,804
Cancellation of Clyra debt obligations and accounts payable (Scion)	$—	$(1,465)
Liability to Scion shareholders	$—	$(540)
Fair value of warrants issued with convertible notes and letter of credit	$—	$35
Conversion of convertible notes payable into common stock	$—	$328
Fair value of common stock issued to Lincoln Park as finance fee	$240	$—
Present value of new operating right of use and lease liability	$443	$186
Allocation of stock option expense within noncontrolling interest	$1,287	$1,149

See accompanying notes to consolidated financial statements and report of Independent Registered Public Accounting Firm

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Organization

Description of Business

BioLargo, Inc. (“BioLargo”, or the “Company”) invents, develops, and commercializes innovative platform technologies to solve challenging environmental problems like PFAS contamination (per- and polyfluoroalkyl substances), advanced water and wastewater treatment, industrial odor control, air quality control, infection control, and myriad environmental remediation challenges. Our business strategy is straightforward: we invent or acquire technologies that we believe have the potential to be disruptive in large commercial markets; we develop and validate these technologies to advance and promote their commercial success as we leverage our considerable scientific, engineering, and entrepreneurial talent; we then monetize these technical assets through a variety of business structures that may include licensure, joint venture, sale, spin off, or by deploying direct to market strategies.

Liquidity / Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of our business. For the year ended December 31, 2022, we had a net loss of $5,132,000, used $2,762,000 cash in operations, and at December 31, 2022, we had working capital of $1,587,000, and current assets of $3,153,000. We do not believe gross profits in 2023 will be sufficient to fund our current level of operations, and therefore we will have to obtain further investment capital to continue to fund operations and seek to refinance our existing debt. We have been, and anticipate that we will continue to be, limited in terms of our capital resources.

During the year ended December 31, 2022, we generated revenues of $5,884,000 through our subsidiaries. (See Note 12.)  Our subsidiaries did not in the aggregate generate enough revenues or gross profits to fund their operations, or to fund our corporate operations or other business segments. To meet our cash obligations during the year ended December 31, 2022, we (i) sold 6,011,701 shares of our common stock to Lincoln Park Capital Fund, LLC (“Lincoln Park”) for $1,253,000 (see Note 3), and (ii) sold 13,568,524 shares of common stock and issued warrants to purchase 27,137,048 shares of common stock to private investors for $2,364,000 (see Notes 3 and 6).

As of December 31, 2022, our cash and cash equivalents totaled $1,851,000. Our total liabilities included $50,000 in debt that is due at the March 2023 maturity date, $140,000 due in SBA loans issued pursuant to the Paycheck Protection Program (see Note 14), $150,000 due to the SBA issued pursuant to the Economic Injury Disaster program (EIDL) over 30 years, and $261,000 owed a subsidiary due in 2024 (see Note 10).

Subsequent to December 31, 2022, we continue to sell common stock to Lincoln Park for working capital as needed (see Note 14).

If we are unable to rely on our current arrangement with Lincoln Park to fund our working capital requirements, we will have to rely on other forms of financing, and there is no assurance that we will be able to do so, or if we do so, it will be on favorable terms.

The foregoing factors raise substantial doubt about our ability to continue as a going concern, unless we are able to continue to raise funds through stock sales to Lincoln Park or other private financings, and in the long term, our ability to attain a reasonable threshold of operating efficiencies and achieve profitable operations by licensing or otherwise commercializing products incorporating our technologies. The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Organization

We are a Delaware corporation formed in 1991. We have six wholly-owned subsidiaries: BioLargo Life Technologies, Inc., organized under the laws of the State of California in 2006; ONM Environmental, Inc., organized under the laws of the State of California in 2009; BioLargo Energy Technologies, Inc. (formerly BioLargo Water Investment Group, Inc.) organized under the laws of the State of California in 2019, BioLargo Equipment and Technologies, Inc., organized under the laws of the State of California in 2022; BioLargo Water, Inc. (“Water”), organized under the laws of Canada in 2014; and BioLargo Development Corp., organized under the laws of the State of California in 2016. Additionally, we own 82% (see Note 11) of BioLargo Engineering Science and Technologies, LLC (“BLEST”), organized under the laws of the State of Tennessee in 2017, and 58% of Clyra Medical Technologies, Inc. (“Clyra” or “Clyra Medical”), organized under the laws of the State of California in 2012. We consolidate the financial statements of our partially owned subsidiaries (see Note 2, subheading “Principles of Consolidation,” and Note 10).

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and partially-owned subsidiaries BLEST and Clyra Medical. All intercompany accounts and transactions have been eliminated.

Foreign Currency

The Company has designated the functional currency of BioLargo Water, Inc., our Canadian subsidiary, to be the Canadian dollar. Therefore, translation gains and losses resulting from differences in exchange rates are recorded in accumulated other comprehensive income.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. Substantially all cash equivalents are held in short-term money market accounts at one of the largest financial institutions in the United States. From time to time, our cash account balances are greater than the Federal Deposit Insurance Corporation insurance limit of $250,000 per owner per bank, and during such times, we are exposed to credit loss for amounts in excess of insured limits in the event of non-performance by the financial institution. We do not anticipate non-performance by our financial institution.

As of December 31, 2022 and 2021, our cash balances were made up of the following (in thousands):

	December 31, 2022	December 31, 2021
BioLargo, Inc. and subsidiaries	$1,685	$941
Clyra Medical Technologies, Inc.	166	21
Total	$1,851	$962

Accounts Receivable

Trade accounts receivable are recorded net of allowances for doubtful accounts. Estimates for allowances for doubtful accounts are determined based on payment history and individual customer circumstances. The allowance for doubtful accounts as of December 31, 2022 and 2021 was $12,000.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit Concentration

We have a limited number of customers that account for significant portions of our revenue. During the year ended December 31, 2022, there were two customers that each accounted for more than 10% of consolidated revenues, and during the year ended December 31, 2021, there were three customers that each accounted for more than 10% of consolidated revenues, as follows:

	December 31, 2022	December 31, 2021
Customer A	47%	<10%
Customer B	10%	<10%
Customer C	<10%	14%
Customer D	<10%	11%
Customer E	<10%	11%

We had one customer that accounted for more than 10% of consolidated accounts receivable at December 31, 2022 and two customers that each accounted for more than 10% of consolidated accounts receivable at December 31, 2021, as follows:

	December 31, 2022	December 31, 2021
Customer A	24%	<10%
Customer F	<10%	32%
Customer G	<10%	12%

Inventory

Inventories are stated at the lower of cost or net realizable value using the average cost method. The allowance for obsolete inventory as of December 31, 2022 and 2021 was $158,000 and $3,000.  Inventories consisted of (in thousands):

	December 31, 2022	December 31, 2021
Raw material	$46	$108
Finished goods	74	133
Total	$120	$241

Other Non-Current Assets

Other non-current assets consisted of (i) security deposits related to our business offices, (ii) three patents acquired on October 22, 2021, for $34,000, of which $13,000 was paid in cash and the remaining $21,000 was paid through the issuance of 125,000 shares of common stock at $0.17 per share.  The tax credit receivable is from the Canadian government related to a research and development credit from our Water subsidiary for which we’ve applied for and received in prior periods.

	December 31, 2022	December 31, 2021
Patents	$34	$34
Security deposits	36	35
Tax credit receivable	54	—
Total	$124	$69

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Method of Accounting

On March 20, 2020, we invested $100,000 into a South Korean entity (Odin Co. Ltd., “Odin”) pursuant to a Joint Venture agreement we had entered into with BKT Co. Ltd. and its U.S. based subsidiary, Tomorrow Water. We received a 40% non-dilutive equity interest, and BKT and Tomorrow Water each received 30% equity interests for an aggregate $150,000 investment.

We account for our investment in the joint venture under the equity method of accounting. We have determined that while we have significant influence over the joint venture through our technology license and our position on the Board of Directors, we do not control the joint venture or are otherwise involved in managing the entity and we own less than a majority of the equity. Therefore, we record the asset on our consolidated balance sheet and record an increase or decrease the recorded balance by our percentage ownership of the profits or losses in the joint venture. During the years ended December 31, 2022 and 2021, the joint venture incurred a loss and our 40% ownership share reduced our investment interest by $15,000 each year.

Impairment

Long-lived and definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, then an impairment loss is recognized. The impairment loss is measured based on the fair value of the asset. Any resulting impairment is recorded as a reduction in the carrying value of the related asset in excess of fair value and a charge to operating results.

For the year ended December 31, 2022, management determined that there was an impairment of Clyra’s prepaid marketing asset (See Note 9).

For the year ended December 31, 2021, management determined that there was an impairment expense related to the sale back to Scion Solutions, LLC (“Scion’) of certain intellectual property, recorded on our balance sheet as “In-Process Research and Development” (see Note 9), and an impairment of Clyra’s prepaid marketing asset (see Note 9).  Total impairment expense for the years ended December 31, 2022 and 2021 is $197,000 and $342,000, respectively.

Earnings (Loss) Per Share

We report basic and diluted earnings (loss) per share (“EPS”) for common and common share equivalents. Basic EPS is computed by dividing reported earnings by the weighted average shares outstanding. Diluted EPS is computed by adding to the weighted average shares the dilutive effect if convertible notes payable, stock options and warrants were exercised into common stock. For the years ended December 31, 2022 and 2021, the denominator in the diluted EPS computation is the same as the denominator for basic EPS due to the Company’s net loss which creates an anti-dilutive effect of the convertible notes payable, warrants and stock options.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for stock-based transactions, debt transactions, derivative liabilities, allowance for bad debt, asset depreciation and amortization, impairment expense, among others.

The methods, estimates and judgments we use in applying these most critical accounting policies have a significant impact on the results of our financial statements.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share-Based Compensation Expense

We recognize compensation expense for stock option awards on a straight-line basis over the applicable service period of the award, which is the vesting period. Fair value is determined on the grant date. Share-based compensation expense is based on the grant date fair value estimated using the Black-Scholes Option Pricing Model.

For stock and stock options issued to consultants and other non-employees for services, the Company measures and records an expense as of the earlier of the date at which either: a commitment for performance by the non-employee has been reached or the non-employee’s performance is complete. The equity instruments are measured at the current fair value, and for stock options, the instruments are measured at fair value using the Black Scholes option model.

The following methodology and assumptions were used to calculate share-based compensation for the years ended December 31, 2022 and 2021:

	2022						2021
	Non Plan			2018 Plan			Non Plan			2018 Plan
Risk free interest rate	2.32	–	3.83%	2.32	–	3.83%	1.49	–	1.73%	0.93	–	1.73%
Expected volatility	114	–	117%	114	–	117%	118	–	124%	118	–	124%
Expected dividend yield	—			—			—			—
Forfeiture rate	—			—			—			—
Life in years	10			10			10			10

Expected price volatility is the measure by which our stock price is expected to fluctuate during the expected term of an option. Expected volatility is derived from the historical daily change in the market price of our common stock, as we believe that historical volatility is the best indicator of future volatility.

The risk-free interest rate used in the Black-Scholes calculation is based on the prevailing U.S. Treasury yield as determined by the U.S. Federal Reserve. We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Warrants

Warrants issued with our convertible and non-convertible debt instruments are accounted for under the fair value and relative fair value method.

The warrant is first analyzed per its terms as to whether it has derivative features or not. If the warrant is determined to be a derivative and not qualify for equity treatment, then it is measured at fair value using the Black Scholes option model, and recorded as a liability on the balance sheet. The warrant is re-measured at its then current fair value at each subsequent reporting date (it is “marked-to-market”).

If the warrant is determined to not have derivative features, it is recorded into equity at its fair value using the Black Scholes option model, however, limited to a relative fair value based upon the percentage of its fair value to the total fair value including the fair value of the convertible note.

Convertible debt instruments are recorded at fair value, limited to a relative fair value based upon the percentage of its fair value to the total fair value including the fair value of the warrant.

The warrant relative fair values are also recorded as a discount to the convertible promissory notes. As present, these equity features of the convertible promissory notes have recorded a discount to the convertible notes that is substantially equal to the proceeds received.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-Cash Transactions

We have established a policy relative to the methodology to determine the value assigned to each intangible we acquire, and/or services or products received for non-cash consideration of our common stock. The value is based on the market price of our common stock issued as consideration, at the date of the agreement of each transaction or when the service is rendered or product is received.

Revenue Recognition

We account for revenue in accordance with ASC 606, “Revenue from Contacts with Customers”. The guidance focuses on the core principle for revenue recognition, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the guidance provides that an entity should apply the following steps:

Step 1:	Identify the contract(s) with a customer.

Step 2:	Identify the performance obligations in the contract.

Step 3:	Determine the transaction price.

Step 4:	Allocate the transaction price to the performance obligations in the contract.

Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company’s products are sold through a contract with the customer and a written purchase order, in which the details of the contract are defined including the transaction price and method of shipment. The only performance obligation is to create and ship the product, and each product has separate pricing. Revenue is recognized at a point in time when the goods are shipped if the agreement is FOB manufacturer, and when goods are delivered if FOB destination. Revenue is recognized with a reduction for sales discounts, as appropriate and negotiated in the customer’s purchase order.

Service contracts are performed through a written contract, which specifies the performance obligations and the rate at which the services will be billed, typically by time and materials. Each service is separately negotiated and priced. Revenue is recognized as services are performed and completed, or, for services related to product installations, at the completion of the installation. A few contracts have called for milestone or fixed cost payments, where we invoice an agreed-to amount per month for the life of the contract. In these instances, completed work, billed hourly, is recognized as revenue. If the billing amount is greater or lesser than the completed work, a receivable or payable is created. These accounts are adjusted upon additional billings as the work is completed. To date, there have been no discounts or other financing terms for the contracts.

In the event that we generate revenues from royalties or license fees from our intellectual property, we anticipate a licensee would pay a license fee in one or more installments and ongoing royalties based on their sales of products incorporating or using our licensed intellectual property. Upon entering into a licensing agreement, we will determine the appropriate method of recognizing the royalty and license fees.

Clyra also has certain distribution agreements that call for consigned inventory. Although the product is shipped to a third party, it is not revenue until that consigned inventory is sold to end user customer.

Government Grants

We have been awarded multiple research grants from the private and public Canadian research programs. Income we receive directly from grants is recorded as other income. We have been awarded over 80 grants since our first in 2015. Some of the funds from these grants are given directly to third parties (such as the University of Alberta or a third-party research scientist) to support research on our technology. The grants have terms generally ranging between six and eighteen months and support a majority, but not all, of the related research budget costs. This cooperative research allows us to utilize (i) a depth of resources and talent to accomplish highly skilled work, (ii) financial aid to support research and development costs, (iii) independent and credible validation of our technical claims.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The grants typically provide for (i) recurring monthly amounts, (ii) reimbursement of costs for research talent for which we invoice to request payment, and (iii) ancillary cost reimbursement for research talent travel related costs. All awarded grants have specific requirements on how the money is spent, typically to employ researchers. None of the funds may be used for general administrative expenses or overhead in the United States. These grants have substantially increased our level of research and development activities in Canada. We continue to apply for Canadian government and agency grants to fund research and development activities. Not all of our grant applications have been awarded, and no assurance can be made that any pending grant application, or any future grant applications, will be awarded.

Income Taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of asset and liabilities. Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We account for uncertainties in income tax law under a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns as prescribed by generally accepted accounting principles (“GAAP”). Under GAAP, the tax effects of a position are recognized only if it is “more-likely-than-not” to be sustained by the taxing authority as of the reporting date. If the tax position is not considered “more-likely-than-not” to be sustained, then no benefits of the position are recognized. Management believes there are no unrecognized tax benefits or uncertain tax positions as of December 31, 2022 and 2021.

The Company assessed its earnings history, trends and estimates of future earnings and determined that the deferred tax asset could not be realized as of December 31, 2022. Accordingly, a valuation allowance was recorded against the net deferred tax asset.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

Fair Value of Financial Instruments

Management believes the carrying amounts of the Company’s financial instruments as of December 31, 2022 and 2021 approximate their respective fair values because of the short-term nature of these instruments. Such instruments consist of cash, accounts receivable, prepaid assets, accounts payable, line of credit, and other assets and liabilities. The carrying amount of debt instruments are believed to approximate fair value as the stated interest rates are reflective of the prevailing market rates.

Tax Credits

Our research and development activities in Canada may entitle our Canadian subsidiary to claim benefits under the “Scientific Research and Experimental Development Program”, a Canadian federal tax incentive program designed to encourage Canadian businesses of all sizes and in all sectors to conduct research and development in Canada. Benefits under the program include credits to taxable income. If our Canadian subsidiary does not have taxable income in a reporting period, we instead receive a tax refund from the Canadian Revenue Authority. Those refunds are classified in Other Income on our Consolidated Statement of Operations and Comprehensive Loss.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases

In February 2016, the FASB issued ASU Update No. 2016-02, “Leases,” which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability, and lessors to recognize a net lease investment. Additional qualitative and quantitative disclosures are also required (see Note 11). We adopted this standard effective January 1, 2019 using the effective date option, as approved by the FASB in July 2018, which resulted in a $399,000 gross up of assets and liabilities; this balance may fluctuate over time as we enter into new leases, extend or terminate current leases. Upon the transition to ASC 842, the Company elected to use hindsight as a practical expedient with respect to determining the lease terms and in assessing any impairment of right-of-use assets for existing leases As of December 31, 2022, the right-of-use assets totaled $867,000 and the lease liability totaled $870,000 on our balance sheet related to our operating leases.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 - 5 years. Additions, renewals, and betterments that significantly extend the life of the asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts, and any related gain or loss is reflected in income for the period.

Recent Accounting Pronouncements

None.

Note 3. Sale of Stock for Cash

Lincoln Park Financing

On December 13, 2022, we entered into a stock purchase agreement (the “2022 LPC Purchase Agreement”) with Lincoln Park, pursuant to which Lincoln Park agreed to purchase from us at our request up to an aggregate of $10,000,000 of our common stock (subject to certain limitations) from time to time over a period of three years. The agreement allows us, at our sole discretion, to direct Lincoln Park to purchase shares of our common stock, subject to limitations in both volume and dollar amount. The purchase price of the shares that may be sold to Lincoln Park under the agreement is the lower of (i) the lowest sale price on the date of purchase, or (ii) the average of the three lowest closing prices in the prior 12 business days. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages other than a prohibition on entering into a “Variable Rate Transaction,” as defined in the agreement. Concurrently with the 2022 LPC Purchase Agreement, we entered into a Registration Rights Agreement, pursuant to which we filed a registration statement on Form S-1 with the SEC on December 23, 2022. This registration statement was declared effective on January 19, 2023.

Pursuant to the 2022 LPC Purchase Agreement, we issued 1,250,000 shares to Lincoln Park as a commitment fee, valued at $240,000 and recorded as additional-paid-in-capital on our equity statement.

Pursuant to a similar purchase agreement dated March 30, 2020, during the years ended December 31, 2022 and 2021, we sold 6,011,701 and 24,255,920 shares to Lincoln Park, and received $1,253,000 and $4,018,000, respectively, in gross and net proceeds. Subsequent to December 31, 2022, we began to draw on the 2022 LPC Purchase Agreement for working capital (see Note 14).

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unit Offerings

During the year ended December 31, 2022, we sold 13,568,524  shares of our common stock and received $2,364,000 in gross and net proceeds from accredited investors. In addition to the shares, we issued each investor a six-month and a five-year warrant to purchase additional shares. (See Note 6, “Warrants Issued in Unit Offering”.) During the year ended December 31, 2021, we sold 5,435,966 shares of our common stock and received $864,000 in gross and net proceeds from accredited investors. In addition to the shares, we issued each shareholder a six-month and a five-year warrant to purchase additional shares. (See Note 6, “Warrants Issued in Unit Offering”.)

Note 4. Debt Obligations

The following table summarizes our debt obligations outstanding as of December 31, 2022 and 2021 (in thousands). The table does not include debt obligations of our partially owned subsidiary Clyra Medical (see Note 10, “Debt Obligations of Clyra Medical”).

	December 31,

	2022	2021
Current portion of debt:
SBA Paycheck Protection Program loan	$43	$314
Convertible note payable, matures March 1, 2023	50	—
SBA EIDL Loan, matures July 2053, current portion	10	—
Debt discount, net of amortization	(3)	—
Total current portion of debt	$100	$314

Long-term debt:
SBA Paycheck Protection Program loans, matures May 2025	$97	$—
Convertible note payable, matures March 1, 2023	—	50
Debt discount, net of amortization	—	(20)
SBA EIDL Loan, matures July 2053	140	150
Total long-term debt, net of current	$237	$180

Total	$337	$494

For the years ended December 31, 2022 and 2021, we recorded $53,000 and $234,000 of interest expense related to the amortization of discounts on convertible notes payable and coupon interest from our convertible notes and lines of credit.

Cash payment of Debt Obligations

On August 13, 2021, we paid $178,000 in cash to Vernal Bay Investments, LLC, as payment of one-half the outstanding principal on the convertible note scheduled to mature on August 12, 2021. In addition, we issued 1,272,321 shares of our common stock to pay the remaining $228,000 principal and interest due on the note.

On March 1, 2021, we paid in cash the outstanding principal of $600,000 on the promissory note issued August 9, 2019, and scheduled to mature on August 9, 2021.

On March 1, 2021, we paid in cash the outstanding principal of $50,000 on the remaining amount due on a line of credit in which was due on demand at any time after September 1, 2019. There is no remaining balance on this line of credit, and we no longer have the ability to draw on the line of credit.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Conversion of Debt Obligations

On its maturity date of April 20, 2021, we converted to equity a promissory note in the principal balance of $100,000 into 400,000 shares of our common stock, and $9,994 of accrued interest into 48,706 shares of our common stock.

Convertible note payable, matures March 1, 2023

On March 8, 2018, we received $50,000 and entered into a note payable. The note is due on upon demand from the noteholder, with sixty days’ notice. On March 1, 2021, we and the holder of a $50,000 note payable modified the note to set a specific maturity date of March 1, 2023, and allow the investor to convert the note to our common stock at a price of $0.16 per share. In lieu of interest during the extended period of the note, we issued the investor a stock purchase warrant (see Note 6). Subsequent to December 31, 2022, this note was paid (see Note 14).

SBA Program Loans

On February 7, 2022, we received notice that the SBA had forgiven $174,000 of ONM Environmental's $217,243 PPP loan. ONM has appealed this decision. On May 12, 2022, we received notice that the SBA had denied the forgiveness application of BLEST’s $97,000 PPP loan. We have appealed that decision. During the period upon which a forgiveness decision is on appeal, loan payments are deferred. The maturity date of the BLEST PPP loan was officially extended on our request to May 2025. On March 19, 2021, we received notice that the SBA had approved the application for forgiveness of Clyra’s PPP loan totaling $43,000.

In July 2020, our subsidiary ONM Environmental received an Economic Injury Disaster loan from the U.S. Small Business Administration in the amount of $150,000. The has a 3.75% annual interest rate. Monthly payments of $800 began January 2023.

Note 5. Share-Based Compensation

Issuance of Common Stock in exchange for Services

Payment of Officer Salaries

During the year ended December 31, 2022, certain of our officers agreed to convert an aggregate $120,000 of accrued and unpaid salary into 532,225 shares of our common stock.  The unpaid salary is converted on the last day of each quarter as follows: on September 30, 2022, we issued 268,330shares of our common stock at $0.27; on June 30, 2022, we issued 263,895 shares of our common stock at $0.18 per share.

During the year ended December 31, 2021, certain of our officers agreed to convert an aggregate $46,000 of accrued and unpaid salary into 214,206 shares of our common stock. The unpaid salary is converted on the last day of each quarter as follows: December 31, 2021, we issued 15,000 shares of our common stock at $0.21 per share; on September 30, 2021, we issued 61,842 shares of our common stock at $0.19; on March 31, 2021, we issued 137,364 shares of our common stock at $0.23 per share.

Shares issued to Officers are unvested at the date of grant and subject to a lock-up agreement restricting vesting and sale until the earlier of (i) the consummation of a sale (in a single transaction or in a series of related transactions) of BioLargo by means of a sale of (a) a majority of the then outstanding common stock of BioLargo (whether by merger, consolidation, sale or transfer of common stock, reorganization, recapitalization or otherwise) or (b) all or substantially all of the assets of BioLargo; and (ii) the successful commercialization of BioLargo’s products or technologies as demonstrated by its receipt of at least $3,000,000 in cash, or the recognition of $3,000,000 in revenue, over a 12-month period from the sale of products and/or the license of technology; and (iii) the Company’s breach of the employment agreement between the Company and Officer and resulting in Officer’s termination.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Payment of Consultant Fees

During 2022, certain of our consultants agreed to convert an aggregate $171,000 accrued and unpaid obligations into 916,287 shares of our common stock. The unpaid obligations were converted on the last day of each quarter as follows: December 30, 2022, we issued 642,041 shares of our common stock at $0.20 per share; on September 30, 2022, we issued 110,498 shares of our common stock at $0.27; on June 30, 2022, we issued 76,996 shares of our common stock at $0.18; on March 31, 2022, we issued 86,752 shares of our common stock at $0.23 per share.

During 2021, certain of our consultants agreed to convert an aggregate $282,000 accrued and unpaid obligations into 1,913,261 shares of our common stock. The unpaid obligations were converted on the last day of each quarter as follows: December 31, 2021, we issued 348,772 shares of our common stock at $0.21 per share; September 30, 2021, we issued 586,963 shares of our common stock at $0.19 per share; June 30, 2020, we issued 367,403 shares of our common stock at $0.16 per share; March 31, 2021, we issued 610,123 shares of our common stock at $0.23 per share.

All of these offerings and sales were made in reliance on the exemption from registration contained in Section 4(2) of the Securities Exchange Act and/or Regulation D promulgated thereunder as not involving a public offering of securities.

Payment of Interest

During June 2021, pursuant to terms included in our debt agreements, we converted an aggregate $16,000 accrued interest into 81,777 shares of our common stock at $0.19 per share.

All of these offerings and sales were made in reliance on the exemption from registration contained in Section 4(2) of the Securities Exchange Act and/or Regulation D promulgated thereunder as not involving a public offering of securities.

Stock Option Expense

During the years ended December 31, 2022 and 2021, we recorded an aggregate $2,071,000 and $1,872,000, respectively, in selling general and administrative expense related to the issuance of stock options. Of that amount, we recorded an aggregate $2,071,000 and $1,872,000, in selling general and administrative expense related to the issuance of stock options. We issued options through our 2018 Equity Incentive Plan, and outside of this plan.  Of that amount, $408,000 and $564,000 were issued by our subsidiary Clyra Medical (see Note 10).

2018 Equity Incentive Plan

On June 22, 2018, our stockholders adopted the BioLargo 2018 Equity Incentive Plan (“2018 Plan”) as a means of providing our directors, key employees and consultants additional incentive to provide services. Both stock options and stock grants may be made under this plan for a period of 10 years. It is set to expire on its terms on June 22, 2028. Our Board of Director’s Compensation Committee administers this plan. As plan administrator, the Compensation Committee has sole discretion to set the price of the options. The plan authorizes the following types of awards: (i) incentive and non-qualified stock options, (ii) restricted stock awards, (iii) stock bonus awards, (iv) stock appreciation rights, (v) restricted stock units, and (vi) performance awards. The total number of shares reserved and available for awards pursuant to this Plan as of the date of adoption of this 2018 Plan by the Board is 40 million shares. The number of shares available to be issued under the 2018 Plan increases automatically each January 1st by the lesser of (a) 2 million shares, or (b) such number of shares determined by our Board. As of December 31, 2022, 48,000,000 shares are authorized under the plan.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Activity for our stock options under the 2018 Plan during the year ended December 31, 2022, and the year ended December 31, 2021, is as follows:

					Weighted
					Average	Aggregate
	Options	Exercise			Price per	Intrinsic
	Outstanding	Price per share			share	Value(1)
Balance, December 31, 2020	18,865,525	$0.12	–	0.43	$0.19
Granted	4,320,617	$0.13	–	0.23	$0.19
Balance, December 31, 2021	23,186,142	$0.12	–	0.43	$0.19
Granted	6,322,233	$0.18	–	0.27	$0.22
Exercised	(290,243)	$0.13	–	0.23	$0.16
Expired	(733,583)	$0.12	–	0.40	$0.33
Balance, December 31, 2022	28,484,549	$0.12	–	0.43	$0.19
Non-vested	(3,746,708)	$0.18	–	0.27	$0.19
Vested, December 31, 2022	24,737,841	$0.12	–	0.43	$0.19	$596,000

(1) – Aggregate intrinsic value based on closing common stock price of $0.20 at December 31, 2022.

The options granted to purchase 6,322,233 shares during the year ended December 31, 2022 with an aggregate fair value of $1,329,000 were issued to officers, board of directors, employees and consultants: (i) we issued options to purchase 495,135 shares of our common stock at an exercise price on the respective grant date of $0.17 and $0.23 per share to our CFO and President to replace options that had expired and resulted in a fair value of $97,000; (ii) we issued options to purchase 1,861,456 shares of our common stock at an exercise price on the respective grant date ranging between $0.18 – $0.27 per share to members of our board of directors for services performed, in lieu of cash; the fair value of these options totaled $401,000; (iii) we issued options to purchase 2,933,901 shares of our common stock to employees as part of an employee retention plan at an exercise price on the respective date ranging between $0.18 – $0.27 per share; the fair value of employee retention plan options totaled $608,000 and will vest quarterly over four years as long as they are retained as employees; (iv) we issued options to purchase 731,741 shares of our common stock to consultants in lieu of cash for expiring options and per agreement totaling $155,000, and (v) we issued 300,000 options to our Chief Financial Officer with a fair value of $68,000(see “Chief Financial Officer Contract Extension” immediately below). All stock option expense is recorded on our consolidated statement of operations as selling, general and administrative expense.

Chief Financial Officer Contract Extension

On March 22, 2022, we and our Chief Financial Officer Charles K. Dargan, II formally agreed to extend the engagement agreement dated   February 1, 2008 (the “Engagement Agreement”, which had been previously extended multiple times), pursuant to which Mr. Dargan has been and continues to serve as the Company’s Chief Financial Officer. The Engagement Extension Agreement dated as of March 22, 2022 (the “Engagement Extension Agreement”) provides for an additional one-year term through January 31, 2023 (the “Extended Term”; see Note 14).

As the sole compensation for the Extended Term, Mr. Dargan was issued an option (“Option”) to purchase 25,000 shares of the Company’s common stock for each month during the Extended Term (thus, an option to purchase 300,000 shares reflecting an extended term of 12 months). The Option vests over the period of the Extended Term, with 25,000 shares having vested as of   March 22, 2022, and the remaining shares to vest 25,000 shares monthly beginning March 22, 2022, and each month thereafter, so long as the agreement is in full force and effect. The Option is exercisable at $0.24 per share, the closing price of BioLargo’s common stock on March 22, 2022, the grant date, expires ten years from the grant date, and was issued pursuant to the Company’s 2018 Equity Incentive Plan.

The Option is Mr. Dargan’s sole compensation for the Extended Term. As was the case in all prior terms of his engagement, there is no cash component of his compensation for the Extended Term. Mr. Dargan is eligible to be reimbursed for business expenses he incurs in connection with the performance of his services as the Company’s Chief Financial Officer (although he has made no such requests for reimbursement in the past). All other provisions of the Engagement Agreement not expressly amended pursuant to the Engagement Extension Agreement remain the same, including provisions regarding indemnification and arbitration of disputes. See also Note 14, Subsequent Events.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2007 Equity Incentive Plan

On September 7, 2007, and as amended April 29, 2011, the BioLargo, Inc. 2007 Equity Incentive Plan (“2007 Plan”) was adopted as a means of providing our directors, key employees and consultants additional incentive to provide services. Both stock options and stock grants may be made under this plan for a period of 10 years, which expired on September 7, 2017. The Board’s Compensation Committee administers this plan. As plan administrator, the Compensation Committee has sole discretion to set the price of the options. As of September 2017, the Plan was closed to further stock option grants.

Activity for our stock options under the 2007 Plan for the years ended December 31, 2022 and 2021 is as follows:

					Weighted
					Average	Aggregate
	Options	Exercise			Price per	intrinsic
	Outstanding	price per share			share	Value(1)
Balance, December 31, 2020	5,689,363	$0.23	–	0.94	$0.44
Expired	(2,810,117)	0.34	–	0.51	0.38
Balance, December 31, 2021	2,879,246	$0.23	–	0.94	$0.49
Expired	(975,161)	0.35	–	0.40	0.36
Balance, December 31, 2022	1,904,085	$0.23	–	0.94	$0.56	$—

(1) – Aggregate intrinsic value based on closing common stock price of $0.20 at December 31, 2022.

Non-Plan Options issued

Activity of our non-plan stock options issued for the years ended December 31, 2022 and 2021 is as follows:

					Weighted
	Non-plan				average	Aggregate
	Options	Exercise			price per	intrinsic
	outstanding	price per share			share	value(1)
Balance, December 31, 2020	20,749,583	$0.12	–	1.00	$0.41
Granted	169,624	0.17	–	0.23	0.20
Expired	(800,000)	1.00			1.00
Balance, December 31, 2021	20,119,207	$0.12	–	0.83	$0.39
Granted	571,358	0.17	–	0.27	0.19
Expired	(1,666,736)	0.30	–	0.40	0.31
Balance, December 31, 2022	19,023,829	$0.12	–	0.83	$0.39
Unvested	(507,500)	0.45			0.45
Vested and outstanding, December 31, 2022	18,516,329	$0.12	–	0.83	$0.39	$77,000

(1) – Aggregate intrinsic value based on closing common stock price of $0.20 at December 31, 2022.

During the year ended December 31, 2022, we issued options to purchase an aggregate 571,358 shares of our common stock at exercise prices ranging between $0.17 – $0.27 per share to vendors for fees for services. The fair value of the options issued totaled an aggregate $109,000 and is recorded in our selling, general and administrative expense.

During the year ended December 31, 2021, we issued options to purchase an aggregate 169,624 shares of our common stock at exercise prices ranging between $0.17 – $0.23 per share to vendors for fees for services. The fair value of the options issued totaled an aggregate $34,000 and is recorded in our selling, general and administrative expense.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Warrants

We have certain warrants outstanding to purchase our common stock, at various prices, as described in the following table:

					Weighted
					average	Aggregate
	Warrants	Exercise			price per	intrinsic
	outstanding	price per share			share	value(1)
Balance, December 31, 2020	32,980,989	$0.13	–	1.00	$0.29
Granted	11,096,992	0.12	–	0.14	0.21
Exercised	(1,283,333)	0.12	–	0.14	0.13
Expired	(6,029,086)	0.12	–	0.70	0.30
Balance, December 31, 2021	36,765,562	$0.13	–	1.00	$0.27
Granted	27,137,048	0.12	–	0.14	0.23
Exercised	—
Expired	(14,879,152)	0.12	–	0.48	0.24
Balance, December 31, 2022	49,023,398	$0.13	–	1.00	$0.26	$691,000

(1) – Aggregate intrinsic value based on closing common stock price of $0.20 at December 31, 2022.

Warrants issued in Unit Offerings

During the year ended December 31, 2022, pursuant to our Unit Offerings (see Note 3), we issued six-month stock purchase warrants to purchase an aggregate 13,568,524 shares of our common stock at prices from $0.19 - $0.26 per share, and five-year stock purchase warrants to purchase an aggregate 13,568,524 shares of our common stock at prices from $0.24 - $0.33 per share.

During the year ended December 31, 2021, pursuant to our Unit Offering (see Note 3), we issued six-month stock purchase warrants to purchase an aggregate 5,435,996 shares of our common stock at prices from $0.14 - $0.23 per share, and five-year stock purchase warrants to purchase an aggregate 5,435,996 shares of our common stock at prices from $0.16 - $0.29 per share.

Warrant issued in conjunction with amendment to note payable

On March 1, 2021, we and the holder of a $50,000 note payable modified the note (see Note 4). In lieu of interest during the extended period of the note, we issued the investor a warrant to purchase 225,000 shares of our common stock at $0.16 per share for a period of five years.  The fair value of these warrants totaled $35,000 and is recorded as a debt discount on our consolidated balance sheets, of which amount will be amortized to interest expense over the two-year term of the debt.

Exercise of Warrants

During the year ended December 31, 2021, we issued an aggregate 1,283,333 shares of our common stock from the exercise of outstanding stock purchase warrants and in exchange we received proceeds totaling an aggregate $164,000.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value – Interest Expense

To determine interest expense related to our outstanding warrants issued in conjunction with debt offerings, the fair value of each award grant is estimated on the date of grant using the Black-Scholes option pricing model and the relative fair values are amortized over the life of the warrant. For the determination of expense of warrants issued for services, extinguishment of debt and settlement management also uses the option-pricing model. The principal assumptions we used in applying this model were as follows:

	2022			2021
Risk free interest rate	3.69	–	3.88%	0.71%
Expected volatility	40%			100%
Expected dividend yield	—			—
Forfeiture rate	—			—
Expected life in years	3			.5	–	5

The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant. Expected volatilities are based on historical volatility of our common stock. The expected life in years is based on the contract term of the warrant.

Note 7. Accounts Payable and Accrued Expenses

As of December 31, 2022, accounts payable and accrued expenses included the following (in thousands):

Category	BioLargo	ONM	BLEST	Water	Intercompany amounts	Totals
Accounts payable	$187	$486	$7	$119	$(82)	$717
Accrued payroll	20	58	120	—	—	198
Accrued interest	25	—	—	—	—	25
Total						$940

As of December 31, 2021, accounts payable and accrued expenses included the following (in thousands):

Category	BioLargo	ONM	BLEST	Water	Intercompany amounts	Totals
Accounts payable	$156	$72	$73	$96	$(47)	$350
Accrued payroll	37	53	94	—	—	184
Accrued interest	25	—	—	—	—	25
Total						$559

See Note 10, “Accounts Payable and Accrued Expenses”, for the accounts payable and accrued expenses of Clyra Medical.

Note 8. Provision for Income Taxes

Given our historical losses from operations, income tax obligations have been limited to the minimum franchise tax assessed by the State of California. Since 2016, we have not consolidated for tax purposes our subsidiary Clyra Medical, as our ownership interest was less than 80%. Our subsidiary BLEST is a Tennessee limited liability company and as such, is not consolidated in our corporate tax return. As a pass-through entity, it does not pay federal taxes. However, the state of Tennessee charges franchise and excise taxes for limited liability companies, and thus BLEST will incur a nominal franchise tax and will not pay an excise tax unless and until it is profitable.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2022, we had federal and California tax net operating loss carry-forwards (“NOLs”) of approximately $101,000,000 and $54,000,000 respectively. Due to changes in our ownership through common stock issuances throughout the year, the utilization of NOLs may be subject to annual limitations and discounts under provisions of the Internal Revenue Code. We have not conducted a complete analysis to determine the extent of these limitations or any future limitation. Such limitations could result in the permanent loss of a significant portion of the NOLs. Under the Tax Cuts and Jobs Act (“TCJA”) signed into law on December 22, 2018, post‑2018 NOLs may be carried forward indefinitely, and pre‑2018 NOLs have a 20-year limitation on carryforwards; however, the NOLs are limited to the lesser of (1) the aggregate of the NOL carryovers to such year, plus the NOL carry-backs to such year, or (2) 80% of taxable income (determined without regard to the deduction) (Internal Revenue Code Sec. 172(a)). Generally, NOLs can no longer be carried back but are allowed to be carried forward indefinitely (Sec. 172(b)(1)(A), which applies to 2018 and later NOLs only). Nevertheless, for California purposes, the additional taxable income limitations on NOL carryforwards as well as the indefinite time to use the NOLs have not been adopted. Therefore, for California, NOLs expire after 20 years. As such, ours will begin to expire in for the tax period ending December 31, 2024. Realization of our deferred tax assets, which relate to operating loss carryforwards and timing differences, is dependent on future earnings. The timing and amount of future earnings are uncertain and therefore we have established a 100% valuation allowance.

Note 9. In-Process Research and Development; Impairment expense

Scion Solutions Transaction dated March 1, 2022

On September 26, 2018, BioLargo and Clyra Medical entered into a transaction (the “Scion Transaction”) whereby BioLargo would acquire, and then license back to Clyra, the intangible assets of Scion Solutions, LLC (“Scion”), and in particular its in-process research and development of the “SkinDisc,” a method for treating advanced hard-to-treat wounds including diabetic ulcers. In addition to a pending patent application, the assets included the technical know-how and data developed by the Scion team.

The consideration provided to Scion, which was subject to an escrow agreement dated September 26, 2018 (“Escrow Agreement”) and earn out provisions, included: (i) 21,000 shares of the Clyra Medical common stock; (ii) 10,000 shares of Clyra Medical common stock redeemable for 7,142,858 BioLargo common shares (detailed below); and (iii) a promissory note in the principal amount of $1,250,000 owed by Clyra Medical (“Clyra-Scion Note”). The Clyra-Scion note accrued interest at an annual rate of 5%. As of December 31, 2021, $243,000 had be paid in reduction of principal owed on the Clyra-Scion note.

Immediately following Clyra Medical’s purchase of Scion’s intangible assets, Clyra Medical sold to BioLargo the assets, along with 12,755 Clyra Medical common shares. In exchange, BioLargo issued Clyra Medical 7,142,858 shares of BioLargo common stock. Concurrently, BioLargo licensed back to Clyra Medical the Scion assets. Scion may exchange its 10,000 Clyra Medical common shares for the 7,142,858 shares of BioLargo common stock issued to Clyra Medical, subject to the escrow and earn-out provisions described above. The fair value of the 7,142,858 BioLargo shares at December 31, 2020, was $2,150,000.

During the year ended December 31, 2020, Clyra Medical’s gross revenue exceeded $200,000, and thus the first and second performance metrics in the Escrow Agreement were met. As a result, Scion vested 6,200 Clyra Medical common shares, of which 2,200 are redeemable for 1,428,571 BioLargo shares. The fair value of the newly vested shares total was $257,000 at December 31, 2020. On our balance sheet, the In-Process Research and Development asset, and Common Stock Held for Redemption liability, each increased by that amount as of December 31, 2020.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

By written agreement dated March 1, 2022, fully executed on March 3, 2022, Clyra Medical and BioLargo agreed to sell back to Scion the Scion IP purchased in the 2018 Scion Transaction. In exchange, Scion agreed to (i) accept 2,000,000 (of the 5,000,000) BioLargo common shares it had earned, (ii) forgive the outstanding principal (of $1,007,000) and interest (of $133,000) due on the Scion Promissory Note, and (iii) return all shares of Clyra common stock owned by Scion. Additionally, Scion members Spencer Brown, Tanya Rhodes, and Dr. Brock Liden each forgave all amounts due to them pursuant to their consulting agreements with Clyra Medical, which, in the aggregate, represented $305,000 on Clyra Medical’s accounts payable, and Spencer Brown resigned from Clyra Medical’s board of directors. The agreement further provided that Clyra Medical and BioLargo indemnify Scion and related parties from any claims related to the SkinDisc, and for mutual releases of any claims between the parties.

Spencer Brown and Tanya Rhodes each entered into non-disclosure agreements whereby they agreed not to disclose Clyra Medical or BioLargo’s proprietary information, and five-year non-compete provisions whereby they agreed not to engage in competition with copper-iodine complex technologies that are the same or substantially similar to Clyra Medical’s intellectual property. In exchange, Clyra Medical, BioLargo, and certain agents of Clyra Medical and BioLargo agreed not to engage in competition with Scion’s SkinDisc technology.

Separately, BioLargo and Clyra Medical entered into an agreement dated March 3, 2022, whereby (i) BioLargo agreed to transfer to Scion the Scion IP in accordance with the March 1, 2022 agreement listed on its balance sheet as In-process Research and Development, which was valued at $2,150,000, and (ii) Clyra Medical transferred to BioLargo for its return to treasury 5,142,858 shares of BioLargo common stock.

Although these agreements were not fully executed until March 3, 2022, the essential terms of the agreement between Scion and Clyra Medical/BioLargo that would have a material impact on BioLargo’s financial statements remained unchanged since the first draft of the transaction document prepared and agreed to by both parties in December 2021, subject to document finalization and execution, and therefore, management considered the guidance in Accounting Standard Codification 855, whereby since the condition existed as of the balance sheet date, with further evidence arising subsequent to the balance sheet date, the Company recognizes the financial statement effects of this transaction as of December 31, 2021.

Impairment of Other Asset, Prepaid Marketing

On December 30, 2015, Clyra entered into a consulting agreement with Beach House Consulting, LLC, through which Jack B. Strommen is obligated to provide consulting services to Clyra Medical related to its sales and marketing activities, in exchange for $23,000 per month for a period of four years. On June 30, 2020, at Clyra’s request, Beach House Consulting agreed to accept 3,639 shares of Clyra common stock valued at $788,000, in lieu of cash, as full prepayment of the consulting fee. The obligation to provide the consulting services is dependent on Clyra generating an average of $250,000 in monthly sales over three consecutive months, which has not been met. The value of the shares issued to Beach House totaled $788,000, and the obligation is recorded as a non-current asset on our consolidated balance sheet.

Management determined as of December 31, 2021, to impair the asset by $197,000. The impairment amount was charged to impairment expense on our consolidated statement of operations.

The following table summarizes the expenses related to the foregoing transactions as of December 31, 2021.

	Biolargo Corporate	Clyra	Total

In-Process Research and Development	$(2,150,000)	$—	$(2,150,000)
Clyra debt obligations (Clyra-Scion note)	—	1,007,000	1,007,000
Accounts payable and accrued interest	—	458,000	458,000
Liability to Scion shareholders	—	540,000	540,000
Other asset, prepaid marketing	—	(197,000)	(197,000)
Total	$(2,150,000)	$1,808,000	$(342,000)

In light of Clyra Medical’s revenues for the year ended December 31, 2022, and its shift of focus to a surgical wash product, Management determined as of December 31, 2022, to further impair the asset by $197,000.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Noncontrolling Interest – Clyra Medical

As discussed in Note 2 above, we consolidate the operations of our partially owned subsidiary Clyra Medical, of which we owned 58% of its outstanding shares as of December 31, 2022.

Debt Obligations of Clyra Medical

Promissory Note

On April 8, 2022, Clyra Medical issued a promissory note in the principal amount of $100,000 to an individual investor, payable April 8, 2024, and bearing 8% annual interest. The note may be converted by its holder at any time prior to the maturity date, and automatically converts to stock upon (i) Clyra’s sale of $5,000,000 or more of its common or preferred stock, or (ii) the maturity date, at a conversion price equal to 70% of the lowest price-per-share of shares sold to a future investor prior to the maturity date.

Line of Credit

On June 30, 2020, Clyra Medical entered into a Revolving Line of Credit Agreement whereby Vernal Bay Capital Group, LLC committed to provide a $1,000,000 inventory line of credit. Clyra Medical received $260,000 in draws and made repayments totaling $99,000. Funds from the line of credit must be used to produce inventory. Additional draws are conditional upon the presentation of invoices or purchase orders to the lender equal to the greater of one-half of principal outstanding on the line of credit, and $200,000. The line of credit note earns interest at 15%, matures in one year, and requires Clyra pay interest and principal from gross product sales. For the first 180 days, on a monthly basis, Clyra is required to pay 30% of gross product sales to reduce amounts owed, and thereafter 60% of gross sales. Clyra issued Vernal Bay 322 shares of its common stock as a commitment fee for the line of credit, valued at $70,000. A security agreement of the same date grants Vernal Bay a security interest in Clyra’s inventory, as that term is defined in the Uniform Commercial Code. Clyra may prepay the note at any time.

On December 13, 2022, we entered into an amendment of the Revolving Line of Credit Agreement whereby the maturity date of the line of credit was extended to September 30, 2024, and the payment terms were modified such that amounts of principal due in each month are capped at a maximum of 15% of the principal amount then due under the note. Additionally, BioLargo agreed to allow Vernal Bay to elect to convert, any time prior to the note’s maturity date, the 322 shares of Clyra common stock it received as consideration for the line of credit into shares of Biolargo common stock at the then market price of BioLargo’s common stock.  Vernal Bay elected to convert the shares (see Note 14).

As of December 31, 2022, the balance outstanding on this line of credit totals $161,000. As of December 31, 2021, the balance outstanding on this line of credit totaled $187,000.

Equity Transactions

As of December 31, 2022, Clyra had 91,149 common shares, and 2,075 Series A Preferred shares, outstanding. Of that amount, BioLargo owned 52,601 common shares, and 1,349 Series A Preferred shares. BioLargo owns 58% of Clyra’s issued and outstanding shares.

Sales of Common Stock

During the year ended December 31, 2022, Clyra did not sell shares of its common stock. On March 2, 2022, BioLargo converted $633,091 owed to it by Clyra into 2,032 shares of Clyra common stock.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2021, Clyra sold 161 shares of its common stock for $50,000 to private investors at $310 per Clyra share.

Sales of Series A Preferred Stock

On December 20, 2022, Clyra sold 725 shares of its Series A Preferred Stock, and in exchange received $225,000 in gross and net proceeds, from two accredited investors. Each investor also received a 3-year warrant to purchase the same number of additional shares of common stock for $372 per share. The fair value of these warrants totaled $55,000. Shares of Series A Preferred Stock earn a dividend of 15% each year. Each share of Series A Preferred stock can be converted by the holder at any time for one share of common stock. Accrued dividends may be converted to common stock at a conversion rate of $310 per share.

Each investor also entered into an agreement with BioLargo whereby the investor may exchange some or all of its Series A Preferred stock, plus accrued dividends, into shares of BioLargo common stock, at a price equal to a 20% discount of the volume weighted average price over the 30 prior trading days. Elections must be made during the 18-month period that begins 18 months after the closing of the Series A Preferred offering (which has not yet taken place), or June 30, 2023, whichever is earlier.

Subsequent to December 31, 2022, Clyra continued to sell its Series A Preferred Stock (see Note 14).

Stock Options

					Weighted
	Clyra				average
	Options	Exercise			price per
	Outstanding	price per share			share
Balance, December 31, 2020	11,411			$1.00	$1.00
Granted	2,594			1.00	1.00
Balance, December 31, 2021	14,004			$1.00	$1.00
Granted	1,829	1.00	-	310	40.24
Balance, December 31, 2022	15,833	$1.00	-	310	$5.53

Clyra issues options to its employees and consultants in lieu of compensation owed on a regular basis.  During the years ended December 31, 2022 and 2021, Clyra issued options to purchase 1,829 and 2,594 shares of its common stock, respectively. Each option vests upon issuance and has an expiration date 10 years from the date of grant. The exercise price of the options granted in the year ended December 31, 2021, was $1.00 per share. Of the 1,829 options granted in the year ended December 31, 2022, the exercise price of 1,597 are $1.00 per share, and the remainder are $310 per share. The fair value of the options issued in the year ended December 31, 2022 and 2021 totaled $408,000 and $564,000, respectively. We used the Black-Scholes model to calculate the initial fair value, assuming a stock price on date of grant of $310 per share. Because Clyra is a private company with no secondary market for its common stock, the resulting fair value was discounted by 30%. We also used a risk-free rate ranging between 2.32% - 3.83%, a volatility of 40% and an expected life of 10 years.

Accounts Payable and Accrued Expenses

At December 31, 2022 and 2021, Clyra had the following accounts payable and accrued expenses (in thousands):

Category	2022	2021
Accounts payable	$186	$149
Accrued payroll	45	30
Accrued interest	7	51
Total	$238	$230

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. BioLargo Engineering, Science and Technologies, LLC

In September 2017, we commenced a full-service environmental engineering firm and formed a Tennessee entity named BioLargo Engineering, Science & Technologies, LLC (“BLEST”). In conjunction with the start of this subsidiary, we entered into a three-year office lease in the Knoxville, Tennessee area, and entered into employment agreements with six scientists and engineers. (See Note 12 “Business Segment Information”.) BLEST was capitalized with two classes of membership units: Class A, 100% owned by BioLargo, and Class B, held by management of BLEST, and which initially have no “profit interest,” as that term is defined in Tennessee law. However, over the succeeding five years, the Class B members can earn up to a 30% profit interest. They also have been granted options to purchase up to an aggregate 1,750,000 shares of BioLargo, Inc. common stock. The profit interest and option shares are subject to a five year vesting schedule tied to the performance of the subsidiary, including gross revenue targets that increase over time, obtaining positive cash flow by March 31, 2018 (which was not met), collecting 90% of its account receivables, obtaining a profit of 10% in its first year (and increasing in subsequent years), making progress in the scale-up and commercialization of our AOS system, and using BioLargo research scientists (such as our Canadian team) for billable work on client projects. These criteria are to be evaluated annually by BLEST’s compensation committee (which includes BioLargo’s president, CFO, and BLEST’s president), beginning September 2018. Given the significant performance criteria, the Class B units and the stock options will only be recognized in compensation expense if or when the criteria are satisfied.

The BLEST Compensation Committee has met regularly since the subsidiary commenced operations. In 2018, it reviewed the operating performance and determined that the performance metrics were not met and as a result, did not award any Class B units or stock options. In November 2019, it determined that a portion of the performance metrics were met, and that one-half of the eligible profits interests would be vested (2.5% in the aggregate), and therefore one-half of the option interests (10%) would be vested (175,000 options shares in the aggregate). The vesting of option shares resulted in a fair value totaling $44,000, recorded on our consolidated statement of operations as selling, general and administrative expense. The fair value of the profit interest was nominal and not booked. In January 2021, the committee again reviewed the operating performance and determined that a portion of the performance metrics were met. It was agreed that one-half and one-quarter of the eligible profit interests would be vested (3.75% in the aggregate), and therefore one-half of the option interests (15%) would be vested (262,500 options shares in the aggregate). The vesting of option shares resulted in a fair value totaling $65,000, recorded on our consolidated statement of operations as selling, general and administrative expense for the year ended December 31, 2020. In January 2022, the committee again reviewed the operating performance and determined that a portion of the performance metrics were met. It was agreed that an additional one-half and one-quarter of the eligible profits interests would be vested (11.25% in the aggregate), and therefore an additional half of the option interests would be vested (525,000 options shares in the aggregate). The vesting of option shares resulted in a fair value totaling $65,000, recorded on our consolidated statement of operations as selling, general and administrative expense for the year ended December 31, 2021.  In December 2022, the committee again reviewed the operating performance and determined that a portion of the performance metrics were met. It was agreed that an additional one-half and one-quarter of the eligible profits interests would be vested (17.75% in the aggregate), and therefore an additional half of the option interests would be vested (1,242,500 options shares in the aggregate).  The vesting of option shares resulted in a fair value totaling $135,000 and is recorded on our consolidated statement of operations as selling, general and administrative expense for each of the years ended December 31, 2022.

Note 12. Business Segment Information

BioLargo currently has four operating business segments, plus its corporate entity which is responsible for general corporate operations, including administrative functions, finance, human resources, marketing, legal, etc. The four operational business segments are:

1.	ONM Environmental -- which sells odor and volatile organic control products and services (located in Westminster, California);
2.	Clyra Medical Technologies (“Clyra Medical”) -- which develops and sells medical products based on our technologies;
3.	BLEST -- which provides professional engineering services on a time and materials basis for outside clients and supports our internal operations as needed (located in Oak Ridge, Tennessee); and
4.	BioLargo Water (“Water”) -- which historically focused entirely on R&D, and has now shifted its focus to commercializing the AOS technology (located in Edmonton, Alberta Canada).

Historically, none of our operating business units have operated at a profit (other than ONM the last two quarters of 2022) and therefore each required additional cash to meet its monthly expenses, funded through BioLargo’s sales of debt or equity, research grants, and tax credits. Clyra Medical has also been funded by third party investors who invest directly in Clyra Medical in exchange for equity ownership in that entity.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The segment information for the years December 31, 2022 and 2021, is as follows (in thousands):

	2022	2021
Revenues
BioLargo corporate	$5	$7
ONM Environmental	4,374	1,419
BLEST	1,943	1,635
Clyra Medical	56	139
BioLargo Water	1	12
Intersegment revenue	(495)	(681)
Total	$5,884	$2,531

Research and development
BioLargo corporate	$(674)	$(1,001)
BLEST	(469)	(488)
Clyra Medical	(110)	(66)
BioLargo Water	(565)	(486)
BioLargo corporate - intersegment	499	674
Total	$(1,319)	$(1,367)

Operating income (loss)
BioLargo corporate	$(3,971)	$(5,688)
ONM Environmental	1,130	(511)
BLEST	(452)	(629)
Clyra Medical	(1,383)	666
BioLargo Water	(714)	(616)
Total	$(5,390)	$(6,778)

Interest expense
BioLargo corporate	$(24)	$(118)
Clyra Medical	(29)	(116)
Total	$(53)	$(234)

Net income (loss)
BioLargo corporate	$(3,995)	$(5,781)
ONM Environmental	1,304	(511)
BLEST	(425)	(629)
Clyra Medical	(1,412)	593
BioLargo Water	(604)	(566)
Consolidated net loss	$(5,132)	$(6,894)

As of December 31, 2022	BioLargo	ONM	Clyra	BLEST	Water	Elimination	Total
Tangible assets	$669	$2,064	$631	$441	$194	$(41)	$3,958
Right of use	136	—	—	731	—	—	867
Investment in South Korean joint venture	33	—	—	—	—	—	33
Total	$838	$2,064	$631	$1,172	$194	$(41)	$4,858

As of December 31, 2021	BioLargo	ONM	Clyra	BLEST	Water	Elimination	Total
Tangible assets	$555	$451	$816	$595	$152	$(47)	$2,522
Right of use	222	—	—	231	—	—	453
Investment in South Korean joint venture	48	—	—	—	—	—	48
Total	$825	$451	$816	$433	$152	$(47)	$3,023

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Commitments and Contingencies

Office Leases

We have long-term operating leases for office, industrial and laboratory space in Westminster, California, Oak Ridge, Tennessee, and Alberta, Canada. Payments made under operating leases are charged to the Consolidated Statement of Operations and Comprehensive Loss on a straight-line basis over the term of the operating lease agreement. Short-term leases less than one-year are not included in our analysis. For the years ended December 31, 2022 and 2021, rental expense was $316,000 and $288,000, respectively.  The lease of our Westminster facility expires August 2024. It is too early for management to determine if it will exercise its option to extend the lease four years, therefore the four-year extension is not included in the analysis. In September 2022, the lease of our Oak Ridge, Tennessee facility was extended for ten years. The ten-year lease added $443,000 to our right of use and lease liability and on our December 31, 2022, balance sheet our right of use and lease liability totaled $867,000. The lease of our Canadian facility is less than one year. None of our leases have additional terms related to the payments or mechanics of the lease. The leases have no additional payment terms such as common area maintenance payments, tax sharing payments or other allocable expenses. Likewise, the leases do not contain other terms and conditions of use, such as variable lease payments, residual value guaranties or other restrictive financial terms. Since there is no explicit interest rate in our leases, management used its incremental borrowing rate, which is estimated to be 18% to determine lease liability.

As of December 31, 2022, our weighted average remaining lease term is nine years and the total remaining operating lease payments is $1,793,000. Our minimum lease payments over the next five years are as follows:

Year ending	BioLargo Corp / ONM	BLEST	Total
December 31, 2023	118,000	151,000	269,000
December 31, 2024	70,000	154,000	224,000
December 31, 2025	--	157,000	157,000
December 31, 2026	--	160,000	160,000
December 31, 2027	--	161,000	161,000
Thereafter	--	822,000	822,000
Total minimum lease payments	$188,000	$1,605,000	$1,793,000

Note 14. Subsequent Events.

Management has evaluated subsequent events through the date of the filing of this Annual Report and management noted the following for disclosure.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lincoln Park Capital Purchase of Shares

From January 1, 2023, through March 29, 2023, we sold 545,402 shares of common stock to Lincoln Park pursuant to the 2022 LPC Purchase Agreement (see Note 3), and received $105,000 in gross and net proceeds. These sales were registered with the SEC on Form S-1 (file number 333-268973).

Clyra Medical – Series A Preferred

From January 1, 2023, through March 29, 2023, Clyra Medical accepted subscriptions in the aggregate amount of $225,000 and sold 726 shares of its Series A Preferred Stock for $310 per share. The investor also received a three-year warrant to purchase the same number of additional shares of common stock for $372 per share. The investor also entered into an agreement with BioLargo whereby the investor may exchange some or all of its Clyra Series A Preferred stock, plus accrued dividends, into shares of BioLargo common stock, at a price equal to a 20% discount of the volume weighted average price over the 30 prior trading days. Elections must be made during the 18-month period that begins 18 months after the closing of the Series A erred offering (which has not yet taken place), or June 30, 2023, whichever is earlier. (See Note 10.)

Unit Offering

From January 1, 2023, through March 29, 2023, we accepted $694,640 in subscriptions from twelve accredited investors and issued 3,500,000 shares of our common stock, six-month warrants to purchase 3,500,000 shares of our common stock at $0.228 per share, and five-year warrants to purchase 3,787,579 shares of our common stock at $0.285 per share.

BioLargo Energy Technologies, Inc.

On January 1, 2023, BioLargo’s wholly owned subsidiary BioLargo Energy Technologies, Inc. (“BETI”), formed to commercialize a proprietary sodium-sulfur battery technology, began an offering of its common stock for $2.00 per share. From January 1, 2023, through March 29, 2023, the company received $700,000 in investments, and issued 350,000 shares of its common stock. Of the $700,000 invested, $100,000 was from BioLargo. As of March 29, 2023, BioLargo owns 96.8% of the company’s common stock.

Each investor also entered into an agreement with BioLargo whereby the investor may exchange some or all of its BETI common stock into shares of BioLargo common stock, at a price equal to a 20% discount of the volume weighted average price of BioLargo’s common stock over the 30 prior trading days. Elections to exchange must be made by the investor during the calendar year 2024. An investor can make such election only one time; BioLargo does not have the ability to compel an investor to exchange its shares.

Satisfaction of $50,000 Note

On March 6, 2023, we entered into an agreement with the holder of a $50,000 note (see Note 4, “Convertible note payable, matures March 1, 2023”) to convert that note into common stock of BETI. As payment for interest, a warrant to purchase 200,000 shares of BioLargo common stock at $0.21 was issued to the investor, expiring five years from the grant date.

CFO Engagement Extension

On March 21, 2023, we and our Chief Financial Officer Charles K. Dargan, II formally agreed to extend the engagement agreement dated February 1, 2008 (the “Engagement Agreement”, which had been previously extended multiple times), pursuant to which Mr. Dargan has been and continues to serve as the Company’s Chief Financial Officer. The Engagement Extension Agreement dated as of March 21, 2023 (the “Engagement Extension Agreement”) provides for an additional one-year term to expire January 31, 2024 (the “Extended Term”), at which time Mr. Dargan will continue to serve as CFO, unless and until either party terminates the agreement.

BIOLARGO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As the sole compensation for the Extended Term, Mr. Dargan was issued an option (“Option”) to purchase 25,000 shares of the Company’s common stock for each month during the Extended Term (thus, an option to purchase 300,000 shares reflecting an extended term of 12 months). The Option vests over the period of the Extended Term, with 25,000 shares having vested as of March 21, 2023, and the remaining shares to vest 25,000 shares monthly beginning March 31, 2023, and each month thereafter, so long as the agreement is in full force and effect. The Option is exercisable at $0.20 per share, the closing price of BioLargo’s common stock on the March 21, 2023 grant date, expires ten years from the grant date, and was issued pursuant to the Company’s 2018 Equity Incentive Plan.

The Option is Mr. Dargan’s sole compensation for the Extended Term. As was the case in all prior terms of his engagement, there is no cash component of his compensation for the Extended Term. Mr. Dargan is eligible to be reimbursed for business expenses he incurs in connection with the performance of his services as the Company’s Chief Financial Officer (although he has made no such requests for reimbursement in the past). All other provisions of the Engagement Agreement not expressly amended pursuant to the Engagement Extension Agreement remain the same, including provisions regarding indemnification and arbitration of disputes.

Clyra Medical

On January 9, 2023, the holder of a line of credit of Clyra Medical elected to convert 322 shares of Clyra Medical common stock into 527,983 shares of BioLargo common stock at $0.1894 per share in accordance with the amendment to the line of credit agreement dated December 13, 2022. (See Note 10, subheading “Line of Credit”.)